As filed with the Securities and Exchange Commission on September 24, 2019.
Registration No. 333-233625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METROCITY BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Georgia	6022	47-2528408
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
5114 Buford Highway,
Doraville, Georgia 30340
(770) 455-4989
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nack Paek
Chairman and Chief Executive Officer
MetroCity Bankshares, Inc.
5114 Buford Highway,
Doraville, Georgia 30340
(770) 455-4989
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Mark C. Kanaly Kyle G. Healy David S. Park Alston & Bird LLP 1201 West Peachtree Street, Suite 4900 Atlanta, Georgia 30309 (404) 881-7000	Farid Tan President and Chief Financial Officer MetroCity Bankshares, Inc. 5114 Buford Highway Doraville, Georgia 30340 (770) 455-4989	Peter G. Weinstock Beth A. Whitaker Hunton Andrews Kurth LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 2019
PRELIMINARY PROSPECTUS
1,939,000 Shares
Common Stock

This is the initial public offering of MetroCity Bankshares, Inc. We are offering 1,000,000 shares of our common stock and the selling shareholders are offering 939,000 shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.
Our common stock is presently quoted on the OTC Market Group’s OTCQX Market under the symbol “MCBS.” The last reported closing sale price for our common stock as reported on the OTCQX Market on September 20, 2019 was $15.50 per share. We anticipate that the public offering price of our common stock will be between $14.50 and $16.50 per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “MCBS.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13.
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.
	Per share	Total
Initial public offering price of our common stock	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$

(1)
See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to an additional 290,850 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
The underwriters expect to deliver the shares of our common stock to purchasers on or about            , 2019, subject to customary closing conditions.
Keefe, Bruyette & Woods	Raymond James
A Stifel Company
Hovde Group, LLC
The date of this prospectus is            , 2019.

i

About this Prospectus
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “ourselves,” “the company” and “the Company” refer to MetroCity Bankshares, Inc., a Georgia corporation, and its consolidated wholly-owned banking subsidiary, Metro City Bank, a Georgia state-chartered bank (“Metro City Bank” or “the Bank”), for all periods following the formation of MetroCity Bankshares, Inc. as a bank holding company under the Bank Holding Company Act of 1956, as amended, and the completion of the transactions under which Metro City Bank became a wholly-owned subsidiary of MetroCity Bankshares, Inc. For all periods prior to the completion of such transactions, these terms refer to Metro City Bank, a Georgia state-chartered bank.
This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”
Unless otherwise stated, all information in this prospectus gives effect to a two-for-one stock split of our common stock effected in the form of a stock dividend, whereby each holder of our common stock received one additional share of common stock for each share owned as of the record date of August 15, 2019, which was distributed on August 30, 2019. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.
Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of our common stock from us.
ii

Market and Industry Data
Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•
we may present as few as two years of audited financial statements, two years of related management discussion and analysis of financial condition and results of operations and two years of selected financial information;

•
we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•
we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•
we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

In this prospectus, we have elected to take advantage of the reduced disclosure requirements relating to financial statements and executive compensation, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of  (i) the end of the fiscal year during which we have total annual gross revenues of  $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.
In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained in this prospectus. It does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and the historical financial statements and the accompanying notes included in this prospectus.
Our Company
We are MetroCity Bankshares, Inc., a bank holding company headquartered in the Atlanta metropolitan area. We operate through our wholly-owned banking subsidiary, Metro City Bank (the “Bank”), a Georgia state-chartered commercial bank that was founded in 2006. We currently operate 19 full-service branch locations in multi-ethnic communities in Alabama, Florida, Georgia, New York, New Jersey, Texas and Virginia. As of June 30, 2019, we had total assets of  $1.52 billion, total loans (including loans held for sale) of  $1.25 billion, total deposits of  $1.30 billion and total shareholders’ equity of  $184.3 million.
We are a full-service commercial bank focused on delivering personalized service in an efficient and reliable manner to the small- to medium-sized businesses and individuals in our markets, predominantly Asian-American communities in growing metropolitan markets in the Eastern U.S. and Texas. We offer a suite of loan and deposit products tailored to meet the needs of the businesses and individuals already established in our communities, as well as first generation immigrants who desire to establish and grow their own businesses, purchase a home, or educate their children in the United States. Through our diverse and experienced management team and talented employees, we are able to speak the language of our customers and provide them with services and products in a culturally competent manner.
We have successfully grown our franchise since our founding primarily through de novo branch openings in vibrant, diverse markets where we feel our banking products and services will be well-received. We have a proven track record of opening these new branches in a disciplined, cost efficient manner, without compromising the quality of our customer service or our profitability. Our consistent expansion efforts have given us the know-how and expertise to lower the cost of opening and operating de novo branches, allowing each of these branches to quickly become profitable.
We have experienced tremendous asset growth in recent years, with total assets growing from $671.4 million at December 31, 2015 to $1.43 billion at December 31, 2018. Over the same period, we grew net income from $16.6 million for the year ended December 31, 2015 to $41.3 million for the year ended December 31, 2018. This has made us one of the most profitable community banks in the nation as evidenced by the investment highlights discussed below.
We believe that our culturally familiar approach to banking, our tailored lending products, our branch network located in attractive Asian-American communities, and our highly replicable growth model have laid the foundation for sustainable, profitable growth.
Key Investment Highlights
We have a strong track record of consistent organic growth and profitability that has driven substantial value to our shareholders without sacrificing asset quality. We have been profitable every quarter since 2007 and have consistently paid a portion of earnings to our shareholders through a quarterly dividend since 2012.
The relative financial performance analyses described in this prospectus measure our results against the peer groups described below.
•
Nationwide Peer Group.   This peer group includes 125 banks traded on either the New York Stock Exchange (“NYSE”) or the Nasdaq Global Select Market with total assets between $1 billion and $3 billion, excluding merger targets, as of June 30, 2019.

•
Ethnic Peer Group.   This peer group includes eight banks traded on either the NYSE or the Nasdaq Global Select Market and headquartered in the United States with a primary focus on serving distinct ethnic communities. We developed this group based on our knowledge of the market generally and of the publicly-traded banking institutions that we compete against within our target geographies and with our primary loan products. Specifically, this peer group consists of East West Bancorp, Inc. (EWBC), Cathay General Bancorp (CATY), Hope Bancorp, Inc. (HOPE), Hanmi Financial Corporation (HAFC), Preferred Bank (PFBC), RBB Bancorp (RBB), OP Bancorp (OPBK) and PCB Bancorp (PCB).

Balance Sheet Growth.   We have experienced double-digit percentage asset growth in each of the last three years, driven by our investments in personnel and branch infrastructure. Since 2015, we have opened eleven full-service branches in carefully selected locations and added 112 full-time equivalent employees, all while paying a healthy dividend to our shareholders and accreting capital to match our growing asset base. These investments yielded growth in assets, loans, deposits and shareholders’ equity well in excess of our peer groups, as shown below.
	Three-Year CAGR from December 31, 2015 to December 31, 2018
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Total Assets	28.9%	16.5%	10.4%	20.5%	17.6%
Total Loans	28.4%	17.7%	13.6%	20.8%	17.1%
Total Deposits	30.7%	18.1%	11.0%	21.3%	16.1%
Total Shareholders’ Equity	23.5%	24.3%	11.5%	27.2%	18.9%

Note: Peer financial data per S&P Global Market Intelligence (“S&P Global”).
Earnings Growth and Profitability.   The growth in our balance sheet has driven outsized revenue growth. Additionally, while our noninterest expense has grown to support our expansion, we have experienced positive operating leverage through our aggressive, cost-efficient branch expansion, as evidenced by our profitability metrics. Our profitability has enabled us to pay quarterly dividends to our shareholders in amounts up to 25% of our net income over the past seven years. Our earnings growth and profitability metrics are shown below compared to our peer groups.
	Three-Year CAGR from December 31, 2015 to December 31, 2018
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Net Interest Income	25.0%	17.7%	12.5%	22.2%	21.2%
Noninterest Income	37.2%	15.7%	5.4%	14.4%	6.4%
Noninterest Expense	28.1%	14.1%	8.4%	16.3%	13.4%
Net Income	35.6%	30.8%	20.9%	33.7%	26.5%

	For the Year-to-Date Period Ending on the Most Recent Financial Quarter Available,
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Return on Average Assets	2.94%	1.35%	1.14%	1.61%	1.53%
Return on Average Equity	25.46%	12.23%	9.76%	13.13%	12.47%
Net Interest Margin	4.30%	4.04%	3.65%	4.08%	3.72%
Efficiency Ratio	40.3%	57.5%	62.2%	45.3%	50.8%
Net Interest Income to Average Assets	4.04%	3.77%	3.41%	3.98%	3.52%
Noninterest Income to Average Assets	2.62%	1.00%	0.67%	0.64%	0.43%
Noninterest Expense to Average Assets	2.69%	2.25%	2.67%	1.74%	1.98%
Noninterest Income/Revenue	39.3%	22.8%	16.3%	14.2%	11.1%

Note: Peer financial data per S&P Global.
Credit Quality.   We achieved the aforementioned growth and profitability without sacrificing our credit quality. In order to maintain the integrity of our balance sheet, we adhere to disciplined and well-defined underwriting practices. For example, we have no delegated individual lending authority; rather, we have defined size limits that must be approved by either our management loan committee, directors’ loan committee or our full board of directors. Additionally, our underwriting process for our residential mortgage loans uses a pre-defined criteria approval system with no need for discretionary judgment or approval. We believe this discipline, along with the high level involvement of our executive senior management team and board of directors, has led to credit quality metrics that compare favorably to our peers, as shown in the table below.
	For the Year-to-Date Period Ending on the Most Recent Financial Quarter Available,
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Nonperforming Assets to Loans and OREO	1.41%	0.51%	0.89%	0.16%	0.36%
ALL to Loans Held for Investment	0.54%	1.11%	0.94%	0.96%	0.92%
Net Charge-offs to Average Loans	0.03%	0.00%	0.04%	(0.00%)	0.02%

Note: Peer financial data per S&P Global.
Our loan loss reserves as a percent of total loans is relatively lower than our peers due to the fact that approximately 58% of our loans consist of residential mortgage loans, which tend to have lower loan loss reserve ratios compared to other commercial or consumer loans. Our loan loss reserves to loans held for investment for our residential mortgage loans is approximately 0.46% while our loan loss reserves to loans held for investment for the remainder of our loan portfolio is approximately 0.66%.

Our Strategic Focus
We are focused on being the community bank of choice for small- and medium-sized businesses and individuals in our market areas. We believe there are significant growth opportunities in our existing markets, as well as opportunities to expand into new gateway markets with large Asian-American populations where we believe we can successfully leverage our competitive strengths. We intend to capture these opportunities by focusing on the following:
Commercial and Business Lending.   We offer a full range of conventional lending products, including commercial loans to small- to medium-sized businesses and construction loans, as well as loans under the SBA 7(a) and SBA 504 programs. SBA lending has been a core component of our banking strategy since our inception, and our Chairman and Chief Executive Officer has substantial experience in SBA lending dating back to the early 1980s. We have a Preferred Lender designation under the SBA Preferred Lender Program. We offer SBA Section 7(a) and 504 loans, most of which are variable rate, to hospitality, retail and other small businesses for working capital needs, business expansion or acquisitions. We have been one of the most active SBA originators in the United States, ranking in the top 50 by dollars of approved SBA 7(a) loans in each of the SBA fiscal years 2010 through 2018, most recently ranking #29 for the nine months of fiscal year 2019 beginning October 2018. We have historically been able to sell the guaranteed portion of our SBA loans on favorable terms, which has provided us with attractive non-interest income and enabled us to continue to pursue SBA lending opportunities.
Residential Mortgage Lending.   Our residential mortgage lending primarily consists of non-conforming single family residential mortgage loans. We developed our non-conforming residential mortgage loan product to serve consumers working and living in and around our markets who find these loans more attractive than the conventional loans offered by larger national and regional banks and mortgage brokers. Our loans are non-conforming because they generally do not qualify for sale to Fannie Mae or Freddie Mac for a variety of reasons, including that many of our loans are jumbo loans and that we offer our borrowers reduced documentation requirements. This has resulted in residential mortgage loans with higher yields and lower loan-to-value, or LTV, ratios than conventional, conforming residential mortgage loans. Furthermore, we originate all of our residential mortgage loans in-house without the use of brokers or third party originators. Periodically, we sell pools of these loans to investors for a premium and retain servicing rights on such loans, for which we receive recurring fee income. As we expand into new markets, we believe that our residential mortgage loan product will be attractive to our customers and will help accelerate our growth in these new markets.
Since launching our residential mortgage product in 2012, we have not only experienced tremendous growth in our residential real estate loans, as detailed by the charts below, but have also maintained exceptional credit quality, as evidenced by having only 5 foreclosures out of 7,520 residential mortgage loans originated between January 1, 2015 and June 30, 2019, none of which resulted in a loss. For more detail regarding this portfolio, see “Business — Residential Real Estate Loans.”

Growing Sources of Recurring Noninterest Income.   Historically, a significant portion of our revenue has been generated through multiple sources of noninterest income. When we sell the guaranteed portion of the SBA loans and residential mortgage loans into the secondary market, we generate revenue on the premiums paid for these loans. We also retain the servicing rights for both our SBA and residential mortgage loans sold, which provides a stable source of fee income after the loans have been sold. Our sales of residential mortgage loans, with servicing retained, allow us to provide for future recurring servicing income, as well as to recognize current gains from the sale of these loans at a premium. We believe that this structure enables us to have more predictable income that is less reliant on gain on sale revenue. For the year ended December 31, 2018 and six months ended June 30, 2019, 39.3% and 39.4%, respectively, of our revenue came from noninterest income. The charts below illustrate the components of our revenue and noninterest income for the six months ended June 30, 2019.
Deposit Gathering.   We are focused on growing our low-cost deposits, which we gather primarily through our branch network. Since 2015, we have opened eleven new branches and anticipate that our deposit growth rate will increase as these branches mature. Additionally, we have placed an increased emphasis on growing our relationship-based deposits with our commercial and business lending customers. While many of our SBA borrowers have historically maintained only transaction-based relationships with us, we have increasingly demonstrated success in building these relationships into full-scale customer relationships, including the origination of deposits from these borrowers. We believe these efforts to broaden our customer relationships provide significant opportunity for us to grow our noninterest-bearing and other non-maturity deposits in the future. The chart below illustrates the components of our deposit portfolio as of June 30, 2019.

Diversification and Expansion.   We constantly look for ways to grow our Bank, both geographically and through different loan products. Since 2015, we have opened eleven new branches, including two branches in the Atlanta metropolitan area. We opened three branches in Texas, two branches in New York, and one branch in each of Alabama, Florida, New Jersey and Virginia. We expect to continue to expand geographically to new gateway markets that are culturally diverse and experiencing demographic growth.
As noted above, our primary loan products are SBA loans and residential mortgage loans. However, we continue to make loans that diversify our portfolio. We originate construction and development loans that are typically WSJ Prime-based and have maturities of 12 to 18 months. We also originate conventional owner-occupied and non-owner-occupied commercial real estate loans. Our team works to develop extensive knowledge of our borrowers and the markets where we operate, takes a conservative approach to commercial real estate lending, and focuses on low LTV ratios, strong cash flows and personal guarantees in most cases.
Our Competitive Strengths
We believe the following key strengths provide us with a competitive advantage and position us well to execute on our strategic goals:
Efficient Branch Network.   We have built an efficient branch network centered around our market areas, where we believe our product mix and cultural familiarity are most attractive. We have a strong track record of expansion both in existing markets and entering new markets through de novo branch openings without compromising our profits. To achieve this, we have strategically established our de novo branches in culturally diverse areas outside of main business centers. We have also been able to keep the cost of operations low at the de novo branches as a result of efficient staffing and our centralized credit approval process. Consequently, this has allowed us to lower the cost of opening and operating a de novo branch, with an average cost of less than $500,000 to establish a fully-operational de novo branch. As a result of our branch expansion in recent years, many of our branches have been open for less than three years, positioning us to realize greater benefits from our efficient expansion as these branches mature.
Focus on Our Tailored Lending Products.   While we offer many traditional lending products, we have tailored our loan products and processes to fit the needs of the businesses and individuals in our market areas. In addition to our SBA and residential mortgage lending, we have developed additional expertise in owner-occupied commercial real estate and construction and development lending. We believe our team has extensive knowledge of our borrowers and the markets where we operate, takes a conservative approach to commercial real estate and construction and development lending and focuses on low LTV ratios, strong cash flows and personal guarantees. The chart below illustrates our focus through our loan portfolio composition as of June 30, 2019.
Relatable, High-Quality Customer Service.   We strive to connect with customers of all backgrounds, cultures and ethnicities. However, we do not try to be everything to everyone. Instead, we focus on providing a defined set of banking products and services to the diverse businesses and individuals located near our branches. When customers walk through our doors, our relationship managers are encouraged to get to know them, greet them by name and take responsibility for personally answering their inquiries about products and services. Although we conduct most of our business in English, almost all of our customer-facing employees are multi-lingual and speak the customer’s native language when appropriate. We believe this approach provides a sense of cultural familiarity and understanding to our customers.
We also believe we have a strategic advantage over our competitors because we are faster and more reliable. Our customers refer business to us because they know we can make quick decisions and close loans in a timely and efficient manner. We achieve this speed and quality of service by hiring the best people and arming them with well-defined processes and procedures.
Veteran Management Team.   Our executive management team is made up of seasoned professionals with diverse backgrounds, with over 150 years of combined financial industry experience. Furthermore, our three most senior executives have all been with the Bank since its founding in 2006. Key members of our team include:
Nack Y. Paek.   Mr. Paek is the Chairman and Chief Executive Officer of MetroCity Bankshares, Inc. and Executive Chairman of the Bank. Mr. Paek’s experience in banking traces back to when he made his first SBA loan in 1981. He leveraged that experience over the following decade, helping to underwrite loans for a third party non-bank SBA lender, and now at the Bank, as he helps set the direction of the Bank’s loan underwriting and approval process. Mr. Paek also brings past accounting experience to the Company, as he previously owned and managed his own accounting firm for ten years. In addition, Mr. Paek was a founding director for another Georgia community bank where he served in various capacities, including chairman of the audit committee and chairman of the board of directors. In 2006, he founded Metro City Bank along with a group of investors.
Farid Tan.   Mr. Tan is the President of MetroCity Bankshares, Inc. and Chief Executive Officer of the Bank. Mr. Tan also serves as the Chief Financial Officer of the Company and the Bank since July 2019. Mr. Tan has 38 years of experience in banking and has been in community banking in Georgia since 1999 when he became Senior Vice President and Chief Lending Officer of Global Commerce Bank. In 2002, Mr. Tan was named President and Chief Executive Officer of Global Commerce Bank where he served until 2005 when he resigned to help form Metro City Bank as its President and Chief Executive Officer. Mr. Tan was instrumental in establishing the Bank’s critical policies and guidelines in asset liability management and developing a strategic short- and long-range strategic plan that addressed increased revenues and identified potential long-range problems involving capital and liquidity. Mr. Tan started his banking career in 1981 for Bank Bumiputra Malaysia, where he held various positions, including Senior Account Officer, Senior Internal Audit Supervisor and Senior Foreign Exchange Dealer. In 1993, Mr. Tan became the Assistant General Manager of their New York office where he served until 1999 when he left to join Global Commerce Bank.
Howard H. Kim.   Mr. Kim is Executive Vice President, Chief Operating Officer and Chief Lending Officer of the Company and President of the Bank. Mr. Kim has more than 37 years of experience in financial services, having worked for Korea Development Bank as an officer for lending, deposit, foreign exchange dealing and accounting from 1980 to 1991 and Korea Development Securities Co. Ltd as an assistant branch manager and a manager of accounting division and as a representative in their Amsterdam office from 1991 to 1997. Mr. Kim also served as Vice President, Commercial and SBA Lender for two local community banks in Doraville, Georgia before joining Metro City Bank at its inception in 2006.
S. Benton Gunter.   Mr. Gunter is Executive Vice President and Chief Administrative Officer of the Company and the Bank. Mr. Gunter also served as the Chief Financial Officer of the Company and the Bank prior to July 2019. Mr. Gunter has more than 50 years of experience in financial services, including time spent with large regional banks and community banks. He has experience in all areas of bank operations, including administration, branch operations, deposit operations, financial reporting, compliance, human resources and audit. Prior to joining Metro City Bank in 2010, Mr. Gunter served as Vice President and Chief Operations Officer of Atlanta Business Bank, a de novo bank formed in Atlanta, Georgia in 2001 and which opened for business in early 2002.

Our executive management team is supported by nine highly qualified and experienced individuals who oversee various aspects of our organization, including our senior accounting manager, controller, senior operations manager, compliance manager, mortgage loan officer, our SBA loan manager, human resources officer, information technology officer and credit risk manager. Our team has a demonstrated track record of achieving profitable growth and maintaining sound enterprise risk management.
Experienced, Diverse Board of Directors with Substantial Ownership.   Our board of directors is comprised of eleven successful business people representing five different nationalities. Our board members bring valuable insight to our strategic planning process and to the ongoing monitoring of the business gained from their diverse professional backgrounds, including experiences and expertise in banking, financial services, accounting, real estate, hospitality and various other industries. They also contribute to the growth of the Bank by actively referring business to us. Our board of directors and their families and affiliated entities own in aggregate approximately 45.09% of our outstanding common stock as of June 30, 2019 before giving effect to the offering.
Our Markets
We are located primarily in the Atlanta metropolitan area with our headquarters in Doraville, Georgia. Our 19 full-service branch locations in Alabama, Florida, Georgia, New York, New Jersey, Texas and Virginia are located in growing multi-ethnic communities. Additionally, we have identified several attractive markets where we would like to expand our presence. The table below demonstrates some of the key highlights of our current markets of operation.
	Summary Demographic Information
	Population			Median Household Income
MSA Name	2019 (actual)	2014 – 2019 Growth	2019 – 2024 Proj. Growth	2019 ($)	2014 – 2019 Growth	2019 – 2024 Proj. Growth	Number of Businesses
Atlanta-Sandy Springs-Alpharetta, GA	6,017,552	8.0%	6.5%	68,974	31.3%	11.8%	221,070
Auburn-Opelika, AL	165,585	8.7%	5.8%	50,561	22.6%	8.1%	4,681
Dallas-Fort Worth-Arlington, TX	7,575,979	10.0%	7.7%	69,458	22.4%	7.6%	240,876
Houston-The Woodlands-Sugar Land, TX	7,092,836	11.6%	8.0%	65,702	16.2%	2.4%	213,685
Montgomery, AL	374,026	(0.7%)	0.7%	51,310	9.3%	8.9%	15,237
New York-Newark-Jersey City, NY-NJ-PA	20,432,620	2.2%	2.1%	77,981	20.8%	10.2%	810,883
Tampa-St. Petersburg-Clearwater, FL	3,171,289	9.9%	6.8%	55,732	27.1%	10.8%	112,371
Washington-Arlington-Alexandria, DC-VA-MD-WV	6,311,930	5.6%	5.2%	102,260	11.3%	7.0%	219,675
United States of America	329,236,175	3.8%	3.6%	63,174	22.5%	8.8%	12,492,759

Source: S&P Global.
Recent Developments
Stock Split
On August 30, 2019, we effected a two-for-one split of our common stock in the form of a stock dividend, whereby each holder of our common stock received one additional share of common stock for each share owned as of the record date of August 15, 2019. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Corporate Information
Our principal executive office is located at 5114 Buford Highway, Doraville, Georgia 30340, telephone number: (770) 455-4989. Our website address is www.metrocitybank.com. The information contained on our website is not part of, or incorporated by reference into, this prospectus.

The Offering
Common stock offered by us
1,000,000 shares.
Common stock offered by the selling shareholders
939,000 shares.
Underwriters’ option to purchase additional shares
290,850 shares from us.
Common stock outstanding after completion of this offering
25,305,378 shares (or 25,596,228 shares if the underwriters exercise their option in full to purchase additional shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $13.0 million (or approximately $17.3 million if the underwriters exercise their option to purchase 290,850 additional shares in full), based on an assumed public offering price of  $15.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to support our organic growth and other general corporate purposes, which could include branch expansion and opportunistic strategic acquisitions. However, as of the date of this prospectus, we do not have any immediate plans, arrangements or understandings relating to any material acquisitions or de novo banking branches. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Use of Proceeds.”
Dividends
It has been our policy to pay quarterly dividends to holders of our common stock. We have paid quarterly dividends to our shareholders in amounts up to 25% of our net income over the past seven years. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant. See “Market Price of Common Stock — Dividend Policy.”
Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 13, for a discussion of certain factors you should consider carefully before deciding to invest.
NASDAQ symbol
Our common stock is currently quoted on the OTCQX Market under the trading symbol “MCBS.” We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “MCBS.” Assuming that our common stock is listed for trading on the Nasdaq Global Select Market, the quoting of our shares on the OTCQX Market will be discontinued upon or prior to the completion of this offering.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 24,305,378 shares outstanding as of June 30, 2019 and:
•
gives effect to a two-for-one stock split effected in the form of stock dividend completed on August 30, 2019, and the effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus;

•
assumes that the shares of common stock sold in this offering are sold at $15.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus;

•
excludes 2,472,372 shares of common stock reserved at June 30, 2019 available for future awards under our 2006 Stock Option Plan and 2018 Omnibus Incentive Plan; and

•
assumes the underwriters do not exercise their option to purchase up to 290,850 additional shares from us.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
You should read the selected historical consolidated financial information set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus. The following table sets forth selected historical consolidated financial information as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2018 and 2017 and the selected income statement data for the years ended December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2016 and 2015 and the selected income statement data for the years ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements not included in this prospectus. The selected balance sheet data as of June 30, 2019 and the selected income statement data as of June 30, 2019 and 2018 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of June 30, 2018 has been derived from our internal financial statements not included in this prospectus. Our historical results may not be indicative of our future performance. The selected historical consolidated financial information presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States and have not been audited. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.”
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income	$40,680	$35,090	$72,879	$60,514	$43,566	$33,370
Interest expense	10,628	6,273	14,675	8,619	5,238	3,583
Net interest income	30,052	28,817	58,204	51,895	38,327	29,787
Provision for loan losses	—	871	1,237	3,058	—	—
Noninterest income	19,532	19,360	37,609	32,405	20,247	14,261
Noninterest expense	19,998	17,670	38,575	31,192	26,159	18,005
Income tax expense	7,894	7,891	14,667	18,153	12,200	9,431
Net income	21,692	21,745	41,334	31,897	20,216	16,613
Per Share Data(4):
Basic income per share	$0.90	$0.90	$1.71	$1.34	$0.87	$0.73
Diluted income per share	$0.89	$0.89	$1.69	$1.32	$0.86	$0.73
Dividends per share	$0.20	$0.18	$0.38	$0.23	$0.16	$0.12
Book value per share (at period end)	$7.58	$6.30	$6.95	$5.61	$4.54	$3.90
Shares of common stock outstanding	24,305,378	24,241,206	24,258,062	24,074,882	23,642,510	22,973,584
Weighted average diluted shares	24,427,642	24,397,508	24,475,698	24,139,006	23,704,334	22,469,762
Balance Sheet Data:
Gross loans held for investment	$1,190,911	$1,094,229	$1,145,714	$1,068,593	$804,318	$570,755
Loans held for sale	69,686	74,827	56,865	31,802	161,890	—
Allowance for loan losses	6,483	6,766	6,645	6,925	5,471	5,527
Total assets	1,524,509	1,345,821	1,432,650	1,288,927	1,100,063	671,380
Deposits	1,296,187	1,163,298	1,244,232	1,019,984	870,867	562,850
Shareholders’ equity	184,317	152,751	168,608	135,115	107,261	89,560

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(dollars in thousands, except per share data)
Performance Ratios:
Return on average assets(1)	2.94%	3.30%	3.01%	2.77%	2.42%	2.61%
Return on average equity(1)	25.46	31.51	27.95	27.24	21.19	20.88
Dividend payout ratio	22.57	20.16	22.48	17.05	18.65	16.04
Yield on total loans	6.15	5.92	5.92	5.91	5.94	6.20
Yield on average earning assets	5.81	5.63	5.60	5.55	5.54	5.74
Cost of average interest bearing liabilities	2.16	1.41	1.60	1.11	0.97	0.88
Cost of deposits	2.17	1.39	1.60	1.09	0.96	0.85
Net interest margin	4.30	4.62	4.48	4.76	4.87	4.98
Efficiency ratio(2)	40.33	35.55	40.26	37.00	44.66	40.88
Asset Quality Data:
Net charge-offs to average loans held for investment(1)	0.03%	0.19%	0.14%	0.17%	0.01%	0.09%
Nonperforming assets to gross loans and other real estate owned	1.41	0.73	0.78	1.00	0.49	1.07
ALL to nonperforming loans	38.67	84.88	74.12	69.06	153.94	111.79
ALL to loans held for investment	0.54	0.62	0.58	0.65	0.68	0.97
Balance Sheet and Capital Ratios:
Gross loans held for investment to deposits	91.88%	94.06%	92.08%	104.77%	92.36%	101.40%
Noninterest bearing deposits to deposits	23.87	24.66	24.05	25.52	24.74	27.01
Tangible common equity to tangible assets(3)	12.09	11.35	11.77	10.48	9.75	13.33
Leverage ratio	11.67	10.79	11.14	10.76	10.19	13.20
Common equity tier 1 ratio	17.99	16.17	17.44	16.24	14.16	18.26
Tier 1 risk-based capital ratio	17.99	16.17	17.44	16.24	14.16	18.26
Total risk-based capital ratio	18.66	16.93	18.16	17.08	14.89	19.40

(1)
Represents annualized June 30, 2019 and 2018 data.

(2)
Represents noninterest expense divided by the sum of net interest income plus noninterest income.

(3)
Represents a non-GAAP financial measure. See “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” for a reconciliation of our non-GAAP measure to the most comparable financial measure.

(4)
All share and per share information reflects the two-for-one stock split of our common stock effected in the form of a stock dividend, whereby each holder of our common stock received one additional share of common stock for each share owned as of the record date of August 15, 2019, which was distributed on August 30, 2019. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.
Risks Related to Our Business
A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.
Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly in the states of Alabama, Florida, Georgia, New Jersey, New York, Texas and Virginia. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to borrower repayment ability and collateral protection as well as reduced demand for the products and services we offer. In recent years, there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher valuations in the equities markets. However, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and tariffs under the current administration, and the impact such actions and other policies of the new administration may have on economic and market conditions. In addition, concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia can impact the economy and financial markets here in the United States and can impact our customer base, especially the segment of our business that is directly or indirectly supported by foreign trade. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.
We face strong competition from financial services companies and other companies that offer commercial and retail banking services, which could harm our business.
Many of our competitors offer the same, or a wider variety of, the banking and related financial services we offer within our market areas. These competitors include national banks, regional banks and other community banks, including banks similar to us that primarily serve distinct or multi-ethnic communities. We also face competition from many other types of financial institutions, including savings associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from so-called “online businesses” with few or no physical locations, including online banks, lenders and consumer, commercial and mortgage lending platforms, as well as automated retirement and investment service providers. Many of these competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and may offer a broader range of products and services than we can. If we are unable to offer competitive products and services, our business may be negatively affected. Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions or are not subject to increased supervisory oversight arising from regulatory examinations. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services and they may be subject to lower regulatory costs.
New technology and other changes are allowing parties to effectuate financial transactions that previously required the involvement of banks. For example, consumers can maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and access to lower cost deposits as a source of funds could have a material adverse effect on our business, results of operations and financial condition.
Increased competition in our markets may result in reduced loans, deposits and commissions and brokers’ fees, gains on sales, servicing fees, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking and mortgage loan customers and expand our sales market for such loans, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.
Fluctuations in interest rates may impact net interest income and otherwise negatively impact our financial condition and results of operations.
Shifts in short-term interest rates may impact net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we receive on our assets, such as loans, rises more quickly than the rate of interest that we pay on our interest-bearing liabilities, such as deposits, which may cause our profits to increase. When interest rates decrease, the rate of interest we receive on our assets, such as loans, declines more quickly than the rate of interest that we pay on our interest-bearing liabilities, such as deposits, which may cause our profits to decrease. Changes in interest rates could influence our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates. For example, mortgage production historically, including refinancing activity, declines in rising interest rate environments.
Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. In addition, an increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.
Changes in interest rates also can affect the value of loans, securities and other assets. Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in accumulated other comprehensive income and reduce total shareholders’ equity. Unrealized losses do not negatively impact our regulatory capital ratios. However, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

Interest rates on our outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses, and the value of those financial instruments.
LIBOR and certain other “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is unclear whether, at that time, LIBOR will cease to exist or if new methods of calculating LIBOR will be established. If LIBOR ceases to exist or if the methods of calculating LIBOR change from current methods for any reason, interest rates on our floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. Any uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the value of our floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates.
Our adjustable-rate commercial real estate loans are generally based on the Wall Street Journal Prime Rate (WSJPR) or London Interbank Offered Rate (LIBOR), and as of June 30, 2019, most of our loans were based on WSJPR. However, we may not be able to successfully eliminate all loans tied to LIBOR prior to 2022. Even with “fallback” provisions contained within remaining LIBOR tied loans, changes to or the discontinuance of LIBOR could result in customer uncertainty and disputes around how variable rates should be calculated. All of this could result in damage to our reputation, loss of customers and additional costs to us, all of which could be material.
Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.
Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and through other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.
Other primary sources of funds consist of cash from operations, investment maturities and sales, sale of loans and proceeds from the issuance and sale of our equity securities to investors. Additional liquidity is provided by our ability to borrow from the Federal Reserve Bank of Atlanta and the Federal Home Loan Bank of Atlanta. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.
Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.
Our business depends on our ability to successfully manage credit risk.
The operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In order to successfully manage credit risk, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for loan losses (“ALL”) each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition or results of operations.
An important feature of our credit risk management system is our use of an internal credit committee which identifies, measures, monitors and mitigates existing and emerging credit risk of our customers. As this process involves detailed analysis of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising judgment, our credit committee may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating and control system. Although our management seeks to address possible credit risk proactively, it is possible that the credit risk rating and control system will not identify credit risk in our loan portfolio and that we may fail to manage credit risk effectively.
Some of our tools and metrics for managing credit risk and other risks are based upon our use of observed historical market behavior and assumptions. We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rates and other market risks, estimating losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating such models will be adversely affected due to the inadequacy of that information. Moreover, our models may fail to predict future risk exposures if the information used in the model is incorrect, obsolete or not sufficiently comparable to actual events as they occur, or if our model assumptions prove incorrect. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data is not at all times predictive of future developments in any particular period and the period of data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In such case, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated.
Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.
At June 30, 2019, approximately 96.1% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, the rate of unemployment, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property.
Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.
At June 30, 2019, we had $501.2 million of commercial loans, consisting of  $37.1 million of construction and development loans, $420.3 million of commercial real estate loans, and $43.8 million of commercial and industrial loans for which real estate may not the primary source of collateral. Included in our commercial loan balance is $169.9 million of SBA loans. Commercial loans represented approximately 42.1% of our total loan portfolio at June 30, 2019. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers’ ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers’ ability to make repayment from the cash flow of the commercial venture. Our commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Accounts receivable may be uncollectable. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential mortgage loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.
The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans which may be considered less liquid and more risky.
The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans, which are typically considered to have a higher degree of risk and are less liquid than conforming residential mortgage loans. We attempt to address this enhanced risk through our underwriting process, including requiring larger down payments and, in some cases, six months principal, interest, taxes and insurance reserves for individuals with no credit score.
We also have significant concentration in our residential mortgage loan secondary sale market, as a substantial portion of our non-conforming residential mortgage loans over the past two years have been sold to a small number of financial institutions. Although we are taking steps to reduce our dependence on those financial institutions and are attempting to expand the number of financial institutions that we sell our non-conforming residential mortgage loans, we may not be successful expanding our sales market for our non-conforming residential mortgage loans. Additionally, if we lose any of these financial institutions, our resale market may decline and we may not be able to sell our non-conforming residential mortgage loans at our current volume, which will significantly decrease our non-interest income as well as limit the number of non-conforming residential mortgage loans we can put on our books without excess interest rate risk. These loans also present pricing risk as rates change, and our sale premiums cannot be guaranteed. Further, the criteria for our loans to be purchased by other financial institutions may change from time to time, which could result in a lower volume of corresponding loan originations. In addition, when we sell the non-conforming residential mortgage loans, we are required to make certain representations and warranties to the purchaser regarding such loans. Under those agreements, we may be required to repurchase the non-conforming residential mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. Additionally, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.

Small Business Administration lending is an important part of our business. Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.
Our SBA lending program is dependent upon the U.S. federal government. As an approved participant in the SBA Preferred Lender’s Program (an “SBA Preferred Lender”), we enable our clients to obtain SBA loans more efficiently. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender’s SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect to our financial results. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or funding for the SBA program may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, results of operations and financial condition.
The SBA’s 7(a) Loan Program is the SBA’s primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Typically, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition or results of operations.
The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.
The non-guaranteed portion of SBA loans that we retain on our balance sheet as well as the guaranteed portion of SBA loans that we sell could expose us to various credit and default risks.
We originated $75.5 million and $121.0 million of SBA loans for the six months ended June 30, 2019 and for the year ended December 31, 2018, respectively. We sold $59.4 million for the six months ended June 30, 2019, and $93.3 million for the year ended December 31, 2018, of the guaranteed portion of our SBA loans. We generally retain the non-guaranteed portions of the SBA loans that we originate. Consequently, as of June 30, 2019, we held $169.9 million of SBA loans on our balance sheet, $143.9 million of which consisted of the non-guaranteed portion of SBA loans and $26.0 million, or 15.3%, consisted of the guaranteed portion of SBA loans. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans. We generally retain the non-guaranteed portions of the SBA loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations would be adversely impacted.

When we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loans and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.
The recognition of gains on the sale of loans and servicing asset valuations reflect certain assumptions.
We expect that gains on the sale of U.S. government guaranteed loans will comprise a meaningful component of our revenue. The gains on such sales recognized for the six months ended June 30, 2019 and for the year ended December 31, 2018 was $2.9 million and $4.6 million, respectively. The determination of these gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs, and net premiums paid by purchasers of the guaranteed portions of U.S. government guaranteed loans. The value of retained unguaranteed portion of the loans and servicing rights are determined based on market derived factors such as prepayment rates, current market conditions and recent loan sales. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in assumptions used to compute gains on sale of loans or servicing asset valuations could result in material revenue misstatements, which may have a material adverse effect on our business, results of operations and profitability. In addition, while we believe these valuations reflect fair value and such valuations are subject to validation by an independent third party, if such valuations are not reflective of fair market value then our business, results of operations and financial condition may be materially and adversely affected.
We may not be able to continue growing our business, particularly if we cannot increase loans and deposits through organic growth.
We have grown our consolidated assets from $671.4 million as of December 31, 2015 to $1.52 billion as of June 30, 2019, and our deposits from $562.9 million as of December 31, 2015 to $1.30 billion as of June 30, 2019. Our ability to continue to grow successfully will depend to a significant extent on our capital resources. It also will depend, in part, upon our ability to attract deposits and grow our loan portfolio and investment opportunities and on whether we can continue to fund growth while maintaining cost controls and asset quality, as well as on other factors beyond our control, such as national, regional and local economic conditions and interest rate trends.
The small and medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.
We concentrate our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or the markets in which our customers compete and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.
We may suffer losses in our loan portfolio despite our underwriting practices.
We mitigate the risks inherent in our loan portfolio by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns, and cash flow projections, valuations of collateral based on reports of independent appraisers and verifications of liquid assets. Although we believe that our underwriting criteria is appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our ALL.
Construction and development loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.
Construction and development loans, including land development loans, comprised approximately 3.1% of our total loan portfolio as of June 30, 2019, and such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related LTV ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or occupancy or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.
The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower. A general decline in real estate sales and prices across the United States or locally in the relevant real estate market, a decline in demand for residential or commercial real estate, economic weakness, high rates of unemployment, and reduced availability of mortgage credit, are some of the factors that can adversely affect the borrowers’ ability to repay their obligations to us and the value of our security interest in collateral, and thereby adversely affect our results of operations and financial results.
Our deposit portfolio includes significant concentrations and a large percentage of our deposits are attributable to a relatively small number of clients.
As a commercial bank, we provide services to a number of clients whose deposit levels vary considerably and have some seasonality. Excluding brokered deposits, our fifteen largest depositor relationships accounted for approximately 4.9% of our deposits at June 30, 2019. These deposits can and do fluctuate substantially. The depositors are not concentrated in any industry or business. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. While these events could have a material impact on our results, we expect, in the ordinary course of business, that these deposits will fluctuate and believe we are capable of mitigating this risk, as well as the risk of losing one of these depositors, through additional liquidity, and business generation in the future. However, should a significant number of these customers leave, it could have a material adverse impact on us.

We use brokered deposits which may be an unstable and/or expensive deposit source to fund earning asset growth.
We use brokered deposits, as a source of funding to support our asset growth and augment deposits generated from our branch network, which are our principal source of funding. We have established policies and procedures with respect to the use of brokered deposits, which require, among other things, that (i) we limit the amount of brokered deposits as a percentage of total assets and (ii) our asset liability committee monitors our use of brokered deposits on a regular basis, including interest rates and the total volume of such deposits in relation to our total assets. In the event that our funding strategies call for the use of brokered deposits, there can be no assurance that such sources will be available, or will remain available, or that the cost of such funding sources will be reasonable. Additionally, if the Bank is no longer considered well-capitalized, our ability to access new brokered deposits or retain existing brokered deposits could be affected by market conditions, regulatory requirements or a combination thereof, which could result in most, if not all, brokered deposit sources being unavailable. The inability to utilize brokered deposits as a source of funding could have an adverse effect on our financial position, results of operations and liquidity.
Competition among U.S. banks for customer deposits is intense, may increase the cost of retaining current deposits or procuring new deposits, and may otherwise negatively affect our ability to grow our deposit base.
Any changes we make to the rates offered on our deposit products to remain competitive with other financial institutions may adversely affect our profitability and liquidity. Interest-bearing accounts earn interest at rates established by management based on competitive market factors. The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences, reductions in consumers’ disposable income, regulatory actions that decrease customer access to particular products, or the availability of competing products.
We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.
Our success depends, in large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our senior management team has significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of relationship-based commercial banking services, we must attract and retain qualified banking personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations as discussed in “Supervision and Regulation — Regulation of the Company — Incentive Compensation.” The loss of the services of any senior executive and, in particular Mr. Nack Paek, our Chairman and Chief Executive Officer and Executive Chairman of the Bank, Mr. Farid Tan, our Chief Executive Officer and Chief Financial Officer of the Bank, and Mr. Howard Kim, our President, Chief Lending Officer and Chief Operating Officer of the Bank, or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.
As of June 30, 2019, our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings) totaled $16.8 million, or 1.41%, of our loan portfolio, and our nonperforming assets (which include nonperforming loans plus other real estate owned, or OREO) totaled $16.8 million, or 1.10%, of total assets. In addition, we had $7.2 million in accruing loans that were 30-89 days delinquent as of June 30, 2019.
Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or OREO, thereby adversely affecting our net interest income, net income and returns on assets and equity, and our loan administration costs increase, which together with reduced interest income adversely affects our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and OREO also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which would have an adverse effect on our net income and related ratios, such as return on assets and equity.
Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.
We maintain an ALL for probable incurred losses in our loan portfolio. The allowance is established through a provision for loan losses based on management’s evaluation of the risks inherent in the loan portfolio and the general economy. The allowance is also appropriately increased for new loan growth. The allowance is based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management’s assessment of the credit risk inherent in the portfolio, historical loan loss experience and loan underwriting policies. The allowance is only an estimate of the probable incurred losses in the loan portfolio and may not represent actual losses realized over time, either of losses in excess of the allowance or of losses less than the allowance.
In addition, we evaluate all loans identified as impaired loans and allocate an allowance based upon our estimation of the potential loss associated with those problem loans. While we strive to carefully manage and monitor credit quality and to identify loans that may be deteriorating, at any time there are loans included in the portfolio that may result in losses, but that have not yet been identified as nonperforming or potential problem loans. Through established credit practices, we attempt to identify deteriorating loans and adjust the ALL accordingly. However, because future events are uncertain and because we may not successfully identify all deteriorating loans in a timely manner, there may be loans that deteriorate in an accelerated time frame. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that have been so identified. Changes in economic, operating and other conditions which are beyond our control, including interest rate fluctuations, deteriorating values in underlying collateral (most of which consists of real estate), and changes in the financial condition of borrowers, may cause our estimate of probable losses or actual loan losses to exceed our current allowance. As a result, future additions to the allowance may be necessary. Further, because the loan portfolio contains a number of commercial real estate loans with relatively large balances, deterioration in the credit quality of one or more of these loans may require a significant increase to the ALL.
As of June 30, 2019, our ALL as a percentage of total loans was 0.54% and as a percentage of total nonperforming loans was 38.67%. Although management believes that the ALL is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the ALL, either due to management’s decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our ALL and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may adversely affect our business, financial condition and results of operations.
Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our OREO fair value appraisals.
As of June 30, 2019, we held no OREO. Our OREO portfolio historically has been insignificant, and generally consisted of properties that we obtained through foreclosure or through a deed in lieu of foreclosure. Properties in our OREO portfolio are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the “fair value,” which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Generally, in determining “fair value,” an orderly disposition of the property is assumed, except when a different disposition strategy is expected. Judgment is required in estimating the fair value of OREO, and the period of time within which such estimates can be considered current is shortened during periods of market volatility. As a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our OREO properties.
Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.
In considering whether to make a loan secured by real property we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is conducted, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors the value of collateral securing a loan may be less than estimated, and if a default occurs we may not recover the outstanding balance of the loan.
We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, or instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations. As of June 30, 2019, we had $31,000 in net unrealized losses on our securities portfolio, which is primarily due to rising interest rates.
The current expected credit loss standard established by the Financial Accounting Standards Board will require significant data requirements and changes to methodologies.
In the aftermath of the 2007 – 2008 financial crisis, the Financial Accounting Standards Board, or FASB, decided to review how banks estimate losses in the ALL calculation, and it issued the final Current Expected Credit Loss, or CECL, standard on June 16, 2016. Currently, the impairment model used by financial institutions is based on incurred losses, and loans are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. This model will be replaced by the CECL model that will become effective for us for the fiscal year beginning after December 15, 2021 in which financial institutions will be required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. Management established a task force to begin the implementation process. We are currently collecting the historical data required by the new model and have engaged a third-party software solution to develop a new expected credit loss model compliant with the new standard. The transition to the CECL model will require significantly greater data requirements and changes to methodologies to accurately account for expected loss. There can be no assurance that we will not be required to increase our reserves and ALL as a result of the implementation of CECL.
There is risk related to potential acquisitions.
We plan to continue to grow our business organically. However, from time to time, we may consider opportunistic strategic acquisitions that we believe support our long-term business strategy. We face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions. Acquisitions of financial institutions involve operational risks and uncertainties and acquired companies may have unforeseen liabilities, exposure to asset quality problems, key employee and customer retention problems and other problems that could negatively affect our organization. We may not be able to complete future acquisitions and, if we do complete such acquisitions, we may not be able to successfully integrate the operations, management, products and services of the entities that we acquire and eliminate redundancies. The integration process could result in the loss of key employees or disruption of the combined entity’s ongoing business or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the transaction. The integration process may also require significant time and attention from our management that they would otherwise direct at servicing existing business and developing new business. We may not be able to realize any projected cost savings, synergies or other benefits associated with any such acquisition we complete. We cannot determine all potential events, facts and circumstances that could result in loss or give assurances that our investigation or mitigation efforts will be sufficient to protect against any such loss.
As we continue to expand our business outside of Georgia markets, we will encounter risks that could adversely affect us.
We primarily operate in Georgia markets with a concentration of multi-ethnic, primarily Asian-American, individuals and businesses. However, one of our strategies is to expand beyond Georgia into other domestic markets with similar characteristics. For example, we also have branches in Alabama, Florida, New Jersey, New York, Texas and Virginia, which have relatively high concentrations of Asian-American individuals and businesses. In the course of this expansion, we will encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased expenses and operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to understand and gain an in-depth knowledge of the customers in the new markets, to manage operations in noncontiguous market areas, to compete with other multi-ethnic banks and/or financial institutions in new markets, to comply with all of the various local laws and regulations, and to anticipate events or differences in markets in which we have no current experience.
We must effectively manage our branch growth strategy.
We seek to expand our franchise efficiently, safely and consistently. Since 2015, we have opened eleven new branches. A successful growth strategy requires us to manage multiple aspects of our business simultaneously, such as following adequate loan underwriting standards, balancing loan and deposit growth without increasing interest rate risk or compressing our net interest margin, maintaining sufficient capital, maintaining proper systems and controls, and recruiting, training and retaining qualified professionals. We also may experience a lag in profitability associated with new branch openings. As part of our general growth strategy we may expand into additional communities or attempt to strengthen our position in our current markets by opening new offices, subject to any regulatory constraints on our ability to do so. To the extent that we are able to open additional offices, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations for a period of time which would have an adverse effect on our levels of reported net income, return on average equity and return on average assets.
New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and new products and services we may invest significant time and resources. We may not achieve target timetables for the introduction and development of new lines of business and new products or services and price and profitability goals may not prove feasible. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.
As a result of the Dodd-Frank Act and recent rulemaking, the Bank is subject to more stringent capital requirements.
In July 2013, the U.S. federal banking authorities approved the implementation of the global Basel III regulatory capital reforms, or the Basel III Capital Rules, and issued rules effecting certain changes required by the U.S. Dodd-Frank Act. The Basel III Capital Rules are applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $3.0 billion), like us. The Basel III Capital Rules not only increased most of the required minimum regulatory capital ratios, they introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The Basel III Capital Rules also expanded the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and Federal Deposit Insurance Corporation (“FDIC”) insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.
We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.
We face significant capital and other regulatory requirements as a financial institution. Although management believes that the funds expected to be raised in this offering will be sufficient to fund operations and growth initiatives for at least the next eighteen to twenty-four months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Any occurrence that may limit our access to the capital markets may adversely affect our capital costs and our ability to raise capital. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.
We focus on marketing our services to a limited segment of the population and any adverse change impacting such segment is likely to have an adverse impact on us.
Our marketing focuses primarily on the banking needs of small- and medium-sized businesses, professionals and residents in the markets that we serve, primarily communities with large Asian-American populations. This demographic concentration makes us more prone to circumstances that particularly affect this segment of the population. As a result, our financial condition and results of operations are subject to changes in the economic conditions affecting these communities. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these communities. Although our customers’ business and financial interests may extend well beyond these communities, adverse economic conditions that affect these communities could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. Because of our geographic concentration, we are less able than regional or national financial institutions to diversify our credit risks across multiple markets. In addition, larger institutions with similar focuses are targeting our market areas. As we grow, we face entrenched multi-ethnic-oriented banks with larger resources in our new markets.
Adverse conditions in Asia and elsewhere could adversely affect our business.
Although we believe we have minimal exposure to customers that have direct economic ties to Asia, we are still likely to feel the effects of adverse economic and political conditions in Asia, including the effects of rising inflation or slowing growth and volatility in the real estate and stock markets in Asia. U.S. and global economic policies, including recent tariffs imposed by the Trump Administration, and unfavorable global economic conditions may adversely impact Asian economies. In addition, pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. A significant deterioration of economic conditions in Asia could expose us to, among other things, economic and transfer risk, and we could experience an outflow of deposits by those of our customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with, or loans made to, such entities. Adverse economic conditions in Asia may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region. Currency volatility may also negatively impact our customers’ level of business or the overall level of trade upon which certain of our customers depend.
The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.
We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. It is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. Our insurance may not cover all claims that may be asserted against us and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage or to the extent that we incur civil money penalties that are not covered by insurance, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.
Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our common stock.
We are a community bank, and our reputation is one of the most valuable components of our business. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.
We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.
The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements, or seek to implement them across all of our offices and business units, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.
Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.
System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors and cyber criminals. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins, breaches and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers, any of which may result in a material adverse impact on our financial condition, results of operations or the market price of our common stock. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.
We rely heavily on communications, information systems (both internal and provided by third parties) and the internet to conduct our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory and internal standards and specifications. In addition, a significant portion of our operations relies heavily on the secure processing, storage and transmission of personal and confidential information, such as the personal information of our customers and clients.
In addition, several U.S. financial institutions have recently experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyber-attacks and other means. To date, none of these types of attacks have had a material effect on our business or operations. However, no assurances can be provided that we may not suffer from such an attack in the future that may cause us material harm. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. We are also subject to the risk that our employees may intercept and transmit unauthorized confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm to us.
Although we regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a data security breach. Controls employed by our information technology department could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.
We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting, deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational, or technological difficulties or terminate their services and we are unable to replace them with other suitable service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

Confidential customer information transmitted through our online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect our reputation and ability to generate deposits.
We provide our customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.
We depend on the accuracy and completeness of information provided by customers and counterparties and any misrepresented information could adversely affect our business, financial condition and results of operations.
In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of such customers and counterparties, including financial statements and other financial information. Some of the information regarding customers provided to us is also used in our credit decisioning and scoring models, which we use to determine whether to do business with customers and the risk profiles of such customers which are subsequently utilized by counterparties who lend us capital to fund our operations. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. While we have a practice of seeking to independently verify some of the customer information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, not all customer information is independently verified, and if any of the information that is independently verified (or any other information considered in the loan review process) is misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the applicant, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We may not detect all misrepresented information in our originations or from service providers we engage to assist in the approval process. Any such misrepresented information could adversely affect our business, financial condition and results of operations.
We are subject to customer or employee fraud and data processing system failures and errors.
Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee tampering or manipulation of those systems will result in losses that are difficult to detect. Employee errors could also subject us to financial claims for negligence.
Our accounting estimates and risk management processes rely on analytical and forecasting models.
Processes that management uses to estimate our probable credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are accurate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation.

If the models that management uses for interest rate risk and asset liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models that management uses for determining our probable credit losses are inadequate, the ALL may not be sufficient to support future charge offs. If the models that management uses to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in management’s analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards could materially impact our financial statements.
From time to time, the FASB or the Securities and Exchange Commission, or SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements. Restating or revising our financial statements may result in reputational harm or may have other adverse effects on us.
Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming subject to the Securities Exchange Act of 1934, or the Exchange Act, after completion of this offering, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. Although we are currently an emerging growth company and have elected additional transitional relief available to emerging growth companies, if we are unable to continue to qualify as an emerging growth company in the future, then our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting, beginning as of that second annual report.
If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, then: investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Board of Governors of the Federal Reserve System (“Federal Reserve”), the FDIC, the Georgia Department of Banking and Finance (“DBF”) or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy statements with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, as we transition to a public company, we intend to continue to improve the effectiveness of our internal controls by hiring additional personnel, utilizing outside consultants and accountants to supplement our internal staff as needed, improving our IT systems, and implementing additional policies and procedures. We anticipate incurring costs in connection with these improvements to our internal control system. If we are unsuccessful in implementing these improvements, we may not be able to accurately and timely report our financial results, conclude on an ongoing basis that we have effective controls over financial reporting or prevent a material weakness in our internal controls over financial reporting, each of which could have a significant and adverse effect on our business, reputation and the market price of our common stock.
We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.
We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the DBF and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank’s ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve System, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.
Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations. Proposed legislative and regulatory actions, including changes to financial regulation, may not occur on the timeframe that is expected, or at all, which could result in additional uncertainty for our business.
We are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.
Further, new proposals for legislation continue to be introduced in the U.S. Congress that could change regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices.

The recent Tax Cuts and Jobs Act and future tax reform may impact our customers’ future demand for credit and our future results.
While we expect the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) to continue to have a positive impact on our business, that impact remains uncertain. Some customers may elect to use their additional cash flow from lower taxes to fund their existing levels of activity, decreasing borrowing needs. Furthermore, the elimination of the federal income tax deductibility of business interest expenses for a significant number of customers effectively increases the cost of borrowing and could make equity or hybrid funding relatively more attractive. Moreover, tax-exempt borrowing may be less attractive in the future due to the decrease in tax rates generally. This could have long-term negative impact on business customer borrowing. The differing effects of the Tax Act for taxable corporations as compared to pass through entities owned by individuals also creates the potential for differing economic strategies by our customers that are presently uncertain and may continue to be for some time.
We experienced an increase in our after-tax net income in 2018 as a result of the decrease in our effective tax rate and expect the Tax Act to continue to positively impact our after-tax net income in future years. However, some or all of this benefit could be lost to the extent that our competitors elect to lower interest rates and fees and we are forced to respond in order to remain competitive. The estimated impact of the Tax Act is based on management’s current knowledge and assumptions, but there is no assurance that the presently anticipated benefits of the Tax Act on us will be realized or that we will not incur further charges with respect to the revaluation of our deferred tax assets.
Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.
In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.
Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.
The Federal Reserve, the FDIC, and the DBF periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, interest rate sensitivity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The Community Reinvestment Act, the Equal Credit Opportunity Act (“ECOA”), the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The federal government is increasingly seeking significant monetary damages and penalties against mortgage lenders and servicers under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”) and the False Claims Act (“FCA”) for making false statements and seeking reimbursement for ineligible costs and expenses.
The federal government has initiated a number of actions against mortgage lenders and servicers alleging violations of FIRREA and the FCA. Some of the actions against lenders allege that the lenders sold defective loans to Fannie Mae and Freddie Mac, while representing that the loans complied with the government-sponsored enterprise’s underwriting guidelines. The federal government has also brought actions against lenders asserting that they submitted claims for loans insured by the Fair Housing Administration, or FHA, that the lender falsely certified to U.S. Department of Housing and Urban Development met FHA underwriting requirements that resulted in FHA paying out millions of dollars in insurance claims to cover the defaulted loans. Other allegations involve the Home Affordable Modification Program (“HAMP”), which is a federal program established to help eligible homeowners impacted by financial hardship by offering them loan modifications on their mortgages. HAMP requires participating mortgage servicers to file annual certifications that they have been truthful and accurate in their HAMP-related activities, including reports they submitted to the government in which they acknowledged that providing false or fraudulent information may violate the FCA. Actions have also been filed against certain banks alleging they improperly denied borrowers access to HAMP services, and submitted fraudulent certifications and accepted financial incentives for HAMP participation. Because these actions carry the possibility for treble damages, many have resulted in settlements totaling in the hundreds of millions of dollars, as well as required lenders and servicers to make significant changes in their practices.
We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.
Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The U.S. Home Ownership and Equity Protection Act of 1994 (“HOEPA”) prohibits inclusion of certain provisions in mortgages that have interest rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain mortgages, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefit test with respect to the related borrower. Such tests may be highly subjective and open to interpretation. As a result, a court may determine that a home mortgage, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our mortgages are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, even if we previously sold such loans, which could adversely impact our results of operations, financial condition and business.
Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.
Antidiscrimination statutes, such as the Fair Housing Act and the ECOA, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the U.S. Department of

Justice and the Consumer Financial Protection Bureau (“CFPB”), take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions protected classes (i.e., creditor, servicing or marketing practices that have a disproportionate negative affect on a protected class of individuals).
These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. The U.S. Supreme Court confirmed that the “disparate impact” theory applies to cases brought under the Fair Housing Act, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under ECOA, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the Fair Housing Act in the context of mortgage marketing, lending and servicing and ECOA in the context of our consumer and certain business loans. To extent that the “disparate impact” theory continues to apply, we will be faced with significant administrative burdens in attempting to comply, and potential liability for failures to comply.
In addition to reputational harm, violations of the ECOA and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.
Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the bank holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. As a result, we may not be able to serve existing indebtedness, and such default may require us to declare bankruptcy. Any capital contributions by a bank holding company to its subsidiary banks are subordinate in right of payment to deposits and to other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be incurred by us to make a required capital injection to the Bank becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Liabilities from environmental regulations could materially and adversely affect our business and financial condition.
In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clear up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of any contaminated site, we may be subject to common law claims by third parties based on damages, and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.
We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.
Risks Related to this Offering and an Investment in Our Common Stock
An active, liquid trading market for our common stock may not develop for several reasons, including that the directors and their affiliates will retain a substantial ownership interests in the Company, and you may not be able to sell your common stock at or above the public offering price, or at all.
Prior to this offering, there has been a limited public market for our common stock on the OTCQX Market. In addition, as of June 30, 2019, our directors collectively owned 37.97% of our issued and outstanding shares of common stock, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively own 45.09% of our issued and outstanding shares of common stock. After completion of this offering, our directors collectively are expected to beneficially own 33.12% of our issued and outstanding shares of common stock, or 32.74% if the underwriters’ option to purchase additional shares is exercised in full. This relatively concentrated ownership may result in a lack of liquidity for our shares of common stock. As a result, although we have applied to list our common stock on the Nasdaq Global Select Market, an active trading market for shares of our common stock may never develop or be sustained following this offering even if our common stock is listed on Nasdaq. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for the common stock sold in this offering will be determined by negotiations between us, the selling shareholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition of another company or business.

The Company’s directors may have interests that differ from other shareholders, and such directors have ownership interests in the Company that, when aggregated with holdings of their extended families and their affiliated entities, may allow such individuals and entities to take certain corporate actions without the consent of other shareholders.
Prior to the completion of this offering, our directors and their families and affiliated entities collectively have a 45.09% ownership interest in the Company. After the completion of this offering, our directors collectively are expected to have approximately a 33.12% ownership interest in the Company, or 32.74% if the underwriters’ option to purchase additional shares is exercised in full. See “Principal and Selling Shareholders” on page 132.
As a result, our directors initially may be able to elect the majority of our entire board of directors, control the management and policies of the Company and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of the Company, and will be able to prevent or cause a change in control of the Company.
The price of our common stock could be volatile following this offering.
The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:
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actual or anticipated variations in our quarterly results of operations;

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recommendations by securities analysts;

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operating and stock price performance of other companies that investors deem comparable to us;

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news reports relating to trends, concerns and other issues in the financial services industry generally;

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perceptions in the marketplace regarding us and/or our competitors;

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fluctuations in the stock price and operating results of our competitors;

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domestic and international economic factors unrelated to our performance;

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general market conditions and, in particular, developments related to market conditions for the financial services industry;

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new technology used, or services offered, by competitors; and

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changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
An investment in our common stock is not an insured deposit.
An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.
If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock the price and trading volume of our common stock could decline.
The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.
Our dividend policy may change, and consequently, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.
We have paid quarterly dividends to our shareholders for the past seven years. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with our strategic plans, growth initiatives, capital availability and requirements, projected liquidity needs, financial condition, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to our shareholders.
We are a separate and distinct legal entity from our subsidiary, the Bank. We receive substantially all of our revenue from dividends from the Bank, which we use as the principal source of funds to pay our expenses. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay us. Such limits are also tied to the earnings of our subsidiary. If the Bank does not receive regulatory approval or if the Bank’s earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition or results of operations could be materially and adversely impacted.
We have limited the circumstances in which our directors will be liable for monetary damages.
We have included in our articles of incorporation a provision to eliminate the liability of directors for monetary damages to the maximum extent permitted by Georgia law. The effect of this provision will be to reduce the situations in which we or our shareholders will be able to seek monetary damages from our directors.
Our bylaws also have a provision providing for indemnification of our directors and executive officers and advancement of litigation expenses to the fullest extent permitted or required by Georgia law, including circumstances in which indemnification is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering.
Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.
In connection with this offering, we, our directors, our executive officers and certain of our shareholders have each agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. In addition, after this offering, approximately 15,605,910 shares of our common stock that are currently issued and outstanding will not be subject to lock-up. We also have the ability to issue options exercisable for up to an additional 2,400,000 shares of common stock pursuant to our 2018 Omnibus Incentive Plan. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.
Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.
We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering.

Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return. As of June 30, 2019, our annualized return on average equity was 25.46% with total shareholders’ equity of approximately $184.3 million. After the completion of this offering, shareholders’ equity will be approximately $197.4 million (or approximately $201.6 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of  $15.50 per share, which is the midpoint of the price range set forth on the cover of this prospectus.
You will incur immediate dilution as a result of this offering.
If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of  $7.70 per share, representing the difference between the assumed public offering price of  $15.50 per share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value per share after giving effect to this offering. This represents 49.7% dilution from the public offering price. If the underwriters exercise their option to purchase additional shares from us in full, you will incur an immediate dilution of $7.62 per share to new investors. This represents 49.2% dilution from the public offering price.
Future equity issuances could result in dilution, which could cause our common stock price to decline.
We are generally not restricted from issuing additional shares of our common stock, up to the 40 million shares of voting common stock and 10 million shares of preferred stock authorized in our articles of incorporation (subject to Nasdaq shareholder approval rules), which in each case could be increased by a vote of a majority of our shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance could have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Although there are currently no shares of our preferred stock issued and outstanding, our articles of incorporation authorize us to issue up to 10 million shares of one or more series of preferred stock. Our board of directors also has the power, without shareholder approval (subject to Nasdaq shareholder approval rules), to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders (subject to Nasdaq shareholder approval rules) may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.
We have the ability to incur debt and pledge our assets, including our stock in the Bank, to secure that debt.
We have the ability to incur debt and pledge our assets to secure that debt. Absent special and unusual circumstances, a holder of indebtedness for borrowed money has rights that are superior to those of holders of common stock. For example, interest must be paid to the lender before dividends can be paid to the shareholders, and loans must be paid off before any assets can be distributed to shareholders if we were to liquidate. Furthermore, we would have to make principal and interest payments on our indebtedness, which could reduce our profitability or result in net losses on a consolidated basis even if the Bank were profitable.

There are substantial regulatory limitations on changes of control of bank holding companies.
We are a bank holding company regulated by the Federal Reserve. Subject to certain exceptions, the Change in Bank Control Act of 1978, as amended (“CIBCA”), and its implementing regulations require that any individual or company acquiring “control” of a bank or bank holding company, either directly or indirectly, give the Federal Reserve 60 days’ prior written notice of the proposed acquisition. If within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition, extended the period for an additional period up to 90 days or requested additional information, the acquisition may proceed. An acquisition may be made before expiration of the disapproval period if the Federal Reserve issues written notice that it intends not to disapprove the acquisition. Acquisition of 25 percent or more of any class of voting securities constitutes control, and it is generally presumed for purposes of the CIBCA that the acquisition of 10 percent or more of any class of voting securities would constitute the acquisition of control, although such a presumption of control may be rebutted.
Also, under the CIBCA, the shareholdings of individuals and companies that are deemed to be “acting in concert” would be aggregated for purposes of determining whether such holders “control” a bank or bank holding company. “Acting in concert” under the CIBCA generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a bank holding company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty. Many factors can lead to a rebuttable presumption of acting in concert, including where: (i) the shareholders are commonly controlled or managed; (ii) the shareholders are parties to an oral or written agreement or understanding regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company; (iii) the shareholders are immediate family members; or (iv) both a shareholder and a controlling shareholder, partner, trustee or management official of such shareholder own equity in the bank or bank holding company.
Furthermore, under the Bank Holding Company Act of 1956, as amended (“BHCA”) and its implementing regulations, and subject to certain exceptions, any company would be required to obtain Federal Reserve approval prior to obtaining control of a bank or bank holding company. Control under the BHCA exists where a company acquires 25 percent or more of any class of voting securities, has the ability to elect a majority of a bank holding company’s directors, is found to exercise a “controlling influence” over a bank or bank holding company’s management and policies, and in certain other circumstances. There is a presumption of non-control for any holder of less than 5% of any class of voting securities. Regulatory determination of  “control” of a depository institution or holding company, under either the BHCA or CIBCA, is based on all of the relevant facts and circumstances. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.
Provisions in our charter documents and Georgia law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.
Provisions of our charter documents and the Georgia Business Corporation Code, or the GBCC, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.
We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. We cannot predict if investors will find our common stock less attractive because of our reliance on certain of these exemptions. If some investors find our common stock less attractive as a result, then there may be a less active trading market for our common stock, our stock price may be more volatile and the price of our common stock may decline.
Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “strive,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:
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business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

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our ability to successfully manage our credit risk and the sufficiency of our ALL;

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the adequacy of our reserves (including ALL) and the appropriateness of our methodology for calculating such reserves;

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factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our borrowers and the success of various projects that we finance;

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concentration of our loan portfolio in real estate loans changes in the prices, values and sales volumes of commercial and residential real estate;

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credit and lending risks associated with our construction and development, commercial real estate, commercial and industrial, residential real estate and SBA loan portfolios;

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negative impact in our mortgage banking services, including declines in our mortgage originations or profitability due to rising interest rates and increased competition and regulation, the Bank’s or third party’s failure to satisfy mortgage servicing obligations, and the possibility of the Bank being required to repurchase mortgage loans or indemnify buyers;

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our ability to attract sufficient loans that meet prudent credit standards, including in our construction and development, commercial and industrial and owner-occupied commercial real estate loan categories;

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our ability to attract and maintain business banking relationships with well-qualified businesses, real estate developers and investors with proven track records in our market areas;

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our ability to successfully execute our business strategy to achieve profitable growth;

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the concentration of our business within our geographic areas of operation and to the general Asian-American population within our primary market areas;

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our focus on small and mid-sized businesses;

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our ability to manage our growth;

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our ability to increase our operating efficiency;

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interest rate fluctuations, which could have an adverse effect on our profitability;

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liquidity issues, including fluctuations in the fair value and liquidity of the securities we hold for sale and our ability to raise additional capital, if necessary;

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failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;

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risks that our cost of funding could increase, in the event we are unable to continue to attract stable, low-cost deposits and reduce our cost of deposits;

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a large percentage of our deposits are attributable to a relatively small number of customers;

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inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, strategic risk and reputational risk;

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the makeup of our asset mix and investments;

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external economic and/or market factors, such as changes in monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve, inflation or deflation, changes in the demand for loans, and fluctuations in consumer spending, borrowing and savings habits, which may have an adverse impact on our financial condition;

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continued or increasing competition from other financial institutions, credit unions, and non-bank financial services companies, many of which are subject to different regulations than we are;

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challenges arising from unsuccessful attempts to expand into new geographic markets, products, or services;

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restraints on the ability of the Bank to pay dividends to us, which could limit our liquidity;

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increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

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a failure in the internal controls we have implemented to address the risks inherent to the business of banking;

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inaccuracies in our assumptions about future events, which could result in material differences between our financial projections and actual financial performance;

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changes in our management personnel or our inability to retain motivate and hire qualified management personnel;

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the dependence of our operating model on our ability to attract and retain experienced and talented bankers in each of our markets;

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our ability to identify and address cyber-security risks, fraud and systems errors;

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disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems;

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disruptions, security breaches, or other adverse events affecting the third-party vendors who perform several of our critical processing functions;

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an inability to keep pace with the rate of technological advances due to a lack of resources to invest in new technologies;

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fraudulent and negligent acts by our clients, employees or vendors and our ability to identify and address such acts;

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risks related to potential acquisitions;

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the expenses that we will incur to operate as a public company and our inexperience complying with the requirements of being a public company;

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the impact of any claims or legal actions to which we may be subject, including any effect on our reputation;

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compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with commercial mortgage origination, sale and servicing operations;

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changes in the scope and cost of FDIC insurance and other coverage;

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changes in our accounting standards;

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changes in tariffs and trade barriers;

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changes in federal tax law or policy, including the impact of the Tax Cuts and Jobs Act of 2017; and

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risks related to this offering, including factors and risks described under the “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” sections herein.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $13.0 million (or approximately $17.3 million if the underwriters exercise their option to purchase additional shares from us in full), based on an assumed public offering price of  $15.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase or decrease in the assumed public offering price of  $15.50 per share would increase or decrease the net proceeds to us from this offering by approximately $0.9 million (or approximately $1.2 million if the underwriters exercise their option to purchase additional shares in full).
We intend to use the net proceeds to us from this offering to support our organic growth, which could include branch expansion and opportunistic strategic acquisitions, and for general corporate purposes, which may include contributing a significant portion of such proceeds to the Bank. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategy. In the ordinary course of business, we may evaluate potential acquisition opportunities for other financial institutions or establish de novo banking branches, particularly in the communities that we believe provide attractive risk-adjusted returns. However, we do not have any immediate plans, arrangements or understanding relating to any acquisitions or de novo banking branches. Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

CAPITALIZATION
The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2019:
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on an actual basis; and

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on an as adjusted basis after giving effect to (1) the net proceeds from the sale of 1,000,000 shares by us (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of  $15.50 per share (the midpoint of the price range set forth on the front cover page of this prospectus), and (2) after deducting underwriting discounts and estimated offering expenses.

The “as adjusted” information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.
	As of June 30, 2019
(Dollars in thousands)	Actual	As adjusted
Shareholders’ Equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value per share, 40,000,000 shares authorized; 24,305,378 shares outstanding; 25,305,378 shares outstanding, as adjusted	$243	$253
Additional paid-in-capital	39,096	52,134
Retained earnings	144,989	144,989
Accumulated other comprehensive loss	(11)	(11)
Total shareholders’ equity	$184,317	$197,365
Capital ratios:
Tier 1 capital to average assets	11.67%	12.43%
Tier 1 capital to risk-weighted assets	17.99%	19.28%
Total capital to risk-weighted assets	18.66%	19.94%
Common equity Tier 1 capital to risk-weighted assets	17.99%	19.28%
Total shareholder’s equity to total assets	12.09%	12.84%

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent the public offering price per share exceeds our net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.
Our net tangible book value at June 30, 2019 was $184.3 million, or $7.58 per share, based on the number of shares outstanding as of such date. After giving effect to our sale of 1,000,000 shares in this offering at an assumed public offering price of  $15.50 per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses, our as adjusted net tangible book value at June 30, 2019, would have been approximately $197.4 million, or $7.80 per share. Therefore, under those assumptions this offering would result in an immediate increase of  $0.22 in the net tangible book value per share to our existing shareholders, and immediate dilution of  $7.70 in the net tangible book value per share to investors purchasing shares in this offering. The following table illustrates this per share dilution.
Public offering price per share	$15.50
Net tangible book value per share at June 30, 2019	$7.58
Increase in net tangible book value per share attributable to this offering	$0.22
As adjusted net tangible book value per share after this offering	$7.80
Dilution in net tangible book value per share to new investors	$7.70
If the underwriters exercise their option to purchase additional shares from us in full, the as adjusted net tangible book value after giving effect to this offering would be $7.88 per share. This represents an increase in net tangible book value of  $0.30 per share to existing shareholders and dilution of  $7.62 per share to new investors.
A $1.00 increase (decrease) in the assumed public offering price of  $15.50 per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our net tangible book value by $0.9 million, or $0.04 per share, and the dilution to new investors by $0.04 per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.
The following table sets forth information regarding the shares issued to, and consideration paid by, our existing shareholders and the shares to be issued to, and consideration to be paid by, investors in this offering at an assumed public offering price of  $15.50 per share, which is the midpoint of the price range on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses.
	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount(1)	Percent
	(Dollars in thousands, except per share amounts)
Shareholders as of June 30, 2019	24,305,378	96.05%	$39,339	71.74%	$1.62
Investors in this offering	1,000,000	3.95%	15,500	28.26%	15.50
Total	25,305,378	100%	$54,839	100%	$2.17

(1)
Calculated as $0.2 million in common stock plus $39.1 million additional paid-in-capital.

Assuming no shares are sold to existing shareholders in this offering and using the number of shares of common stock outstanding as of June 30, 2019, sales of shares of our common stock by the selling shareholders in this offering would reduce the number of shares of common stock held by existing shareholders to 23,366,378, or approximately 92.3% of the total shares of our common stock outstanding after this offering, and will result in new investors holding 1,939,000 shares, or approximately 7.7% of the total shares of our common stock after this offering.

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders would be further reduced to approximately 91.3% of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 2,229,850 shares, or approximately 8.7% of the total number of shares of common stock to be outstanding upon the completion of this offering.

MARKET PRICE OF COMMON STOCK
The common stock of the Company is quoted on the OTCQX Market, under the symbol “MCBS.” The Company’s common stock was listed on the OTCQX Market on August 8, 2016 and was first traded on the OTCQX Market on January 19, 2017. The following table shows the high and low bid quotations of our common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period. There may also have been transactions at prices other than those shown during that time. The market for our common stock is sporadic and at times very limited.
	High	Low	Dividend declared per share
Year ended December 31, 2019
First Quarter	$16.50	$12.38	$0.10
Second Quarter	$14.50	$13.75	$0.10
Third Quarter (to September 20, 2019)	$17.00	$13.64	$0.11
Year ended December 31, 2018
First Quarter	$11.00	$9.78	$0.09
Second Quarter	$13.00	$11.00	$0.09
Third Quarter	$16.50	$12.70	$0.10
Fourth Quarter	$16.50	$16.50	$0.10
Year ended December 31, 2017
First Quarter	$6.75	$6.00	$0.05
Second Quarter	$10.00	$6.75	$0.05
Third Quarter	$11.00	$8.38	$0.05
Fourth Quarter	$10.00	$9.13	$0.08
On June 30, 2019, we had approximately 248 record holders of our common stock. There has been no regular and liquid trading market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “MCBS.” Assuming our common stock is listed for trading on the Nasdaq Global Select Market, the quoting of our shares on the OTCQX Market will be discontinued upon or prior to the completion of this offering.
Dividend Policy
It has been our policy to pay quarterly dividends to holders of our common stock. We have paid quarterly dividends to our shareholders in amounts up to 25% of our net income over the past seven years. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.
As a Georgia corporation, we are subject to certain restrictions on dividends under the Georgia Business Corporation Code. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Supervision and Regulation — Regulation of the Company — Payment of Dividends.”

Equity Compensation Plan Information
The following table provides information as of December 31, 2018 with respect to shares of common stock that may be issued under the Company’s equity compensation plans.
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan Category
Equity compensation plans approved by security holders	240,000	$12.70	2,232,372
Total at December 31, 2018	240,000	$12.70	2,232,372

GAAP RECONCILIATION AND MANAGEMENT EXPLANATION OF
NON-GAAP FINANCIAL MEASURES
Some of the financial measures included in our “Prospectus Summary” and “Selected Historical Consolidated Financial and Operating Information” are not measures of financial performance recognized by GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our financial condition credit quality and performance.
•
“Tangible common equity” is defined as total shareholders’ equity reduced by other intangible assets. Management does not consider loan servicing rights as an intangible asset for purposes of this calculation. The Company did not have goodwill or outstanding preferred stock during the presented periods.

•
“Tangible assets” is defined as total assets reduced by other intangible assets. Management does not consider loan servicing rights as an intangible asset for purposes of this calculation. The Company did not have goodwill during the presented periods.

•
“Tangible common equity to tangible assets” is calculated as tangible common equity divided by tangible assets. This measure is important to investors interested in relative changes in the ratio of total shareholders’ equity to total assets, each exclusive of changes in intangible assets.

•
“Adjusted allowance for loan losses to gross loans” and “adjusted net charge-offs to average loans” exclude the impact of our remaining auto loan pools on “allowance for loan losses to gross loans” and “net charge-offs to average loans,” respectively.

Our management, banking regulators, many financial analysts and other investors use tangible common equity, tangible assets and tangible common equity to tangible assets in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.
Our management utilizes the adjusted credit metrics described above to evaluate the credit quality of our core loan portfolio excluding the effects of our auto loan pools given our decision to discontinue the purchase of these loan pools. We also believe these adjusted credit metrics provide investors with additional information regarding the credit quality of our loan portfolio. However, these adjusted credit metrics should not be considered substitutes for loan loss reserves to gross loans or net charge-offs to average loans.
The following reconciliation tables provide a more detailed analysis of these non-GAAP financial measures:
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(dollars in thousands, except per share data)
Tangible common equity:
Total shareholders’ equity	$184,317	$152,751	$168,608	$135,115	$107,261	$89,560
Less: Core deposit intangibles and other intangibles	—	—	—	—	9	66
Tangible common equity	$184,317	$152,751	$168,608	$135,115	$107,252	$89,494

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(dollars in thousands, except per share data)
Tangible assets:
Total assets	$1,524,509	$1,345,821	$1,432,650	$1,288,927	$1,100,063	$671,380
Less: Core deposit intangibles and other intangibles	—	—	—	—	9	66
Tangible assets	$1,524,509	$1,345,821	$1,432,650	$1,288,927	$1,100,054	$671,314
Tangible common equity to tangible assets:
Tangible common equity	$184,317	$152,751	$168,808	$135,115	$107,252	$89,494
Tangible assets	1,524,509	1,345,821	1,432,650	1,288,927	1,100,054	671,314
Tangible common equity to tangible assets	12.09%	11.35%	11.77%	10.48%	9.75%	13.33%
Adjusted allowance for loan losses to adjusted gross loans:
Gross Loans	$1,190,911	$1,094,229	$1,145,714	$1,068,593	$804,318	$570,755
Less: Auto loan pools	1,450	5,042	2,641	8,695	18,856	27,749
Adjusted gross loans excluding auto loan pools	1,189,461	1,089,187	1,143,073	1,059,898	785,462	543,006
Allowance for loan losses	6,483	6,766	6,645	6,925	5,471	5,527
Less: Allowance for loan losses allocated to auto loan pools	190	650	384	1,166	—	—
Adjusted allowance for loan losses	6,293	6,116	6,261	5,759	5,471	5,527
Allowance for loan losses to gross loans	0.54%	0.62%	0.58%	0.65%	0.68%	0.97%
Adjusted allowance for loan losses to adjusted Gross loans	0.53%	0.56%	0.55%	0.54%	0.70%	1.02%
Adjusted net charge-offs to average loans:
Net charge-offs	$162	$1,030	$1,517	$1,603	$56	$459
Less: Net charge-offs attributable to auto loan pools	159	1,026	1,412	1,531	—	—
Adjusted net charge-offs	3	4	105	72	56	459
Average gross loans	1,190,422	1,096,726	1,110,451	966,707	679,733	525,961
Net charge-offs to average gross loans(1)	0.03%	0.19%	0.14%	0.17%	0.01%	0.09%
Adjusted net charge-offs to average gross loans(1)	0.00%	0.00%	0.01%	0.01%	0.01%	0.09%

(1)
Represents annualized June 30, 2019 and 2018 data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and, assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward looking statements. We assume no obligation to update any of these forward-looking statements.
Overview
We are MetroCity Bankshares, Inc., a bank holding company headquartered in the Atlanta metropolitan area. We operate through our wholly-owned banking subsidiary, Metro City Bank (the “Bank”), a Georgia state-chartered commercial bank that was founded in 2006. We currently operate 19 full-service branch locations in multi-ethnic communities in Alabama, Florida, Georgia, New York, New Jersey, Texas and Virginia. We are focused on delivering full-service banking services in markets, predominantly Asian-American communities in growing metropolitan markets in the Eastern U.S. and Texas.
Prior to December 2014, we operated without a holding company, and in December 2014, the Bank formed MetroCity Bankshares, Inc. as its holding company. On December 31, 2014, MetroCity Bankshares, Inc. acquired all of the outstanding common stock of Metro City Bank as a part of the holding company formation transaction.
The following discussion and analysis is intended to assist readers in their analysis and understanding of our consolidated financial statements and selected financial information appearing in this prospectus and should be read in conjunction therewith. This discussion and analysis presents our financial condition and results of operations on a consolidated basis, unless otherwise specified.
Recent Developments
Stock Split
On August 30, 2019, we effected a two-for-one split of our common stock in the form of a stock dividend, whereby each holder of our common stock received one additional share of common stock for each share owned as of the record date of August 15, 2019. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Public Company Costs
Following the completion of this offering, we expect to incur additional costs associated with operating as a public company, hiring additional personnel, enhancing technology and expanding our capabilities. We expect that these costs will include legal, regulatory, accounting, investor relations and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as rules adopted by the U.S. Securities and Exchange Commission, or SEC, the FDIC and national securities exchanges requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. In addition, due to regulatory changes in the banking industry and the implementation of new laws, rules and regulations, we will experience higher regulatory compliance costs. These additional rules and regulations will increase our legal, regulatory, accounting and financial compliance costs and will make some activities more time-consuming.
Results of Operations — Comparison of Results of Operations for the Six Months Ended June 30, 2019 and 2018
The following discussion of our results of operations compares the six months ended June 30, 2019 and 2018. We reported net income for the six months ended June 30, 2019 and 2018 of  $21.7 million.

Net Interest Income
The management of interest income and expense is fundamental to our financial performance. Net interest income, the difference between interest income and interest expense, is the largest component of the Company’s total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets). We seek to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities. Our net interest margin is also adversely impacted by the reversal of interest on nonaccrual loans and the reinvestment of loan payoffs into lower yielding investment securities and other short-term investments.
The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin.
	Six Months Ended June 30,
	2019			2018
(Dollars in thousands)	Average Balance	Interest and Fees	Yield/ Rate	Average Balance	Interest and Fees	Yield/ Rate
Earning Assets:
Federal funds sold and other investments(1)	$97,605	$1,214	2.51%	$63,207	$690	2.20%
Securities purchased under agreements to resell	15,000	227	3.05	15,000	166	2.23
Securities available for sale	18,693	241	2.60	20,917	257	2.48
Total investments	131,298	1,682	2.58	99,124	1,113	2.26
Construction and development	34,442	1,143	6.69	46,577	1,343	5.81
Commercial real estate	443,212	14,899	6.78	387,799	12,200	6.34
Commercial and industrial	38,129	1,392	7.36	36,781	1,232	6.75
Consumer	2,383	107	9.05	7,408	235	6.40
Residential real estate	761,216	21,455	5.68	679,527	18,965	5.63
Other	283	2	1.43	268	6	1.50
Gross loans(2)	1,279,665	38,998	6.15	1,158,360	33,977	5.92
Total earning assets	1,410,963	$40,680	5.81%	1,257,484	$35,090	5.63%
Noninterest-earning assets	78,108			72,040
Total assets	$1,489,071			$1,329,524
Interest-bearing liabilities:
NOW and savings deposits	$53,088	$92	0.35%	$74,359	$151	0.41%
Money market deposits	103,190	1,135	2.22	42,554	161	0.76
Time deposits	820,912	9,275	2.28	699,204	5,332	1.54
Total interest-bearing deposits	977,190	10,502	2.17	816,117	5,644	1.39
Borrowings	13,628	126	1.86	83,468	629	1.52
Total interest-bearing liabilities	$990,818	$10,628	2.16%	$899,585	$6,273	1.41%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	$299,373			$273,792
Other noninterest-bearing liabilities	27,064			16,967
Total noninterest-bearing liabilities	326,437			290,759
Shareholders’ equity	171,816			139,180
Total liabilities and shareholders’ equity	$1,489,071			$1,329,524
Net interest income		$30,052			$28,817
Net interest spread			3.65%			4.22%
Net interest margin			4.30%			4.62%

(1)
Includes income and average balances for term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

(2)
Average loan balances include non-accrual loans and loans held for sale.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Change applicable to both volumes and rate have been allocated to volume.
	Six Months Ended June 30,
	2019 over 2018
	Increase (Decrease) Change Due to
(Dollars in thousands)	Average Volume	Average Rate	Net Interest Variance
Earning Assets:
Federal funds sold and other investments(1)	$251	$273	$524
Securities purchased under agreements to resell	—	61	61
Securities available for sale	(27)	11	(16)
Total investments	224	345	569
Construction and development	(384)	184	(200)
Commercial real estate	1,410	1,289	2,699
Commercial and industrial	47	113	160
Consumer	(111)	(17)	(128)
Residential real estate	2,217	273	2,490
Other	—	—	—
Loans	3,179	1,842	5,021
Total earning assets	$3,403	$2,187	$5,590
Interest-bearing liabilities:
NOW and savings deposits	$(48)	$(11)	$(59)
Money market deposits	415	559	974
Time deposits	1,073	2,870	3,943
Total interest-bearing deposits	1,440	3,418	4,858
Borrowings	(744)	241	(503)
Total interest-bearing liabilities	696	3,659	4,355
Net interest income	$2,707	$(1,472)	$1,235

(1)
Includes income and average balances for term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

Net interest income for the six months ended June 30, 2019 was $30.1 million compared to $28.8 million for the six months ended June 30, 2018, an increase of  $1.2 million, or 4.3%. This increase was primarily due to an increase in the average balance and rate of interest-earning assets, offset by significant increase in the average rate paid on interest-bearing liabilities. The increase in the average balance of interest-earning assets was primarily due to an increase in average loans outstanding, primarily attributable to the 14.3% and 12.0% increases in average commercial real estate and residential real estate loan balances, respectively. The rising rate environment led to the yield on interest-earning assets increasing by 18 basis points from the six months ended June 30, 2018 to the six months ended June 30, 2019; however, the rate on interest-bearing liabilities increased by 75 basis points during the same period.

Total interest income was $40.7 million for the six months ended June 30, 2019 compared to $35.1 million for the same period during 2018, an increase of  $5.6 million, or 15.9%. This increase was primarily due to growth in our loan portfolio coupled with a higher yield on our loan and investment portfolios. Interest and fees on loans was $39.0 million for the six months ended June 30, 2019 compared to $34.0 million for the same period during 2018, an increase of  $5.0 million, or 14.8%. This increase in interest and fees on loans was primarily due to a 23 basis points increase in the yield on gross loans and a 10.5% increase in the average balance of loans outstanding.
Interest income on total investments was $1.7 million for the six months ended June 30, 2019 compared to $1.1 million for the six months ended June 30, 2018. This increase is primarily the result of higher yields on federal funds sold, securities purchased under agreements to resell and other investments. Interest income on federal funds sold and other investments increased $524,000 to $1.2 million for the six months ended June 30, 2019 compared to $690,000 for the same period in 2018. The interest income recognized on securities purchased under agreements to resell increased $61,000 to $227,000 for the six months ended June 30, 2019 compared to $166,000 for the same six months of 2018. This increase is attributable to an 82 basis point increase in the average yield. The $16,000 decrease in interest income on securities available for sale was primarily due to $2.2 million decrease in the average balance, offset by an increase in the average yield of 12 basis points.
Total interest expense for the six months ended June 30, 2019 increased $4.4 million to $10.6 million compared to total interest expense of  $6.3 million for the six months ended June 30, 2018. This increase is primarily attributable to the 74 basis point increase in the average yield on time deposits and the $121.7 million increase in the average balance of time deposits from June 30, 2018 to June 30, 2019. The average yield on money market deposits also increased by 146 basis points over the past year. During the six months ended June 30, 2019, we began offering CD specials with higher rates to attract deposits which is noted in the 74 basis point increase in the rate paid on our CDs at June 30, 2019 when compared to June 30, 2018. Average borrowings outstanding decreased from June 30, 2018 to June 30, 2019 by $69.8 million, or 83.7%, with a moderate increase in rate of 34 basis points.
Net interest margin for the six months ended June 30, 2019 and 2018 was 4.30% and 4.62%, respectively. Net interest margin and net interest income are influenced by internal and external factors. Internal factors include balance sheet changes on both volume and mix and pricing decisions, and external factors include changes in market interest rates, competition and the shape of the interest rate yield curve. The decline in our net interest margin is primarily the result of a continuous increase in our cost of funds; however, we have been able to partially offset this through growing our volume of interest earning assets.
Provision for Loan Losses
Credit risk is inherent in the business of making loans. We establish an ALL through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Specifically identifiable and quantifiable known losses are promptly charged off against the allowance for loan losses. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of our ALL and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to earnings. The provision for loan losses and level of ALL for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas. The determination of the amount is complex and involves a high degree of judgment and subjectivity.
We recorded no provision for loan losses for the period ended June 30, 2019 compared to $871,000 for the period ended June 30, 2018. The decrease in provision expense was mainly due to lower net charge-offs of consumer loans. The consumer loans charged off represent auto pool loans which had poor performance. During 2016, management elected to discontinue purchasing this product and is letting this portfolio paydown and provisioning for any calculated losses when necessary. Our allowance for loan losses as a percentage of gross loans for the periods ended June 30, 2019 and 2018 was 0.54% and 0.62%, respectively. Our ALL as a percent of gross loans is relatively lower than our peers due to our high percentage of residential mortgage loans, which tend to have lower allowance for loan loss ratios compared to other commercial or consumer loans.

Noninterest Income
Noninterest income is an important component of our total revenues. A significant portion of our noninterest income is associated with SBA and residential mortgage lending activity, consisting of gains on the sale of loans sold in the secondary market and servicing income from loans sold with servicing rights retained. Other sources of noninterest income include service charges on deposit accounts and other service charges, commissions and fees.
Noninterest income for the six months ended June 30, 2019 was $19.5 million, an increase of  $172,000, or 0.9%, compared to $19.4 million for the six months ended June 30, 2018.
The following table sets forth the various components of our noninterest income for the six months ended June 30, 2019 and 2018:
	Period Ended June 30,
(Dollars in thousands)	2019	2018	Increase (decrease)
Noninterest Income:
Service charges on deposit accounts	$517	$520	$(3)	(0.6)%
Other service charges, commissions and fees	5,457	4,876	581	11.9
Gain on sale of residential mortgage loans	3,553	2,350	1,203	51.2
Mortgage servicing income, net	4,654	5,967	(1,313)	(22.0)
SBA servicing income, net	2,180	1,912	268	14.0
Gain on sale of SBA loans	2,892	3,418	(526)	(15.4)
Other income	279	317	(38)	(12.0)
Total	$19,532	$19,360	$172	0.9%
Service charges on deposit accounts decreased $3,000 to $517,000 for the six months ended June 30, 2019 compared to $520,000 for the same six months during 2018. This slight decrease is attributable to fewer charged overdraft fees.
Other service charges, commissions and fees increased $581,000 to $5.5 million for the six months ended June 30, 2019 compared to $4.9 million for the six months ended June 30, 2018. This increase is attributable to a $493,000 increase in underwriting, processing and application fees earned from our origination of SBA and residential mortgage loans coupled with smaller increases on various service charge, commission and fee accounts.
Total gain on sale of loans was $6.4 million for the six months ended June 30, 2019 compared to $5.8 million for the same period of 2018, an increase of  $677,000, or 11.7%.
Gain on sale of residential mortgage loans totaled $3.6 million for the six months ended June 30, 2019 compared to $2.4 million for the same period of 2018. We sold $261.0 million in residential mortgage loans with an average premium of 1.37% in the six months ended June 30, 2019 compared to sales of $230.7 million with an average premium of 1.02% for the same period of 2018. We originated $339.8 million of residential mortgage loans during the six months ended June 30, 2019 compared to $339.0 million for the same period in 2018.
Gain on sale of SBA loans totaled $2.9 million for the six months ended June 30, 2019 compared to $3.4 million for the same period of 2018. We sold $59.4 million in SBA loans with an average premium of 7.29% for the six months ended June 30, 2019 compared to the sale of  $59.5 million in SBA loans with an average premium of 8.22% in the same period of 2018. While volume remained consistent between the two periods, market competition drove the average premium down by 93 basis points resulting in a decrease in our gain on sale of SBA loans of  $526,000.
Mortgage loan servicing income, net of amortization decreased by $1.3 million to $4.7 million during the six months ended June 30, 2019 compared to $6.0 million for the same period of 2018. The decrease in mortgage loan servicing income was due to the declining value of capitalized mortgage servicing assets and increased servicing asset amortization. Included in mortgage loan servicing income for the six months ended June 30, 2019 was $2.8 million in mortgage servicing fees compared to $1.6 million for the same period in 2018, capitalized mortgage servicing assets were $3.5 million for the six months ended June 30, 2019 and $5.2 million for the same period in 2018. The changes were offset by an increase in mortgage loan servicing asset amortization of  $834,000 to $1.7 million for the six months ended June 30, 2019 compared to $841,000 during the same period in 2018. Our total residential mortgage loan servicing portfolio was $1.02 billion at June 30, 2019 compared to $543.0 million at June 30, 2018.
SBA servicing income, net increased $268,000 to $2.2 million for the six months ended June 30, 2019 compared to $1.9 million for the six months ended June 30, 2018. Our total SBA loan servicing portfolio was $443.8 million as of June 30, 2019 compared to $434.9 million as of June 30, 2018. Our SBA servicing rights are carried at fair value. While our servicing portfolio grew slightly, the inputs used to calculate fair value also changed, which resulted in a $243,000 increase to our SBA servicing rights. The significant factors used in calculating the fair value of our servicing portfolio are discount rates which ranged from 6.0% to 12.3% at June 30, 2019 compared to 8.9% to 13.5% at June 30, 2018 and prepayment speeds which ranged from 8.7% to 14.6% at June 30, 2019 compared to 8.1% to 10.7% at June 30, 2018.
Other non-interest income decreased slightly by $38,000 to $279,000 for the six months ended June 30, 2019 compared to $317,000 for the six months ended June 30, 2018. The largest component of other non-interest income is the income on bank owned life insurance.
Noninterest Expense
Noninterest expense for the six months ended June 30, 2019 was $20.0 million compared to $17.7 million for the six months ended June 30, 2018, an increase of  $2.3 million, or 13.2%. The following table sets forth the major components of our noninterest expense for the six months ended June 30, 2019 and 2018:
	Period Ended June 30,
(Dollars in thousands)	2019	2018	Increase (decrease)
Noninterest Expense:
Salaries and employee benefits	$12,353	$10,571	$1,782	16.9%
Occupancy	2,386	1,878	508	27.1
Data processing	520	430	90	20.9
Advertising	313	311	2	0.6
Federal deposit insurance	192	218	(26)	(11.9)
Other operating	4,234	4,262	(28)	(0.7)
Total	$19,998	$17,670	$2,328	13.2%
Salaries and employee benefits expense for the six months ended June 30, 2019 was $12.4 million compared to $10.6 million for the six months ended June 30, 2018, an increase of  $1.8 million, or 16.9%. This increase was attributable to an increase in the overall number of employees necessary to support our continued growth, annual salary adjustments, and increased benefit costs. The average number of full-time equivalent employees was 203 for the six months ended June 30, 2019 compared to 178 for the six months ended June 30, 2018.
Occupancy expense for the six months ended June 30, 2019 was $2.4 million compared to $1.9 million for the same period during 2018, an increase of  $508,000, or 27.1%. This increase was primarily due to the opening of four new branches since May 2018 and the property taxes, depreciation and upkeep related to the new properties.
Data processing expense for the six months ended June 30, 2019 was $520,000 compared to $430,000 for the six months ended June 30, 2018, an increase of  $90,000, or 20.9%. This increase was primarily due to continued growth in our loans, deposits and additional branches.
Advertising expense for the six months ended June 30, 2019 remained relatively flat compared to the six months ended June 30, 2018.

FDIC insurance and regulatory assessment expense for the six months ended June 30, 2019 was $192,000 compared to $218,000 for the same period during 2018, a decrease of  $26,000, or 11.9%. While the size of our assets continued to grow, this decrease was primarily due to the reduction in our regulatory assessment rate.
Other operating expenses for the six months ended June 30, 2019 were $4.2 million compared to $4.3 million for the six months ended June 30, 2018, a decrease of  $28,000, or 0.7%. The slight decrease was primarily due to decreased operating and customer services expenses during the period. Included in other expenses for the six months ended June 30, 2019 and 2018 were directors’ fees of approximately $169,000 and $165,000, respectively.
Income Tax Expense
Income tax expense for the six months ended June 30, 2019 and 2018 was $7.9 million. Effective tax rates were 26.7% and 26.6% for the six months ended June 30, 2019 and 2018, respectively.
We had net deferred tax liabilities of  $1.9 million and $1.6 million at June 30, 2019 and 2018, respectively. We have determined that it is more likely than not that net deferred tax liabilities at June 30, 2019 and 2018 will be fully realized in future years.
Results of Operations — Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017
The following discussion of our results of operations compares the years ended December 31, 2018 and 2017.
We reported net income for the year ended December 31, 2018 of  $41.3 million compared to net income of  $31.9 million for the year ended December 31, 2017. The increase was due to a $6.3 million increase in net interest income, a $5.2 million increase in noninterest income, a $1.8 million decrease in provision for loan losses, and a $3.5 million decrease in provision for income taxes. These changes were offset by a $7.4 million increase in noninterest expense.

Net Interest Income
The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin.
	Year Ended December 31,
	2018			2017
(Dollars in thousands)	Average Balance	Interest and Fees	Yield/ Rate	Average Balance	Interest and Fees	Yield/ Rate
Earning Assets:
Federal funds sold and other investments(1)	$79,699	$1,758	2.21%	$57,200	$742	1.30%
Securities purchased under agreements to resell	15,000	372	2.48	10,603	185	1.74
Securities available for sale	20,174	503	2.49	22,534	477	2.12
Total investments	114,873	2,633	2.29	90,337	1,404	1.55
Construction and development	46,050	2,763	6.00	46,640	2,834	6.08
Commercial real estate	394,770	25,521	6.46	369,803	22,400	6.06
Commercial and industrial	36,208	2,507	6.92	34,208	2,105	6.15
Consumer	5,701	393	6.89	14,390	1,460	10.15
Residential real estate	702,753	39,058	5.56	534,287	30,309	5.67
Other	260	4	1.54	319	2	0.63
Gross loans(2)	1,185,742	70,246	5.92	999,647	59,110	5.91
Total earning assets	1,300,615	$72,879	5.60%	1,089,984	$60,514	5.55%
Noninterest-earning assets	73,585			62,576
Total assets	$1,374,200			$1,152,560
Interest-bearing liabilities:
NOW and savings deposits	$69,741	$272	0.39%	$77,806	$335	0.43%
Money market deposits	50,690	553	1.09	48,778	286	0.59
Time deposits	754,256	13,186	1.75	579,518	7,108	1.23
Total interest-bearing deposits	874,687	14,011	1.60	706,102	7,729	1.09
Borrowings	45,223	664	1.47	67,096	890	1.33
Total interest-bearing liabilities	$919,910	$14,675	1.60%	$773,198	$8,619	1.11%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	$284,702			$244,040
Other noninterest-bearing liabilities	21,683			18,216
Total noninterest-bearing liabilities	306,385			262,256
Shareholders’ equity	147,905			117,106
Total liabilities and shareholders’ equity	$1,374,200			$1,152,560
Net interest income		$58,204			$51,895
Net interest spread			4.00%			4.44%
Net interest margin			4.48%			4.76%

(1)
Includes income and average balances for, term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

(2)
Average loan balances include non-accrual loans and loans held for sale.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Change applicable to both volumes and rate have been allocated to volume.
	Year Ended December 31,
	2018 over 2017
	Increase (Decrease) Change Due to
(Dollars in thousands)	Average Volume	Average Rate	Net Interest Variance
Earning Assets:
Federal funds sold and other investments(1)	$364	$652	$1,016
Securities purchased under agreements to resell	94	93	187
Securities available for sale	(54)	80	26
Total investments	404	825	1,229
Construction and development	(35)	(36)	(71)
Commercial real estate	911	2,210	3,121
Commercial and industrial	128	274	402
Consumer	(606)	(461)	(1,067)
Residential real estate	9,180	(431)	8,749
Other	1	1	2
Loans	9,579	1,557	11,136
Total earning assets	$9,983	$2,382	$12,365
Interest-bearing liabilities:
NOW and savings deposits	$(22)	$(41)	$(63)
Money market deposits	11	256	267
Time deposits	2,774	3,304	6,078
Total interest-bearing deposits	2,763	3,519	6,282
Borrowings	(337)	111	(226)
Total interest-bearing liabilities	2,426	3,630	6,056
Net interest income	$7,557	$(1,248)	$6,309

(1)
Includes income and average balances for term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

Net interest income for the year ended December 31, 2018 was $58.2 million compared to $51.9 million for the year ended December 31, 2017, an increase of  $6.3 million, or 12.2%. This increase was primarily due to an increase in the average balance and rate of interest-earning assets, offset by an increase in the average rate paid on interest-bearing liabilities. This increase in the average balance of interest-earning assets was mainly attributable to an increase in the average balance of our residential mortgage loans which grew $168.5 million to $702.8 million at December 31, 2018.
Total interest, loan fee and dividend income was $72.9 million in 2018 compared to $60.5 million in 2017, an increase of  $12.4 million, or 20.4%. This increase was primarily due to the growth of our loan portfolio. Interest and fees on loans was $70.2 million in 2018 compared to $59.1 million in 2017, an increase of  $11.1 million, or 18.8%. This increase in interest income on loans was primarily due to a 18.6% increase in the average balance of loans outstanding, primarily attributable to an increase of  $168.5 million in average balance outstanding of residential real estate loans.
Interest income on total investments was $2.6 million in 2018 compared to $1.4 million in 2017. The increase in interest income on total investments was primarily due to a 39.3% increase in the average balance of federal funds sold and other investments. Interest income on federal funds sold and other investments increased $1.0 million to $1.8 million in 2018 from $742,000 in 2017, due to a $22.5 million increase in the average balance of federal funds sold coupled with a 91 basis point increase in the average yield on federal fund sold and other investments. Additionally, securities purchased under agreements to resell were purchased in 2017 and a full year of interest income in 2018 contributed $187,000 to the increase in interest income on total investments.
Total interest expense was $14.7 million in 2018 compared to $8.6 million in 2017, an increase of $6.1 million, or 70.3%. The increase was primarily due to increases in interest expense on deposits. Interest expense on deposits was $14.0 million in 2018 compared to $7.7 million in 2017, an increase of  $6.3 million, or 81.3%. This increase was primarily due to a $174.7 million increase in the average balance for time deposits, coupled with a 52 basis point increase in the average interest rate paid.
Net interest margin for the years ended December 31, 2018 and 2017 was 4.48% and 4.76%, respectively.
Provision for Loan Losses
The provision for loan losses for the year ended December 31, 2018 was $1.2 million compared to $3.1 million for the year ended December 31, 2017, a decrease of  $1.8 million. The decrease was partially due to a lower provision on the consumer loan portfolio, which consisted primarily of auto loan pools with declining performance. The provision expense allocated to consumer loans was $632,000 and $2.7 million for the years ended December 31, 2018 and 2017, respectively. Our ALL as a percentage of gross loans at December 31, 2017 and 2018 was 0.65% and 0.58%, respectively.
Noninterest Income
Noninterest income for the year ended December 31, 2018 was $37.6 million, an increase of $5.2 million or 16.1%, compared to $32.4 million for the year ended December 31, 2017.
The following table sets forth the various components of our noninterest income for the periods indicated:
	Year Ended December 31,
(Dollars in thousands)	2018	2017	Increase (decrease)
Noninterest Income:
Service charges on deposit accounts	$1,036	$1,274	$(238)	(18.7)%
Other service charges, commissions and fees	10,395	8,237	2,158	26.2
Gain on sale of residential mortgage loans	5,679	3,035	2,644	87.1
Mortgage servicing income, net	11,994	8,168	3,826	46.8
SBA servicing income, net	3,119	4,527	(1,408)	(31.1)
Gain on sale of SBA loans	4,616	6,347	(1,731)	(27.3)
Other income	770	817	(47)	(5.8)
Total	$37,609	$32,405	$5,204	16.1%
Service charges on deposit accounts decreased $238,000 to $1.0 million for the year ended December 31, 2018 compared to $1.3 million for the year ended December 31, 2017. This decrease is mainly attributable to the decline in overdraft and analysis fees from 2017 to 2018.
Other service charges, commissions and fees increased $2.2 million to $10.4 million for the year ended December 31, 2018 compared to $8.2 million for the year ended December 31, 2017. This increase is attributable to a significant increase in underwriting and processing fees earned from our origination of residential mortgage loans coupled with smaller increases on various service charge, commission and fee accounts.

Total gain on sale of loans was $10.3 million in the year ended December 31, 2018 compared to $9.4 million for the same period of 2017, an increase of  $913,000 or 9.7%.
Gain on sale of residential mortgage loans totaled $5.7 million in the year ended December 31, 2018 compared to $3.0 million for the same period of 2017. We sold $536.0 million in residential mortgage loans with an average premium of 1.06% in the year ended December 31, 2018 compared to the sale of $362.0 million in residential mortgage loans with an average premium of 0.84% in the same period of 2017. We originated $716.1 million of residential mortgage loans in 2018 compared to $581.2 million in 2017. This increase was driven by both consumer and investor demand for our residential mortgage product.
Gain on sale of SBA loans totaled $4.6 million in the year ended December 31, 2018 compared to $6.4 million for the same period of 2017. We sold $93.3 million in SBA loans with an average premium of 7.31% in the year ended December 31, 2018 compared to the sale of  $85.9 million in SBA loans with an average premium of 9.54% in the same period of 2017.
Mortgage loan servicing income, net of amortization, was $12.0 million for the year ended December 31, 2018 compared to $8.2 million for the year ended December 31, 2017. The increase in mortgage loan servicing income was due to the growth in mortgage loans serviced for outside investors. Our total residential mortgage loan servicing portfolio was $804.2 million at December 31, 2018 compared to $341.8 million at December 31, 2017. Mortgage loan servicing income includes mortgage loan servicing fees, capitalized mortgage loan servicing asset and amortization of mortgage loan servicing asset.
SBA servicing income, net decreased $1.4 million to $3.1 million for the year ended December 31, 2018 compared to $4.5 million for the year ended December 31, 2017. Our total SBA loan servicing portfolio was $431.2 million as of December 31, 2018 compared to $411.6 million as of December 31, 2017. While our servicing portfolio grew, we carry our SBA servicing rights at fair value and the inputs used to calculate fair value changed resulting in a $888,000 charge to our SBA servicing rights. The significant factors used in calculating the fair value of our servicing portfolio are discount rates which ranged from 8.8% to 14.6% at December 31, 2018 compared to 9.5% to 13.4% at December 31, 2017 and prepayment speeds which ranged from 6.8% to 12.9% at December 31, 2018 compared to 6.4% to 8.9% at December 31, 2017.
Other non-interest income decreased $47,000 to $770,000 for the year ended December 31, 2018 compared to $817,000 for year ended December 31, 2017. The largest component of other non-interest income is the income on bank owned life insurance.
Noninterest Expense
Noninterest expense for the year ended December 31, 2018 was $38.6 million compared to $31.2 million for the year ended December 31, 2017, an increase of  $7.4 million, or 23.7%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2018 and 2017:
	Year Ended December 31,
(Dollars in thousands)	2018	2017	Increase (decrease)
Noninterest Expense:
Salaries and employee benefits	$23,569	$17,956	$5,613	31.3%
Occupancy	4,086	2,968	1,118	37.7
Data processing	842	801	41	5.1
Advertising	613	634	(21)	(3.3)
Federal deposit insurance	395	403	(8)	(2.0)
Other operating	9,070	8,430	640	7.6
Total	$38,575	$31,192	$7,383	23.7%

Salaries and employee benefits expense for the year ended December 31, 2018 was $23.6 million compared to $18.0 million for the year ended December 31, 2017, an increase of  $5.6 million, or 31.3%. This increase was attributable to an increase in the overall number of employees necessary to support our continued growth, annual salary adjustments, increased bonuses and incentives and increased benefit costs. The average number of full-time equivalent employees was 181 in 2018 compared to 157 in 2017.
Occupancy expense for 2018 was $4.1 million compared to $3.0 million for 2017, an increase of $1.1 million, or 37.7%. This increase was primarily due to the opening of four new branches since May 2018 and the property taxes, depreciation and upkeep related to these branches.
Data processing expense for 2018 was $842,000 compared to $801,000 for 2017, an increase of  $41,000, or 5.1%. This increase was primarily due to continued growth in our loans and deposits.
Advertising expense for 2018 was $613,000 compared to $634,000 for 2017, a decrease of  $21,000, or 3.3%. The decrease was due to management’s ongoing efforts to reduce costs.
FDIC insurance and regulatory assessment expense for 2018 was $395,000 compared to $403,000 for 2017, a decrease of  $8,000 or 2.0%. While the size of our assets continued to grow, this decrease was primarily due to the reduction in our regulatory assessment rate.
Other expenses for 2018 were $9.0 million compared to $8.4 million in 2017, an increase of  $640,000, or 7.6%. The increase was primarily due to increased operating expenses and customer service expenses. Included in other expenses were directors’ fees of  $333,000 and $291,000 for the years ended December 31, 2018 and 2017, respectively.
Income Tax Expense
Income tax expense was $14.7 million in 2018 compared to $18.2 million in 2017. The decrease in income tax expense was related to the reduction in the Federal tax rate as discussed below, offset by the growth in pre-tax income. Effective tax rates were 26.2% and 36.3% in 2018 and 2017, respectively.
We had net deferred tax liabilities of  $1.9 million and $1.6 million at December 31, 2018 and December 31, 2017, respectively. On December 22, 2017, the Tax Act was enacted in the United States, resulting in significant changes from previous tax law. The Tax Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the Tax Act, resulted in a provisional reduction of our net deferred tax liabilities of $176,000 and a corresponding deferred income tax benefit in 2017.
Results of Operations — Comparison of Results of Operations for the Years Ended December 31, 2017 and 2016
The following discussion of our results of operations compares the year ended December 31, 2017 to the year ended December 31, 2016.
We reported net income for the year ended December 31, 2017 of  $31.9 million compared to net income of  $20.2 million for the year ended December 31, 2016. The increase was due to a $13.6 million increase in net interest income and a $12.2 million increase in noninterest income offset by a $3.1 million increase in provision for loan losses and a $5.0 million increase in noninterest expense.

Net Interest Income
The following table presents, for the periods indicated, information about our: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin.
	Year Ended December 31,
	2017			2016
(Dollars in thousands)	Average Balance	Interest and Fees	Yield/ Rate	Average Balance	Interest and Fees	Yield/ Rate
Earning Assets:
Federal funds sold and other investments(1)	$57,200	$742	1.30%	$37,581	$256	0.68%
Securities purchased under agreements to resell	10,603	185	1.74	—	—	—
Securities available for sale	22,534	477	2.12	29,315	546	1.86
Total investments	90,337	1,404	1.55	66,896	802	1.20
Construction and development	46,640	2,834	6.08	36,616	2,315	6.32
Commercial real estate	369,803	22,400	6.06	364,025	20,133	5.53
Commercial and industrial	34,208	2,105	6.15	40,226	2,612	6.49
Consumer	14,390	1,460	10.15	25,552	3,105	12.15
Residential real estate	534,287	30,309	5.67	252,975	14,575	5.76
Other	319	2	0.63	811	24	2.96
Gross loans(2)	999,647	59,110	5.91	720,205	42,764	5.94
Total earning assets	1,089,984	$60,514	5.55%	787,101	$43,566	5.54%
Noninterest-earning assets	62,576			47,170
Total assets	$1,152,560			$834,271
Interest-bearing liabilities:
NOW and savings deposits	$77,806	$335	0.43%	$59,436	$222	0.37%
Money market deposits	48,778	286	0.59	38,973	197	0.51
Time deposits	579,518	7,108	1.23	402,824	4,385	1.09
Total interest-bearing deposits	706,102	7,729	1.09	501,233	4,804	0.96
Borrowings	67,096	890	1.33	38,076	434	1.14
Total interest-bearing liabilities	$773,198	$8,619	1.11%	$539,309	$5,238	0.97%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	$244,040			$191,130
Other noninterest-bearing liabilities	18,216			8,418
Total noninterest-bearing liabilities	262,256			199,548
Shareholders’ equity	117,106			95,414
Total liabilities and shareholders’ equity	$1,152,560			$834,271
Net interest income		$51,895			$38,328
Net interest spread			4.44%			4.57%
Net interest margin			4.76%			4.87%

(1)
Includes income and average balances for, term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

(2)
Average loan balances include non-accrual loans and loans held for sale.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables set forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Change applicable to both volume and rate have been allocated to volume.
	Year Ended December 31,
	2017 over 2016
	Increase (Decrease) Change Due to
(Dollars in thousands)	Average Volume	Average Rate	Net Interest Variance
Earning Assets:
Federal funds sold and other investments(1)	$222	$264	$486
Securities purchased under agreements to resell	185	—	185
Securities available for sale	(138)	69	(69)
Total investments	269	333	602
Construction and development	639	(15)	624
Commercial real estate	429	1,408	1,837
Commercial and industrial	(375)	(54)	(429)
Consumer	(1,196)	(467)	(1,663)
Residential real estate	16,147	(154)	15,993
Other	(26)	10	(16)
Loans	15,618	728	16,346
Total earning assets	$15,887	$1,061	$16,948
Interest-bearing liabilities:
NOW and savings deposits	$88	$25	$113
Money market deposits	52	37	89
Time deposits	549	2,174	2,723
Total interest-bearing deposits	689	2,236	2,925
Borrowings	429	27	456
Total interest-bearing liabilities	1,118	2,263	3,381
Net interest income	$14,769	$(1,202)	$13,567

(1)
Includes income and average balances for, term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.

Net interest income for the year ended December 31, 2017 was $51.9 million compared to $38.3 million for the year ended December 31, 2016, an increase of  $13.6 million, or 35.4%. This increase was primarily due to an increase in the average balance and rate of interest-earning assets, offset by an increase in the average rate paid on interest-bearing liabilities. This increase in the average balance of interest-earning assets was attributable to an increase in the average balance of our residential mortgage loans which grew $281.3 million to $534.3 million at December 31, 2017.
Total interest, loan fee and dividend income was $60.5 million in 2017 compared to $43.6 million in 2016, an increase of  $16.9 million, or 38.9%. This increase was primarily due to the growth of our loan portfolio. Interest and fees on loans was $59.1 million in 2017 compared to $42.8 million in 2016, an increase of  $16.3 million, or 38.2%. This increase in interest income on loans was primarily due to a 38.8% increase in the average balance of loans outstanding, primarily attributable to an increase of  $281.3 million in average balance outstanding of residential real estate loans.
Interest income on total investments was $1.4 million in 2017 compared to $802,000 in 2016. The increase in interest income on total investments was primarily due to a 52.2% increase in the average balance of federal funds sold and other investments. Interest income on federal funds sold and other investments increased $486,000 to $742,000 in 2017 from $256,000 in 2016, due to a $19.6 million increase in the average balance coupled with a 62 basis point increase in the average yield on federal fund sold and other investments. Additionally, securities purchased under agreements to resell were purchased in 2017 and contributed $185,000 to the increase in interest income on total investments.
Total interest expense was $8.6 million in 2017 compared to $5.2 million in 2016, an increase of $3.4 million, or 64.5%. The increase was primarily due to increases in interest expense on deposits. Interest expense on deposits was $7.7 million in 2017 compared to $4.8 million in 2016, an increase of  $2.9 million, or 60.9%. This increase was primarily due to a $176.7 million increase in the average balance for time deposits, coupled with a 14 basis point increase in the average interest rate paid.
Net interest margin for the years ended December 31, 2017 and 2016 was 4.76% and 4.87%, respectively.
Provision for Loan Losses
The provision for loan losses for the year ended December 31, 2017 was $3.1 million compared to $0 for the year ended December 31, 2016, an increase of  $3.1 million. The increase was primarily due to a $2.7 million provision on the consumer loan portfolio, which consisted primarily of auto loan pools with declining performance. Additionally, a significant portion of the overall provision was related to the growth in the residential real estate loan portfolio balance. Our ALL as a percentage of gross loans at December 31, 2016 and 2017 was 0.68% and 0.65%, respectively.
Noninterest Income
Noninterest income for the year ended December 31, 2017 was $32.4 million, an increase of $12.2 million or 60.4%, compared to $20.2 million for the year ended December 31, 2016. The following table sets forth the various components of our noninterest income for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
(Dollars in thousands)	2017	2016	Increase (decrease)
Noninterest Income:
Service charges on deposit accounts	$1,274	$999	$275	27.5%
Other service charges, commissions and fees	8,237	5,144	3,093	60.1
Gain on sale of residential mortgage loans	3,035	—	3,035	—
Mortgage servicing income, net	8,168	—	8,168	—
SBA servicing income, net	4,527	4,960	(433)	(8.7)
Gain on sale of SBA loans	6,347	8,334	(1,987)	(23.8)
Other income	817	810	7	0.9
Total	$32,405	$20,247	$12,158	60.0%
Service charges on deposit accounts increased $275,000 to $1.3 million for the year ended December 31, 2017 compared to $999,000 for the year ended December 31, 2016. This decrease is attributable to the growth in the average balance of deposit accounts from 2016 to 2017.

Other service charges, commissions and fees increased $3.1 million to $8.2 million for the year ended December 31, 2017 compared to $5.1 million for the year ended December 31, 2016. This increase is attributable to a significant increase in underwriting and processing fees earned from our origination of residential mortgage loans coupled with smaller increases on various service charge, commission and fee accounts.
Total gain on sale of loans was $9.4 million in the year ended December 31, 2017 compared to $8.3 million for the same period of 2016, an increase of  $1.1 million or 12.6%. This increase was caused by the decision in the second quarter of 2017 to begin selling a portion of the residential mortgage loans we originated to outside investors and partially offset by a decrease in the gain on sales of SBA loans during the period.
During 2017, we made the strategic decision to begin selling a portion of the residential mortgage loans we originate to outside investors. As a result of this decision, we recognized a gain on sale of residential mortgage loans of  $3.0 million in the year ended December 31, 2017 compared to $0 for the same period of 2016. We sold $362.0 million in residential mortgage loans with an average premium of 0.84% in the year ended December 31, 2017. We did not sell any residential mortgage loans during the year ended December 31, 2016. We originated $581.2 million of residential mortgage loans in 2017 compared to $390.1 million in 2016. This significant increase was driven by both consumer and investor demand for our residential mortgage product.
Gain on sale of SBA loans totaled $6.3 million in the year ended December 31, 2017 compared to $8.3 million for the same period of 2016. We sold $85.9 million in SBA loans with an average premium of 9.54% in the year ended December 31, 2017 compared to the sale of  $110.6 million in SBA loans with an average premium of 9.04% in the same period of 2016, primarily due to lower sales of SBA loans in 2017 compared to 2016.
Mortgage loan servicing income, net of amortization was $8.2 million for the year ended December 31, 2017 compared to $0 for the year ended December 31, 2016. The increase in mortgage loan servicing income was due the decision to begin to sell residential mortgages in 2017 to outside investors, while retaining the right to service the loans. Our total residential mortgage loan servicing portfolio was $341.8 million at December 31, 2017 compared to $0 at December 31, 2016. Mortgage loan servicing income includes mortgage loan servicing fees, capitalized mortgage loan servicing asset and amortization of mortgage loan servicing asset.
SBA servicing income, net decreased $433,000 to $4.5 million for the year ended December 31, 2017 compared to $5.0 million for the year ended December 31, 2016. Our total SBA loan servicing portfolio was $411.6 million as of December 31, 2017 compared to $362.6 million as of December 31, 2016. While our servicing portfolio grew, the inputs used to calculate fair value also changed, which resulted in a $535,000 increase to our SBA servicing rights. The significant factors used in calculating the fair value of our servicing portfolio are discount rates which ranged from 9.5% to 13.4% at December 31, 2017 compared to 10.5% to 12.0% at December 31, 2016 and prepayment speeds which ranged from 6.4% to 8.9% at December 31, 2017 compared to 3.9% to 7.6% at December 31, 2016. The significant variance in the low end of our prepayments speeds primarily caused the $257,000 charge.
Other non-interest income increased $7,000 to $817,000 for the year ended December 31, 2017 compared to $810,000 for year ended December 31, 2016. The largest component of other non-interest income is the income on bank owned life insurance.

Noninterest Expense
Noninterest expense for the year ended December 31, 2017 was $31.2 million compared to $26.2 million for the year ended December 31, 2016, an increase of  $5.0 million, or 19.2%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2017 and 2016:
	Year Ended December 31,
(Dollars in thousands)	2017	2016	Increase (decrease)
Noninterest Expense:
Salaries and employee benefits	$17,956	$15,653	$2,303	14.7%
Occupancy	2,968	2,430	538	22.1
Data processing	801	620	181	29.2
Advertising	634	573	61	10.7
Federal deposit insurance	403	286	117	40.9
Other operating	8,430	6,597	1,833	27.8
Total	$31,192	$26,159	$5,033	19.2%
Salaries and employee benefits expense for the year ended December 31, 2017 was $18.0 million compared to $15.6 million for the year ended December 31, 2016, an increase of  $2.3 million, or 14.7%. This increase was attributable to an increase in the overall number of employees necessary to support our continued growth, annual salary adjustments, increased bonuses and incentives and increased benefit costs. The average number of full-time equivalent employees was 157 in 2017 compared to 125 in 2016.
Occupancy expense for 2017 was $3.0 million compared to $2.4 million for 2016, an increase of $538,000, or 22.1%. This increase was primarily due to the construction of our new headquarters during 2017 and the property taxes, depreciation and upkeep related to the new property.
Data processing expense for 2017 was $801,000 compared to $620,000 for 2016, an increase of $181,000, or 29.2%. This increase was primarily due to continued growth in operations.
Advertising expense for 2017 was $634,000 compared to $573,000 for 2016, an increase of  $61,000 or 10.7%. The increase was consistent with the continued growth of our loans and deposits.
FDIC insurance and regulatory assessment expense for 2017 was $403,000 compared to $286,000 for 2016, an increase of  $117,000 or 40.9%. This increase was primarily due to an increase in our FDIC insurance and DBF regulatory assessment as the size of our assets continued to grow.
Other expenses for 2017 were $8.4 million compared to $6.6 million in 2016, an increase of $1.8 million, or 27.8%. The increase was primarily due to increased operating expenses and customer service expenses. Included in other expenses were directors’ fees of  $291,000 and $258,000 for the years ended December 31, 2017 and 2016, respectively.
Income Tax Expense
Income tax expense was $18.2 million in 2017 compared to $12.2 million in 2016. The increase in income tax expense was related to growth in pre-tax income. Effective tax rates were 36.3% and 37.6% in 2017 and 2016, respectively.
We had net deferred tax liabilities of  $1.6 million and $1.7 million at December 31, 2017 and December 31, 2016, respectively. On December 22, 2017, the Tax Act was enacted in the United States, resulting in significant changes from previous tax law. The Tax Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the Tax Act, resulted in a provisional reduction of our net deferred tax liabilities of $176,000 and a corresponding deferred income tax benefit in 2017.

Overall Return
Over the past four years, we have consistently improved our profitability as a result of the success of our growth strategies to grow quality loans and strong net interest margin, as well as the improving economic conditions in our markets during the periods indicated in the table below. The following table sets forth our return on average assets, return on average equity, dividend payout ratio and average shareholders’ equity to average assets ratio for the periods indicated:
	Six months ended June 30,		Year ended December 31,
	2019	2018	2018	2017	2016
Return on average:
Total assets(1)	2.94%	3.30%	3.01%	2.77%	2.42%
Shareholders’ equity(1)	25.46%	31.51%	27.95%	27.24%	21.19%
Dividend payout ratio	22.57%	20.16%	22.48%	17.05%	18.65%
Average shareholders’ equity to average assets	11.54%	10.47%	10.76%	10.16%	11.44%

(1)
June 30, 2019 and 2018 ratios represent annualized data.

Financial Condition
The following discussion of our financial condition compares six months ended June 30, 2019 with the years ended December 31, 2018, 2017 and 2016.
Total Assets
Total assets increased $91.9 million, or 6.4%, to $1.52 billion at June 30, 2019 as compared to $1.43 billion at December 31, 2018. This compares to total assets of  $1.29 billion and $1.10 billion as of December 31, 2017 and 2016, respectively. The increasing trend in total assets was primarily attributable to increases in gross loans and loans held for sale, driven by strong demand for our loan products in our markets and the success of our growth initiatives to grow our loans.
Loans
Our loans represent the largest portion of our earning assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition.
Gross loans increased $45.2 million, or 3.9%, to $1.19 billion as of June 30, 2019 as compared to $1.15 billion as of December 31, 2018. Our loan growth during the six months ended June 30, 2019 was comprised of a decrease of  $5.6 million, or 13.1%, in construction and development loans, an increase of $23.7 million, or 6.0%, in commercial real estate loans, an increase of  $10.7 million, or 32.2%, in commercial and industrial loans, a decrease of  $0.9 million, or 31.0%, in consumer loans, an increase of $17.0 million, or 2.5%, in residential real estate loans and an increase of  $198,000, or 129.4%, in other loans. The increase in loans during the six months ended June 30, 2019 is attributable to continued demand for our loan products.
Loans increased $77.1 million, or 7.2%, to $1.15 billion as of December 31, 2018 as compared to $1.07 billion as of December 31, 2017. Our loan growth during the year ended December 31, 2018 was comprised of a decrease of  $2.4 million or 5.3% in construction and development loans, an increase of $27.3 million or 7.4% in commercial real estate loans, a decrease of  $571,000 or 1.7% in commercial and industrial loans, a decrease of  $6.1 million or 68.6% in consumer loans, an increase of  $59.1 million or 9.7% in residential real estate loans and a decrease of  $99,000 or 39.3% in other loans. The increase in loans as of December 31, 2018 is mainly attributable to market demand of our residential mortgage product.
Loans increased $264.3 million, or 32.9%, to $1.07 billion as of December 31, 2017 as compared to $804.3 million as of December 31, 2016. Our loan growth during the year ended December 31, 2017 was comprised of an increase of  $2.0 million or 4.6% in construction and development loans, a decrease of

$893,000 or 0.2% in commercial real estate loans, a decrease of  $6.3 million or 15.7% in commercial and industrial loans, a decrease of  $10.3 million or 53.5% in consumer loans, an increase of  $280.0 million or 84.4% in residential real estate loans and a decrease of  $109,000 or 30.2% in other loans. The increase in loans as of December 31, 2017 is attributable to market demand of our residential mortgage product.
The following table presents the balance and associated percentage of each major category in our loan portfolio at June 30, 2019 and December 31, 2018, 2017, 2016, 2015 and 2014.
(dollars in thousands)	As of June 30, 2019		As of December 31,
			2018		2017		2016		2015		2014
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Construction and Development	$37,132	3.1%	$42,718	3.7%	$45,132	4.2%	$43,164	5.4%	$38,563	6.7%	$37,750	7.7%
Commercial Real Estate	420,332	35.3%	396,598	34.6%	369,346	34.6%	370,239	46.0%	330,974	58.0%	317,939	65.0%
Commercial and Industrial	43,771	3.7%	33,100	2.9%	33,671	3.2%	39,938	5.0%	38,442	6.7%	31,960	6.5%
Consumer	1,936	0.2%	2,804	0.3%	8,934	0.8%	19,204	2.4%	29.566	5.2%	16,690	3.4%
Residential Real Estate	687,389	57.7%	670,341	58.5%	611,258	57.2%	331,412	41.2%	132,844	23.3%	83,928	17.2%
Other	351	0.0%	153	0.0%	252	0.0%	361	0.0%	366	0.1%	922	0.2%
Gross loans	$1,190,911	100%	$1,145,714	100%	$1,068,593	100%	$804,318	100%	$570,755	100%	$489,189	100%
Unearned income	(2,492)		(2,139)		(1,620)		(1,678)		(1,453)		(2,262)
Allowance for loan losses	(6,483)		(6,645)		(6,925)		(5,471)		(5,527)		(5,986)
Net loans	$1,181,936		$1,136,930		$1,060,048		$797,169		$563,775		$480,941

The following tables presents the maturity distribution of our loans as of June 30, 2019 and December 31, 2018. The table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates.
	As of June 30, 2019
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
(Dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
Construction and Development	$6,938	$27,407	$1,505	$502	$—	$780	$37,132
Commercial Real Estate	5,216	39,588	54,259	67,045	28,216	226,008	420,332
Commercial and Industrial	178	13,560	667	7,100	1,989	20,277	43,771
Consumer	1,932	—	4	—	—	—	1,936
Residential Real Estate	—	773	—	166	—	686,450	687,389
Other	—	351	—	—	—	—	351
Gross loans	$14,264	$81,679	$56,435	$74,813	$30,205	$933,515	$1,190,911

	As of December 31, 2018
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years
(Dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
Construction and Development	$1,360	$38,306	$352	$2,426	$—	$274	$42,718
Commercial Real Estate	35	47,524	46,380	59,841	27,568	215,250	396,598
Commercial and Industrial	74	6,991	513	3,540	2,085	19,897	33,100
Consumer	3	—	2,801	—	—	—	2,804
Residential Real Estate	—	1,524	—	—	—	668,817	670,341
Other	—	153	—	—	—	—	153
Gross loans	$1,472	$94,498	$50,046	$65,807	$29,653	$904,238	$1,145,714
Our loan portfolio is concentrated in commercial real estate (primarily the unguaranteed portion of SBA loans) and residential mortgage loans with the remaining balance in construction and development, commercial and industrial, and consumer loans. 96.1% of our gross loans was secured by real property as of June 30, 2019, compared to 96.9% as of December 31, 2018, 96.0% as of December 31, 2017, and 92.7% as of December 31, 2016.
We have established concentration limits in the loan portfolio for commercial real estate loans, commercial and industrial loans, and unsecured lending, among others. All loan types are within established limits. We use underwriting guidelines to assess the borrowers’ historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending agreements to allow us to react to a borrower’s deteriorating financial condition, should that occur. For more information, see “Business — Lending Activities.”
The principal categories of our loan portfolios are discussed below:
Construction and development loans.   Our construction and development loans are comprised of commercial construction and land acquisition and development construction. Interest reserves are generally established on real estate construction loans. These loans carry a fixed interest rate and have maturities of less than 18 months. Our loan-to-value policy limits are 65% for construction and development loans. Additionally, we impose limits on the total dollar amount of this category of our portfolio. Construction and development loans may not exceed 100% of our total bank capital at any point in time. The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. Advances on construction loans are made relative to the overall percentage of completion on the project in an effort to remain adequately secured. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower.
As of June 30, 2019, our construction and development loans comprised $37.1 million, or 3.1%, of loans, compared to $42.7 million, or 3.7%, of loans as of December 31, 2018. This compares to $45.1 million, or 4.2%, of loans and $43.2 million, or 5.4%, of loans as of December 31, 2017 and 2016, respectively. Our construction and development loan balances have remained consistent since December 31, 2016 due to the continued construction loan demand in our markets.
Commercial real estate loans.   Commercial real estate loans include owner-occupied and non-owner occupied commercial real estate. We require our commercial real estate loans to be secured by what we believe to be well-managed property with adequate margins and we generally obtain a personal guarantee from responsible parties. We originate both fixed-rate and adjustable-rate loans with terms up to 25 years. At June 30, 2019, approximately 80.0% of our commercial real estate loans were owner-occupied.

As of June 30, 2019 our loans secured by commercial real estate were $420.3 million, or 35.3%, of loans compared to $396.6 million, or 34.6%, as of December 31, 2018. This increase was due to consistent loan production and market demand for these types of loans. Commercial real estate loans were $369.3 million, or 34.6%, of our portfolio as of December 31, 2017 and $370.2 million, or 46.0%, of our portfolio as of December 31, 2016. Our non-owner occupied commercial real estate loans make up a small percentage of our overall commercial real estate loan portfolio. Non-owner occupied commercial real estate loans were 20.0%, 19.2%, 20.0%, and 22.4% as a percentage of commercial real estate loans for the period ending June 30, 2019 and years ending December 31, 2018, 2017, and 2016, respectively.
We originate both fixed and adjustable rate loans. Adjustable rate loans are based on LIBOR, prime rate or constant maturity treasury (“CMT”). At June 30, 2019 and December 31, 2018, approximately 20.9% and 18.7% of the commercial real estate portfolio consisted of fixed-rate loans, respectively. Our policy maximum loan-to-value, or LTV, is 85% for commercial real estate loans. However, our weighted average LTV is well below this policy maximum. Newly originated and renewed loans for the six months ending June 30, 2019 and year ending December 31, 2018 carried a weighted average LTV of 66.0% and 61.5%, respectively.
Commercial and industrial loans.   We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small and medium-sized businesses for working capital needs, business expansions and for trade financing. We extend commercial business loans on an unsecured and secured basis for working capital, accounts receivable and inventory financing, machinery and equipment purchases, and other business purposes. Generally, short-term loans have maturities ranging from six months to one year, and “term loans” have maturities ranging from five to ten years. Loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating interest rates, with monthly payments of both principal and interest.
As of June 30, 2019, our commercial and industrial loans comprised $43.8 million, or 3.7%, of loans, compared to $33.1 million, or 2.9% of loans as of December 31, 2018. Our portfolio increased significantly between December 31, 2018 and June 30, 2019 due to a number of loans which were in our pipeline closing during the period. This compares to $33.7 million, or 3.2%, of loans and $39.9 million, or 5.0%, of loans as of December 31, 2017 and 2016, respectively. Our commercial and industrial loans have increased since December 31, 2016 due steady production and demand.
A significant portion of both our commercial real estate and commercial and industrial loans are SBA loans. We are designated an SBA Preferred Lender under the SBA Preferred Lender Program. We offer mostly SBA 7(a) variable-rate loans. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized retail, hotel/motel, service and distribution businesses for working capital needs or business expansions. SBA loans have maturities up to 25 years. Typically, non-real estate secured loans mature in less than 10 years. Collateral may also include inventory, accounts receivable and equipment, and may include personal guarantees. Our unguaranteed SBA loans collateralized by real estate are monitored by collateral type and included in our CRE Concentration Guidance. As of June 30, 2019, our SBA portfolio totaled $169.9 million compared to $167.4 million as of December 31, 2018. This increase was primarily a result of more originations coupled with amortization of our SBA portfolio. We originated and sold $75.5 million and $59.4 million during the six months ended June 30, 2019 compared to originations and sales of  $54.1 million and $59.5 million for the six months ended June 30, 2018. We originated $121.0 million, $119.6 million and $166.3 million of SBA loans during the years ended December 31, 2018, 2017, and 2016, respectively. We sold $93.3 million, $85.9 million and $110.6 million of SBA loans during the years ended December 31, 2018, 2017, and 2016, respectively.
From our total SBA loan portfolio of  $169.9 million, $151.1 million is secured by real estate and $18.8 million is unsecured or secured by business assets, which we classify as commercial and industrial loans, at June 30, 2019.
Consumer loans.   These loans represent a small portion of our overall portfolio and primarily consist of purchased auto loan pools. These loans are underwritten by third parties, packaged then purchased by the Bank after a thorough evaluation of the pool. Consumer loans carry a greater amount of risk and collections are dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.
As of June 30, 2019, our consumer loans comprised $1.9 million, or 0.2%, of loans, compared to $2.8 million, or 0.3% of loans as of December 31, 2018. This compares to $8.9 million, or 0.8%, of loans and $19.2 million, or 2.4%, of loans as of December 31, 2017 and 2016, respectively. Our consumer loans have steadily decreased since December 31, 2016 due to our decision to discontinue the purchase of auto loan pools in 2016.
Residential real estate loans.   We originate mainly non-conforming single-family residential mortgage loans through our branch network, without the use of any third party originator. Our primary loan product is a five-year hybrid adjustable rate mortgage which reprices after five years to the one-year CMT plus certain spreads. We originate the residential mortgage loans to sell on the secondary market and also to hold for investment.
As of June 30, 2019, our residential real estate loans comprised $687.4 million, or 57.7%, of loans, compared to $670.3 million, or 58.5%, of loans as of December 31, 2018. This compares to $611.3 million, or 57.2%, of loans and $331.4 million, or 41.2%, of loans as of December 31, 2017 and 2016, respectively. The increase was due to the continued demand for our residential mortgage product. During the year ended December 31, 2018, we originated $716.1 million and sold $536.0 million in home mortgage loans. During the years ended December 31, 2017 and 2016, we originated $581.2 million and $390.2 million, respectively, in home mortgage loans.
SBA Loan Servicing
As of June 30, 2019, we serviced $443.8 million in SBA loans for others. As of December 31, 2018, 2017, 2016 and 2015, we serviced $431.2 million, $411.6 million, $362.6 million, and $256.9 million, respectively, of SBA loans for others. The size our SBA loan servicing portfolio continued to grow as we have consistently originated and sold portions of the SBA loans we originate while retaining loan servicing rights. Activity for SBA loan servicing rights was as follows:
(Dollars in thousands)	As of June 30, 2019	Year Ended December 31,
		2018	2017	2016	2015	2014
Beginning balance	$8,419	$9,329	$8,823	$7,083	$5,598	$5,225
Additions	579	350	527	1,758	1,531	436
Disposals	(355)	(1,260)	(21)	(29)	(50)	(63)
Other changes	—	—	—	11	4	—
End of year	$8,643	$8,419	$9,329	$8,823	$7,083	$5,598
For years prior to 2016, SBA loan servicing rights are included in other assets on our consolidated balance sheets and reported net of amortization.
Residential Mortgage Loan Servicing
During 2017, we made the strategic decision to begin selling and servicing residential mortgage loans. As of June 30, 2019, we serviced $1.0 billion in residential mortgage loans for others compared to $804.2 million as of December 31, 2018. We carried a servicing asset, net of amortization, of  $16.8 million and $14.9 million at June 30, 2019 and December 31, 2018, respectively. Amortization relating to the mortgage loan servicing asset was $1.7 million for the six months ending June 30, 2019 and $2.2 million for the year ending December 31, 2018. Prior to the year ended December 31, 2017, we did not carry a servicing asset related to residential mortgage loans. See Note 10 of our consolidated financial statements as of December 31, 2018, included elsewhere in this prospectus, for additional information on the activity for mortgage loans servicing rights in 2017 and 2018.

Allowance for loan losses
The allowance for loan losses is an estimate of probable incurred losses in the loan portfolio. Loans are charged-off against the allowance when management believes a loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance for loan losses. Management’s methodology for estimating the allowance balance consists of several key elements, which include specific allowances on individual impaired loans and the formula driven allowances on pools of loans with similar risk characteristics. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
The ALL is determined on a quarterly basis and reflects management’s estimate of probable incurred credit losses inherent in the loan portfolio. We also rely on internal and external loan review procedures to further assess individual loans and loan pools, and economic data for overall industry and geographic trends. The computation includes element of judgment and high levels of subjectivity.
A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on non-accrual status and performing restructured loans. Income from loans on non-accrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market value for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.
In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. Interest income on impaired loans is accrued as earned, unless the loan is placed on non-accrual status.
The allowance for loan losses was $6.5 million at June 30, 2019 compared to $6.6 million at December 31, 2018, a decrease of  $162,000, or 2.4%. The reserve necessary to cover losses on our auto loan pools decreased $194,000 as a result of reduced exposure to these loans, which declined from $2.6 million at December 31, 2018 to $1.5 million at June 30, 2019. This decrease in reserve, however, was slightly offset by increased specific allocations on residential real estate loans.
In determining the allowance and the related provision for loan losses, we consider three principal elements: (i) valuation allowances based upon probable losses identified during the review of impaired commercial and industrial, commercial real estate, construction and land development loans, (ii) allocations, by loan classes, on loan portfolios based on historical loan loss experience and qualitative factors and (iii) review of the credit discounts in relationship to the valuation allowance calculated for purchased loans. Provisions for loan losses are charged to operations to record changes to the total allowance to a level deemed appropriate by us.
It is the policy of management to maintain the allowance for loan losses at a level adequate for risks inherent in the loan portfolio. The FDIC and DBF also review the allowance for loan losses as an integral part of their examination process. Based on information currently available, management believes that our allowance for loan losses is adequate. However, the loan portfolio can be adversely affected if economic conditions and the real estate market in our market areas were to weaken. The effect of such events, although uncertain at this time, could result in an increase in the level of nonperforming loans and increased loan losses, which could adversely affect our future growth and profitability. No assurance of the ultimate level of credit losses can be given with any certainty.
Analysis of the Allowance for Loan Losses.   The following table provides an analysis of the allowance for loan losses, provision for loan losses and net charge-offs for the periods presented below:
	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
(Dollars in thousands)	2019	2018	2018	2017	2016	2015	2014
Balance, beginning of period	$6,645	$6,925	$6,925	$5,470	$5,527	$5,986	$7,503
Charge-offs:
Construction and development	—	—	—	—	—	—	—
Commercial real estate	—	14	88	131	42	462	1,521
Commercial and industrial	14	—	39	—	95	123	73
Consumer	331	1,374	1,939	1,513	—	—	—
Residential real estate	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total charge-offs	345	1,388	2,066	1,644	137	585	1,594
Recoveries:
Construction and development	—	—	—	—	—	—	—
Commercial real estate	11	9	22	41	63	126	25
Commercial and industrial	—	1	—	—	17	—	52
Consumer	172	348	527	—	—	—	—
Residential real estate	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Total recoveries	183	358	549	41	81	126	77
Net charge-offs	162	1,030	1,517	1,603	56	459	1,517
Provision for loan losses	—	871	1,237	3,058	—	—	—
Balance, end of period	$6,483	$6,766	$6,645	$6,925	$5,470	$5,527	$5,986
Total loans at end of period	$1,190,911	$1,094,229	$1,145,714	$1,068,593	$804,318	$570,755	$489,189
Average loans(1)	$1,190,422	$1,096,726	$1,110,451	$966,707	$679,733	$525,961	$453,721
Net charge-offs to average loans(2)	0.03%	0.19%	0.14%	0.17%	0.01%	0.09%	0.33%
Allowance for loan losses to total loans	0.54%	0.62%	0.58%	0.65%	0.68%	0.97%	1.22%

(1)
Excludes loans held for sale.

(2)
Represents annualized June 30, 2019 and 2018 data.

Net charge-offs were $0.2 million and $1.5 million for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. For the year ended December 31, 2018, $1.9 million in charge-offs were recorded to the auto loan pools which are a part of our consumer loan portfolio. In 2016, management elected to discontinue purchasing this product and is letting this portfolio paydown and provisioning for any calculated losses when necessary. As of June 30, 2019, the auto loan pools have a remaining balance of  $1.5 million.

The following table allocates the allowance for loan losses by loan category for the periods presented:
			As of December 31,
	As of June 30, 2019		2018		2017		2016		2015		2014
(Dollars in thousands)	Amount	Percentage(1)	Amount	Percentage(1)	Amount	Percentage(1)	Amount	Percentage(1)	Amount	Percentage(1)	Amount	Percentage(1)
Construction and development	$129	0.35%	$235	0.55%	$127	0.28%	$116	0.27%	$341	0.88%	$195	0.52%
Commercial real estate	2,384	0.57%	2,601	0.66%	2,135	0.58%	2,854	0.77%	3,611	1.09%	3,788	1.19%
Commercial and industrial	587	1.34%	380	1.15%	261	0.78%	257	0.64%	496	1.29%	278	0.87%
Consumer	196	10.12%	387	13.80%	1,167	13.06%	4	0.02%	43	0.15%	7	0.04%
Residential real estate	3,165	0.46%	3,042	0.45%	3,048	0.50%	1,656	0.50%	396	0.30%	752	0.90%
Other	1	0.28%	—	0.00%	3	1.19%	1	0.28%	2	0.55%	196	21.26%
Unallocated	21		—		184		583		638		770
Total	$6,483	0.54%	$6,645	0.58%	$6,925	0.65%	$5,471	0.68%	$5,527	0.97%	$5,986	1.22%

(1)
Represents the percentage of the allowance to total loans in the respective category. For example, as of June 30, 2019, the percentage of the allowance to commercial and industrial loans was $587,000 divided by the total commercial and industrial loans of  $43.8 million, which equals 1.34%.

Nonperforming Loans
Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or more or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.
Real estate we acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as OREO until sold, and is carried at the balance of the loan at the time of foreclosure or at estimated fair value less estimated costs to sell, whichever is less.
Nonperforming loans include loans 90 days or more past due and still accruing, loans accounted for on a non-accrual basis and accruing restructured loans. Nonperforming assets consist of nonperforming loans plus OREO.
Nonperforming loans were $16.8 million at June 30, 2019 compared to $9.0 million at December 31, 2018, $10.0 million at December 31, 2017, $3.6 million at December 31, 2016, $4.9 million at December 31, 2015 and $9.6 million at December 31, 2014. The increase from December 31, 2018 to June 30, 2019 was primarily attributable to a $1.4 million increase in nonaccrual construction and development loans and a $5.9 million increase in nonaccrual residential real estate loans. The decrease in the year ended December 31, 2018, was primarily due to a $2.5 million decrease in nonaccrual construction and development loans, offset by a $1.4 million increase in nonaccrual commercial real estate loans. The increase in the year ended December 31, 2017 was primarily due to an increase in commercial real estate, construction and development, and commercial and industrial delinquencies. We did not recognize any interest income on nonaccrual loans during the years ended December 31, 2018, 2017, 2016 and 2015. During the year ended December 31, 2014, we recognized interest income on non-accrual loans of  $21,000.
We recognized interest income on loans modified under troubled debt restructurings of  $156,000 in the year ended December 31, 2018, $145,000 in the year ended December 31, 2017, $141,000 in the year ended December 31, 2016, $295,000 in the year ended December 31, 2015 and $489,000 in the year ended December 31, 2014.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings. At June 30, 2019 included in nonaccrual loans were $1.4 million of construction and development loans, $3.9 million of commercial real estate loans, $0.7 million in commercial and industrial loans and $7.6 million in residential real estate loans. Nonaccrual loans at December 31, 2018 comprised of  $3.3 million in commercial real estate loans, $0.7 million in commercial and industrial loans, and $1.7 million in residential real estate loans. While nonaccrual residential real estate loans increased by $5.9 million over the past six months, the weighted average LTV of these loans was below 60% at June 30, 2019.
	As of June 30,		As of December 31,
(Dollars in thousands)	2019	2018	2018	2017	2016	2015	2014
Nonaccrual loans	$13,633	$5,103	$5,667	$7,083	$30	$1,831	$483
Past due loans 90 days or more and still accruing	—	—	—	—	92	—	—
Accruing troubled debt restructured loans	3,130	2,868	3,298	2,945	3,432	3,113	9,086
Total nonperforming loans	16,763	7,971	8,965	10,028	3,554	4,944	9,569
Other real estate owned	—	—	—	610	365	1,167	2,201
Total nonperforming assets	$16,763	$7,971	$8,965	$10,638	$3,919	$6,111	$11,770
Nonperforming loans to gross loans	1.41%	0.73%	0.78%	0.94%	0.44%	0.87%	1.96%
Nonperforming assets to total assets	1.10%	0.59%	0.63%	0.83%	0.36%	0.91%	2.02%
Allowance for loan losses to non-performing loans	38.67%	84.88%	74.12%	69.06%	153.94%	111.79%	62.56%
Deposits
Deposits represent the Bank’s primary source of funds, and we gather deposits primarily through our branch locations. We offer a variety of deposit products including demand deposits accounts, interest-bearing products, savings accounts and certificate of deposits. We put continued effort into gathering noninterest demand deposits accounts through marketing to our existing and new loan customers, customer referrals, and expansion into new markets.
Total deposits increased $52.0 million, or 4.2%, to $1.30 billion at June 30, 2019 compared to $1.24 billion at December 31, 2018. As of June 30, 2019, 23.9% of total deposits were comprised of noninterest-bearing demand accounts and 76.1% of interest-bearing deposit accounts compared to 24.0% and 76.0% as of December 31, 2018, respectively. Total deposits increased $224.2 million at December 31, 2018 from $1.02 billion as of December 31, 2017. Our noninterest-bearing demand accounts were 25.5% of total deposits and our interest bearing deposits accounted for the remaining 74.5% of our deposits as of December 31, 2017. Total deposits as of December 31, 2016 were $870.9 million with 24.7% of total deposits consisting of noninterest-bearing demand accounts and the remaining 75.3% consisting of interest-bearing deposit accounts. These increases are a continued result of our growing branch network.
At June 30, 2019, we had total brokered deposits of  $28.5 million, or 2.2% of total deposits, compared to $53.5 million, or 4.3% of total deposits, at December 31, 2018 and $73.5 million, or 7.2% of total deposits, at December 31, 2017. We use brokered deposits, subject to certain limitations and requirements, as a source of funding to support our asset growth and augment the deposits generated from our branch network, which are our principal source of funding. Our level of brokered deposits varies from time to time depending on competitive interest rate conditions and other factors and tends to increase as a percentage of total deposits when the brokered deposits are less costly than issuing internet certificates of deposit or borrowing from the Federal Home Loan Bank.

The following table summarizes our average deposit balances and weighted average rates as of June 30, 2019 and for the years ended December 31, 2018, 2017 and 2016:
(Dollars in thousands)	As of June 30, 2019		As of December 31,
			2018		2017		2016
	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Noninterest-bearing demand	$299,373	—%	$284,702	—%	$244,040	—%	$191,130	—%
Interest-bearing demand deposits	33,185	0.20	40,133	0.19	48,271	0.31	40,869	0.32
Savings deposits	123,093	1.96	80,298	0.93	78,313	0.64	57,535	0.50
Brokered time deposits	49,925	2.35	90,602	1.68	75,957	1.17	32,091	1.01
Time deposits ($250,000 or less)	641,988	2.20	500,458	1.69	354,165	1.24	246,984	1.12
Time deposits (more than $250,000)	128,999	1.85	163,196	2.01	149,396	1.20	123,754	1.06
Total interest-bearing	977,190	2.17	874,687	1.60	706,102	1.10	501,233	0.96
Total deposits	$1,276,563	1.66%	$1,159,389	1.21%	$950,142	0.81%	$692,363	0.69%

The following tables set forth the maturity of time deposits as of June 30, 2019 and December 31, 2018:
	As of June 30, 2019 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time deposits ($250,000 or less)	$166,189	$124,090	$277,832	$12,303	$580,414
Time deposits (more than $250,000)	84,200	39,397	84,367	1,293	209,257
Total time deposits	$250,389	$163,487	$362,199	$13,596	$789,671

	As of December 31, 2018 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time deposits ($250,000 or less)	$132,084	$254,544	$153,978	$13,673	$554,279
Time deposits (more than $250,000)	53,862	124,816	87,740	3,092	269,510
Total time deposits	$185,946	$379,360	$241,718	$16,765	$823,789
Borrowed Funds
Other than deposits, we also utilized FHLB advances as a supplementary funding source to finance our operations. The advances from the FHLB are collateralized by residential and commercial real estate loans. At June 30, 2019 and December 31, 2018, 2017 and 2016, we had maximum borrowing capacity from the FHLB of  $446.5 million, $433.0 million, $373.7 million and $240.1 million, respectively. We had no advances from the FHLB outstanding as of June 30, 2019 and December 31, 2018. We had $120.0 million at December 31, 2017 and $108.7 million at December 31, 2016 of FHLB advances.
In addition to our advances with the FHLB, we maintain federal funds agreements with our correspondent banks. Our available borrowings under these agreements were $47.5 million at June 30, 2019, and December 31, 2018, 2017 and 2016. We did not have any advances outstanding under these agreements at any of the periods presented.

Investment portfolio
The securities portfolio is the second largest component of our interest earning assets. The portfolio serves the following purposes: (i) to optimize the Bank’s income consistent with the investment portfolio’s liquidity and risk objectives; (ii) to balance market and credit risks of other assets and the Bank’s liability structure; (iii) to profitably deploy funds which are not needed to fulfill loan demand, deposit redemptions or other liquidity purposes; (iv) provide collateral which the Bank is required to pledge against public funds. Since we use the securities portfolio to fulfill loan demand, as loan demand has steadily increased since 2015, we have decreased our securities portfolio in order to help fund loan demand.
We classify our securities as either available-for-sale or held-to-maturity at the time of purchase. Accounting guidance requires available-for-sale securities to be marked to fair value with an offset to accumulated other comprehensive income (loss), a component of shareholders’ equity. Monthly adjustments are made to reflect changes in the fair value of our available-for-sale securities.
All of the securities in our investment portfolio were classified as available-for-sale as of June 30, 2019. All available-for-sale securities are carried at fair value. Securities available-for-sale consist primarily of U.S. government-sponsored agency securities, home mortgage-backed securities and state and municipal bonds. No issuer of the available-for-sale securities, other than the Small Business Administration, comprised more than ten percent of our shareholders’ equity as of June 30, 2019 and December 31, 2018, 2017, or 2016.
The following table summarizes the fair value of the available-for-sale securities portfolio as of the dates presented.
	June 30, 2019			December 31, 2018			December 31, 2017			December 31, 2016
(Dollars in thousands)	Amortized Cost	Fair Value	Unrealized Gain (loss)	Amortized Cost	Fair Value	Unrealized Gain (loss)	Amortized Cost	Fair Value	Unrealized Gain (loss)	Amortized Cost	Fair Value	Unrealized Gain (loss)
Available for sale:
U.S. Government agencies	$14,281	$14,281	$—	$15,183	$15,183	$—	$16,661	$16,661	$—	$23,916	$23,916	$—
Mortgage-backed GSE residential	2,350	2,297	(53)	2,607	2,492	(115)	3,245	3,155	(90)	4,082	3,989	(93)
States and political subdivisions	1,246	1,268	22	1,248	1,213	(35)	1,249	1,235	(14)	—	—	—
Total available for sale	$17,877	$17,846	$(31)	$19,038	$18,888	$(150)	$21,155	$21,051	$(104)	$27,998	$27,905	$(93)

Certain securities have fair values less than amortized cost and, therefore, contain unrealized losses. At December 31, 2018, we evaluated the securities which had an unrealized loss for other than temporary impairment (OTTI) and determined all declines in value to be temporary. We anticipate full recovery of amortized cost with respect to these securities by maturity, or sooner in the event of a more favorable market interest rate environment. We do not intend to sell these securities and it is not more likely than not that we will be required to sell them before recovery of the amortized cost basis, which may be at maturity.

The following table sets forth certain information regarding contractual maturities and the weighted average yields of our investment securities as of the dates presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. We had no securities with contractual maturities due in one year or less as of June 30, 2019.
(Dollars in thousands)	As of June 30, 2019
	Due in One Year or less		Due after One Year Through Five Years		Due after Five Years Through Ten Years		Due after Ten Years
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available for sale:
U.S. Government agencies	$608	2.57%	$2,593	2.57%	$3,639	2.57%	$7,441	2.60%
Mortgage-backed GSE residential	504	1.47%	1,364	1.54%	481	1.66%	1	4.31%
States and political subdivisions	—	0.00%	265	1.80%	981	2.20%	—	0.00%
Total available for sale	$1,112	2.07%	$4,222	2.19%	$5,101	2.42%	$7,442	2.60%

(Dollars in thousands)	As of December 31, 2018
	Due in One Year or less		Due after One Year Through Five Years		Due after Five Years Through Ten Years		Due after Ten Years
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Available for sale:
U.S. Government agencies	$616	2.59%	$2,627	2.59%	$3,691	2.60%	$8,249	2.64%
Mortgage-backed GSE residential	536	1.63%	1,447	1.63%	623	1.65%	1	4.29%
States and political subdivisions	—	0.00%	266	1.80%	982	2.20%	—	0.00%
Total available for sale	$1,152	2.14%	$4,340	2.23%	$5,296	2.41%	$8,250	2.64%
We have not used interest rate swaps or other derivative instruments to hedge fixed rate loans or securities to otherwise mitigate interest rate risk.
Liquidity
Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.
Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances, and the Federal Reserve discount window.
Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.
As part of our liquidity management strategy, we open federal funds lines with our correspondent banks. As of June 30, 2019, December 31, 2018, 2017 and 2016, we had $47.5 million of unsecured federal funds lines with no amounts advanced. In addition, we have access to the Federal Reserve’s discount window in the amount of  $10.0 million for all periods presented. No borrowings were outstanding as of June 30, 2019, December 31, 2018, 2017 and 2016. The Federal Reserve discount window line is collateralized by a pool of commercial real estate loans and commercial and industrial loans totaling $24.5 million as of June 30, 2019.
At June 30, 2019 and December 31, 2018, we had no outstanding advances from the FHLB. At December 31, 2017, we had an aggregate of  $120.0 million of outstanding advances from FHLB of which $20.0 million was a one year advance maturing on January 29, 2018 at a fixed interest rate of 1.29% and $100.0 million was a one year advance maturing on March 26, 2018 at a fixed interest rate of 1.53%. At December 31, 2016 we had an aggregate of  $108.7 million of outstanding advances from the FHLB of which are the following: $5.0 million at a convertible interest rate of 3.63%, $3.7 million at a convertible interest rate of 3.80%, $20.0 million at a fixed rate of 0.47%, $20.0 million at a fixed rate of 0.56%, $25.0 million at a fixed rate of 0.64%, $15.0 million at a fixed rate of 0.61%, and $20.0 million at a fixed rate of 0.61%. All of these advances matured during 2017. Based on the values of loans pledged as collateral, we had $433.0 million of additional borrowing availability with the FHLB as of December 31, 2018. We also maintain relationships in the capital markets with brokers to issue certificates of deposit and money market accounts.
Capital Requirements
The Bank is required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.
The Bank is subject to the following risk-based capital ratios: a common equity Tier 1 (“CET1”) risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain “high volatility” commercial real estate, past due assets, structured securities and equity holdings.
The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks is 4%.
In addition, the capital rules require a capital conservation buffer of up to 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. This capital conservation buffer is being phased in, and was 1.875% as of January 1, 2018 and is 2.5% effective January 1, 2019.
Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. For example, only a well-capitalized depository institution may accept brokered deposits without prior regulatory approval. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), among other things, requires the federal bank regulatory agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution’s holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5 percent of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. All of the federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels for federally insured depository institutions. The Bank was well capitalized at December 31, 2018, and brokered deposits are not restricted.
To be well-capitalized, the Bank must maintain at least the following capital ratios:
•
6.5% CET1 to risk-weighted assets;

•
8.0% Tier 1 capital to risk-weighted assets;

•
10.0% Total capital to risk-weighted assets; and

•
5.0% leverage ratio.

The Bank’s regulatory capital ratios were above the applicable well-capitalized standards and met the then-applicable capital conservation buffer. Based on current estimates, we believe that the Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2019.
The Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Economic Growth Act”) signed into law in May 2018 scaled back certain requirements of the Dodd-Frank Act and provided other regulatory relief. Among the provisions of the Economic Growth Act was a requirement that the Federal Reserve raise the asset threshold for those bank holding companies subject to the Federal Reserve’s Small Bank Holding Company Policy Statement (“Policy Statement”) to $3 billion. As a result, as of the effective date of that change in 2018, the Company was no longer required to comply with the risk-based capital rules applicable to the Bank as described above. The Federal Reserve may however, require smaller bank holding companies subject to the Policy Statement to maintain certain minimum capital levels, depending upon general economic conditions and a bank holding company’s particular condition, risk profile and growth plans.
On September  17, 2019, the federal banking agencies jointly finalized a rule to simplify the regulatory capital requirements for qualifying community banking organizations that opt into the Community Bank Leverage Ratio (“CBLR”) framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act (the “Regulatory Relief Act”). Under the final rule, if a qualifying community banking organization opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital. In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities.
On December 21, 2018, federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of the “current expected credit losses” (“CECL”) accounting standard under GAAP; (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations. In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update No. 2016-13, which introduced CECL as the methodology to replace the current “incurred loss” methodology for financial assets measured at amortized cost, and changed the approaches for recognizing and recording credit losses on available-for-sale debt securities and purchased credit impaired financial assets. Under the incurred loss methodology, credit losses are recognized only when the losses are probable or have been incurred; under CECL, companies are required to recognize the full amount of expected credit losses for the lifetime of the financial assets, based on historical experience, current conditions and reasonable and supportable forecasts. This change will result in earlier recognition of credit losses that the Company deems expected but not yet probable. For SEC reporting companies with emerging growth company designation and December 31 fiscal-year ends, such as the Company, CECL will become effective beginning with the first quarter of 2022.
The table below also summarizes the capital requirements applicable to the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as the Bank’s capital ratios as of June 30, 2019 and December 31, 2018, 2017 and 2016. The Bank exceeded all regulatory capital requirements and was considered to be “well-capitalized” as of the dates reflected in the table below. As of December 31, 2018, the FDIC categorized the Bank as well-capitalized under the prompt corrective action framework. There have been no conditions or events since December 31, 2018 that management believes would change this classification.
	Ratio at June 30, 2019	Ratio at December 31,			Regulatory Capital Ratio Requirements	Regulatory Capital Ratio Requirements including fully phased-in Capital Conservation Buffer	Minimum Requirement for “Well Capitalized” Depository Institution
		2018	2017	2016
Total capital (to risk-weighted assets)
Consolidated	18.66%	18.16%	17.08%	14.89%	N/A	N/A	N/A
Bank	18.47%	17.80%	16.65%	14.48%	8.00%	10.50%	10.00%
Tier 1 capital (to risk-weighted assets)
Consolidated	17.99%	17.44%	16.24%	14.16%	N/A	N/A	N/A
Bank	17.81%	17.08%	15.81%	13.75%	6.00%	8.50%	8.00%
CETI capital (to risk-weighted assets)
Consolidated	17.99%	17.44%	16.24%	14.16%	N/A	N/A	N/A
Bank	17.81%	17.08%	15.81%	13.75%	4.50%	7.00%	6.50%
Tier 1 capital (to average assets)
Consolidated	11.67%	11.14%	10.76%	10.19%	N/A	N/A	N/A
Bank	11.54%	10.91%	10.47%	10.16%	4.00%	4.00%	5.00%
Contractual Obligations
The following tables contain supplemental information regarding our total contractual obligations at June 30, 2019 and December 31, 2018:

	Payments Due at June 30, 2019
(Dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$506,516	$—	$—	$—	$506,516
Time deposits	776,075	12,079	1,517	—	789,671
Operating lease liabilities	2,001	3,830	3,752	5,405	14,988
Total contractual obligations	$1,284,592	$15,909	$5,269	$5,405	$1,311,175

	Payments Due at December 31, 2018
(Dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$420,443	$—	$—	$—	$420,443
Time deposits	807,025	13,593	3,171	—	823,789
Operating lease commitments	1,642	3,152	2,297	3,162	10,253
Total contractual obligations	$1,229,110	$16,745	$5,468	$3,162	$1,254,485
We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.
Off-Balance Sheet Arrangements
We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheet. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if we deem collateral is necessary upon extension of credit, is based on management’s credit evaluation of the counterparty.
Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. They are intended to be disbursed, subject to certain condition, upon request of the borrower.
The following table summarizes commitments as of the dates presented.
	June 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016
Commitments to extend credit	$63,693	$65,283	$36,250	$48,942
Standby letters of credit	4,509	4,250	4,249	5,017
Total	$68,202	$69,533	$40,499	$53,959
Quantitative and Qualitative Disclosures about Market Risk
Market Risk
Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified interest rate risk as our primary source of market risk.

Interest Rate Risk
Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).
Our board of directors establishes broad policy limits with respect to interest rate risk. As part of this policy the asset liability committee, or ALCO, establishes specific operating guidelines within the parameters of the board of directors’ policies. In general, the ALCO focuses on ensuring a stable and steadily increasing flow of net interest income through managing the size and mix of the balance sheet. The management of interest rate risk is an active process which encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.
An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.
Interest rate risk measurement is calculated and reported to the ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.
Evaluation of Interest Rate Risk
We use income simulations, an analysis of core funding utilization, and economic value of equity (EVE) simulations as our primary tools in measuring and managing IRR. These tools are utilized to quantify the potential earnings impact of changing interest rates over a two year simulation horizon (income simulations) as well as identify expected earnings trends given longer term rate cycles (long term simulations, core funding utilizations, and EVE simulation). A standard gap report and funding matrix will also be utilized to provide supporting detailed information on the expected timing of cashflow and repricing opportunities.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Bank’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Bank’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Bank to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
We use a net interest income simulation model to measure and evaluate potential changes in our net interest income. We run three standard and plausible comparing current or flat rates with a +/- 200 basis point ramp in rates over 12 months. These rate scenarios are considered appropriate as they are neither too modest (e.g. +/- 100 basis points) or too extreme (e.g. +/- 400 basis points) given the economic and rate cycles which have unfolded in the last 25 years. This analysis also provides the foundation for historical tracking of interest rate risk.
Potential changes to our net interest income in hypothetical rising and declining rate scenarios calculated as of June 30, 2019, December 31, 2018 and 2017, and October 31, 2016 are presented in the following table. Prior to December 31, 2017, we did not model interest rate risk on a calendar year end. For these periods, we have presented the results of the model immediately preceding year end in the table below:
	Net Interest Income Sensitivity
	12 Month Projection		24 Month Projection
(Shock in basis points)	+200	-100	+200	-100
June 30, 2019	5.00%	-1.80%	6.00%	-1.80%
December 31, 2018	4.53%	-3.12%	2.07%	-5.68%
December 31, 2017	4.27%	-2.58%	2.10%	-7.62%
October 31, 2016	5.11%	-0.99%	8.00%	-1.99%
We also model the impact of rate changes on our Economic Value of Equity, or EVE. We base the modeling of EVE based on interest rate shocks as shocks are considered more appropriate for EVE, which accelerates future interest rate risk into current capital via a present value calculation of all future cashflows from the bank’s existing inventory of assets and liabilities. Our simulation model incorporates interest rate shocks of  +/- 100, 200, and 300 basis points. The results of the model are presented in the table below:
	Economic Value of Equity Sensitivity
(Shock in basis points)	+300	+200	+100	-100
June 30, 2019	3.70%	4.80%	3.60%	-4.30%
December 31, 2018	-2.70%	-0.10%	1.20%	-3.00%
December 31, 2017	3.00%	4.50%	3.70%	-5.10%
October 31, 2016	11.20%	8.90%	4.60%	-6.80%
Our simulation model incorporates various assumptions, which we believe are reasonable but which may have a significant impact on results such as: (i) the timing of changes in interest rates; (ii) shifts or rotations in the yield curve; (iii) re-pricing characteristics for market-rate-sensitive instruments; (iv) varying loan prepayment speeds for different interest rate scenarios; and (v) the overall growth and mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather as a means to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.
Critical Accounting Policies and Estimates
Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statement. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.
The following is a discussion of the critical accounting policies and significant estimates that require us to make complex and subjective judgments. Additional information about these policies can be found in Note 1 of our consolidated financial statements as of December 31, 2018, included elsewhere in this prospectus.

Allowance for Loan Losses
The ALL is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The ALL is maintained at a level that management believes is appropriate to provide for known and inherent incurred loan losses as of the date of the consolidated balance sheet and we have established methodologies for the determination of its adequacy. The methodologies are set forth in a formal policy and take into consideration the need for an overall general valuation allowance as well as specific allowances that are determined on an individual loan basis.
This evaluation is inherently subjective as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on impaired loans.
Servicing Assets
Servicing assets are recognized separately when loans are sold and the rights to service loans are retained. When loans are sold, servicing assets are recorded at fair value in accordance with ASC Topic 860, Transfers and Servicing (“ASC 860”). Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The fair value of servicing rights is highly sensitive to changes in underlying assumptions. Changes in the prepayment speed and discount rate assumptions have the most significant impact on the fair value of servicing assets.
Servicing fee income, which is reported on the income statement as mortgage servicing income and SBA servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of servicing assets is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.
Stock-Based Compensation
We periodically grant stock options to purchase our common stock and issue restricted stock to our employees and directors. The benefits provided under all of these plans are subject to ASC Topic 718, Compensation — Stock Compensation (“ASC 718). Our results of operations for the calendar years ended December 31, 2018, 2017 and 2016 were impacted by the recognition of non-cash expense related to the fair value of our share based compensation awards.
The determination of fair value of stock-based payment awards on the date of grant using the Black Scholes model is affected by our stock price, as well as the input of other subjective assumptions. These assumptions include, but are not limited to, the expected term of stock options and our stock price volatility. Our stock options have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.
Current accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If actual forfeitures vary from our estimates, we will recognize the difference in compensation expense in the period the actual forfeitures occur.
Fair Value of Financial Instruments
ASC Topic 820, Fair Value Measurement (“ASC 820”), defines fair value as the price that would be received to sell a financial asset, or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable date. See Note 14 of our consolidated financial statements as of December 31, 2018, included elsewhere in this prospectus, for a complete discussion of fair value of financial assets and liabilities and their related measurement practices.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance may be established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. See Note 7 of our consolidated financial statements as of December 31, 2018, included elsewhere in this prospectus, for additional information.
The JOBS Act contains provisions that, among other things, reduce certain reporting and other regulatory requirements for qualifying public companies. As an “emerging growth company” we have elected under the JOBS Act to retain the ability to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, at June 30, 2019, December 31, 2018 and December 31, 2017, we have adopted all new accounting standards that could affect the comparability of our financial statements to those of other public entities. In the event we choose in the future to delay adoption of future accounting pronouncements applicable to public companies, our consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to us that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if we are then in the extended transition period, our consolidated financial standards would not be prepared in conformity with such new or revised accounting standards. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.
Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act, (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), (iii) provide more extensive disclosures regarding our executive compensation arrangements, including a “compensation discussion and analysis” section and all of the disclosures required under the Dodd-Frank Act, (iv) hold nonbinding advisory votes on executive compensation or golden parachute arrangements. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.
MetroCity Bankshares, Inc.
We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis above relates to activities primarily conducted at the Bank level.

BUSINESS
Our Company
We are MetroCity Bankshares, Inc., a bank holding company headquartered in the Atlanta metropolitan area. We operate through our wholly-owned banking subsidiary, Metro City Bank, a Georgia state-chartered commercial bank that was founded in 2006. We currently operate 19 full-service branch locations in multi-ethnic communities in Alabama, Florida, Georgia, New York, New Jersey, Texas and Virginia. As of June 30, 2019, we had total assets of  $1.52 billion, total loans (including loans held for sale) of  $1.25 billion, total deposits of  $1.30 billion and total shareholders’ equity of  $184.3 million.
We are a full-service commercial bank focused on delivering personalized service in an efficient and reliable manner to the small- to medium-sized businesses and individuals in our markets, predominantly Asian-American communities in growing metropolitan markets in the Eastern U.S. and Texas. We offer a suite of loan and deposit products tailored to meet the needs of the businesses and individuals already established in our communities, as well as first generation immigrants who desire to establish and grow their own businesses, purchase a home, or educate their children in the United States. Through our diverse and experienced management team and talented employees, we are able to speak the language of our customers and provide them with services and products in a culturally competent manner.
We have successfully grown our franchise since our founding primarily through de novo branch openings in vibrant, diverse markets where we feel our banking products and services will be well-received. We have a proven track record of opening these new branches in a disciplined, cost efficient manner, without compromising the quality of our customer service or our profitability. Our consistent expansion efforts have given us the know-how and expertise to lower the cost of opening and operating de novo branches, allowing each of these branches to quickly become profitable.
We have experienced tremendous asset growth in recent years, with total assets growing from $582.6 million at December 31, 2014 to $1.43 billion at December 31, 2018. Over the same period, we grew net income from $12.5 million for the year ended December 31, 2014 to $41.3 million for the year ended December 31, 2018. This has made us one of the most profitable community banks in the nation as evidenced by the investment highlights discussed below.
We believe that our culturally familiar approach to banking, our tailored lending products, our branch network located in attractive Asian-American communities, and our highly replicable growth model have laid the foundation for sustainable, profitable growth.
Key Investment Highlights
We have a strong track record of consistent organic growth and profitability that has driven substantial value to our shareholders without sacrificing asset quality. We have been profitable every quarter since 2007 and have consistently paid a portion of earnings to our shareholders through a quarterly dividend since 2012.
The relative financial performance analyses described in this prospectus measure our results against the peer groups described below.
•
Nationwide Peer Group.   This peer group includes 125 banks traded on either the NYSE or the Nasdaq Global Select Market with total assets between $1 billion and $3 billion, excluding merger targets, as of June 30, 2019.

•
Ethnic Peer Group.   This peer group includes eight banks traded on either the NYSE or the Nasdaq Global Select Market and headquartered in the United States with a primary focus on serving distinct ethnic communities. We developed this group based on our knowledge of the market generally and of the publicly-traded banking institutions that we compete against within our target geographies and with our primary loan products. Specifically, this peer group consists of East West Bancorp, Inc. (EWBC), Cathay General Bancorp (CATY), Hope Bancorp, Inc. (HOPE), Hanmi Financial Corporation (HAFC), Preferred Bank (PFBC), RBB Bancorp (RBB), OP Bancorp (OPBK) and PCB Bancorp (PCB).

Balance Sheet Growth.   We have experienced double-digit percentage asset growth in each of the last three years, driven by our investments in personnel and branch infrastructure. Since 2015, we have opened eleven full-service branches in carefully selected locations and added 112 full-time equivalent employees, all while paying a healthy dividend to our shareholders and accreting capital to match our growing asset base. These investments yielded growth in assets, loans, deposits and shareholders’ equity well in excess of our peer groups, as shown below.
	Three-Year CAGR from December 31, 2015 to December 31, 2018
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Total Assets	28.9%	16.5%	10.4%	20.5%	17.6%
Total Loans	28.4%	17.7%	13.6%	20.8%	17.1%
Total Deposits	30.7%	18.1%	11.0%	21.3%	16.1%
Total Shareholders’ Equity	23.5%	24.3%	11.5%	27.2%	18.9%

Note: Peer financial data per S&P Global.
Earnings Growth and Profitability.   The growth in our balance sheet has driven outsized revenue growth. Additionally, while our noninterest expense has grown to support our expansion, we have experienced positive operating leverage through our aggressive, cost-efficient branch expansion, as evidenced by our profitability metrics. Our profitability has enabled us to pay quarterly dividends to our shareholders in amounts up to 25% of our net income over the past seven years. Our earnings growth and profitability metrics are shown below compared to our peer groups.
	Three-Year CAGR from December 31, 2015 to December 31, 2018
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Net Interest Income	25.0%	17.7%	12.5%	22.2%	21.2%
Noninterest Income	37.2%	15.7%	5.4%	14.4%	6.4%
Noninterest Expense	28.1%	14.1%	8.4%	16.3%	13.4%
Net Income	35.6%	30.8%	20.9%	33.7%	26.5%

Note: Peer financial data per S&P Global.
	For the Year-to-Date Period Ending on the Most Recent Financial Quarter Available,
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Return on Average Assets	2.94%	1.35%	1.14%	1.61%	1.53%
Return on Average Equity	25.46%	12.23%	9.76%	13.13%	12.47%
Net Interest Margin	4.30%	4.04%	3.65%	4.08%	3.72%
Efficiency Ratio	40.3%	57.5%	62.2%	45.3%	50.8%
Net Interest Income to Average Assets	4.04%	3.77%	3.41%	3.98%	3.52%
Noninterest Income to Average Assets	2.62%	1.00%	0.67%	0.64%	0.43%
Noninterest Expense to Average Assets	2.69%	2.25%	2.67%	1.74%	1.98%
Noninterest Income/Revenue	39.3%	22.8%	16.3%	14.2%	11.1%

Note: Peer financial data per S&P Global.

Credit Quality.   We achieved the aforementioned growth and profitability without sacrificing our credit quality. In order to maintain the integrity of our balance sheet, we adhere to disciplined and well-defined underwriting practices. For example, we have no delegated individual lending authority; rather, we have defined size limits that must be approved by either our management loan committee, directors’ loan committee or our full board of directors. Additionally, our underwriting process for our residential mortgage loans uses a pre-defined criteria approval system with no need for discretionary judgment or approval. We believe this discipline, along with the high level involvement of our executive senior management team and board of directors, has led to credit quality metrics that compare favorably to our peers, as shown in the table below.
	For the Year-to-Date Period Ending on the Most Recent Financial Quarter Available,
		Nationwide Peer Group		Ethnic Peer Group
	MetroCity	75th Percentile	Median	75th Percentile	Median
Nonperforming Assets to Loans and OREO	1.41%	0.51%	0.89%	0.16%	0.36%
ALL to Loans Held for Investment	0.54%	1.11%	0.94%	0.96%	0.92%
Net Charge-offs to Average Loans	0.03%	0.00%	0.04%	(0.00%)	0.02%

Note: Peer financial data per S&P Global.
Our loan loss reserves as a percent of total loans is relatively lower than our peers due to the fact that approximately 58% of our loans consist of residential mortgage loans, which tend to have lower loan loss reserve ratios compared to other commercial or consumer loans. Our loan loss reserves to loans held for investment for our residential mortgage loans is approximately 0.46% while our loan loss reserves to loans held for investment for the remainder of our loan portfolio is approximately 0.66%.
Our Strategic Focus
We are focused on being the community bank of choice for small- and medium-sized businesses and individuals in our market areas. We believe there are significant growth opportunities in our existing markets, as well as opportunities to expand into new gateway markets with large Asian-American populations where we believe we can successfully leverage our competitive strengths. We intend to capture these opportunities by focusing on the following:
Commercial and Business Lending.   We offer a full range of conventional lending products, including commercial loans to small- to medium-sized businesses and construction loans, as well as loans under the SBA 7(a) and SBA 504 programs. SBA lending has been a core component of our banking strategy since our inception, and our Chairman and Chief Executive Officer has substantial experience in SBA lending dating back to the early 1980s. We have a Preferred Lender designation under the SBA Preferred Lender Program. We offer SBA Section 7(a) and 504 loans, most of which are variable rate, to hospitality, retail and other small businesses for working capital needs, business expansion or acquisitions. We have been one of the most active SBA originators in the United States, ranking in the top 50 by dollars of approved SBA 7(a) loans in each of the SBA fiscal years 2010 through 2018, most recently ranking #29 for the nine months of fiscal year 2019 beginning October 2018. We have historically been able to sell the guaranteed portion of our SBA loans on favorable terms, which has provided us with attractive non-interest income and enabled us to continue to pursue SBA lending opportunities.
Residential Mortgage Lending.   Our residential mortgage lending primarily consists of non-conforming single family residential mortgage loans. We developed our non-conforming residential mortgage loan product to serve consumers working and living in and around our markets who find these loans more attractive than the conventional loans offered by larger national and regional banks and mortgage brokers. Our loans are non-conforming because they generally do not qualify for sale to Fannie Mae or Freddie Mac for a variety of reasons, including that many of our loans are jumbo loans and that we offer our borrowers reduced documentation requirements. This has resulted in residential mortgage loans with higher yields and lower loan-to-value, or LTV, ratios than conventional, conforming residential mortgage loans. Furthermore, we originate all of our residential mortgage loans in-house without the use of brokers or third party originators. Periodically, we sell pools of these loans to investors for a premium and retain servicing rights on such loans, for which we receive recurring fee income. As we expand into new markets, we believe that our residential mortgage loan product will be attractive to our customers and will help accelerate our growth in these new markets.
Since launching our residential mortgage product in 2012, we have not only experienced tremendous growth in our residential real estate loans, as detailed by the charts below, but have also maintained exceptional credit quality, as evidenced by having only 5 foreclosures out of 7,520 residential mortgage loans originated between January 1, 2015 and June 30, 2019, none of which resulted in a loss. For more detail regarding this portfolio, see “— Residential Real Estate Loans.”
Growing Sources of Recurring Noninterest Income.   Historically, a significant portion of our revenue has been generated through multiple sources of noninterest income. When we sell the guaranteed portion of the SBA loans and residential mortgage loans into the secondary market, we generate revenue on the premiums paid for these loans. We also retain the servicing rights for both our SBA and residential mortgage loans sold, which provides a stable source of fee income after the loans have been sold. Our sales of residential mortgage loans, with servicing retained, allow us to provide for future recurring servicing income, as well as to recognize current gains from the sale of these loans at a premium. We believe that this structure enables us to have more predictable income that is less reliant on gain on sale revenue. For the year ended December 31, 2018 and six months ended June 30, 2019, 39.3% and 39.4%, respectively, of our revenue came from noninterest income. The charts below illustrate the components of our revenue and noninterest income for the six months ended June 30, 2019.
Deposit Gathering.   We are focused on growing our low-cost deposits, which we gather primarily through our branch network. Since 2015, we have opened eleven new branches and anticipate that our deposit growth rate will increase as these branches mature. Additionally, we have placed an increased emphasis on growing our relationship-based deposits with our commercial and business lending customers. While many of our SBA borrowers have historically maintained only transaction-based relationships with us, we have increasingly demonstrated success in building these relationships into full-scale customer relationships, including the origination of deposits from these borrowers. We believe these efforts to broaden our customer relationships provide significant opportunity for us to grow our noninterest-bearing and other non-maturity deposits in the future. The chart below illustrates the components of our deposit portfolio as of June 30, 2019.
Diversification and Expansion.   We constantly look for ways to grow our Bank, both geographically and through different loan products. Since 2015, we have opened eleven new branches, including two branches in the Atlanta metropolitan area. We also opened three branches in Texas, two branches in New York, and one branch in each of Alabama, Florida, New Jersey and Virginia. We expect to continue to expand geographically to new gateway markets that are culturally diverse and experiencing demographic growth.
As noted above, our primary loan products are SBA loans and residential mortgage loans. However, we continue to make loans that diversify our portfolio. We originate construction and development loans that are typically WSJ Prime-based and have maturities of 12 to 18 months. We also originate conventional owner-occupied and non-owner-occupied commercial real estate loans. Our team works to develop extensive knowledge of our borrowers and the markets where we operate, takes a conservative approach to commercial real estate lending, and focuses on low LTV ratios, strong cash flows and personal guarantees in most cases.
Our Competitive Strengths
We believe the following key strengths provide us with a competitive advantage and position us well to execute on our strategic goals:
Efficient Branch Network.   We have built an efficient branch network centered around our market areas, where we believe our product mix and cultural familiarity are most attractive. We have a strong track record of expansion both in existing markets and entering new markets through de novo branch openings without compromising our profits. To achieve this, we have strategically established our de novo branches in culturally diverse areas outside of main business centers. We have also been able to keep the cost of operations low at the de novo branches as a result of efficient staffing and our centralized credit approval process. Consequently, this has allowed us to lower the cost of opening and operating a de novo branch, with an average cost of less than $500,000 to establish a fully-operational de novo branch. As a result of our branch expansion in recent years, many of our branches have been open for less than three years, positioning us to realize greater benefits from our efficient expansion as these branches mature.
Focus on Our Tailored Lending Products.   While we offer many traditional lending products, we have tailored our loan products and processes to fit the needs of the businesses and individuals in our market areas. In addition to our SBA and residential mortgage lending, we have developed additional expertise in owner-occupied commercial real estate and construction and development lending. We believe our team has extensive knowledge of our borrowers and the markets where we operate, takes a conservative approach to commercial real estate and construction and development lending and focuses on low LTV ratios, strong cash flows and personal guarantees. The chart below illustrates our focus through our loan portfolio composition as of June 30, 2019.
Relatable, High-Quality Customer Service.   We strive to connect with customers of all backgrounds, cultures and ethnicities. However, we do not try to be everything to everyone. Instead, we focus on providing a defined set of banking products and services to the diverse businesses and individuals located near our branches. When customers walk through our doors, our relationship managers are encouraged to get to know them, greet them by name and take responsibility for personally answering their inquiries about products and services. Although we conduct most of our business in English, almost all of our customer-facing employees are multi-lingual and speak the customer’s native language when appropriate. We believe this approach provides a sense of cultural familiarity and understanding to our customers.
We also believe we have a strategic advantage over our competitors because we are faster and more reliable. Our customers refer business to us because they know we can make quick decisions and close loans in a timely and efficient manner. We achieve this speed and quality of service by hiring the best people and arming them with well-defined processes and procedures.

Veteran Management Team.   Our executive management team is made up of seasoned professionals with diverse backgrounds, with over 150 years of combined financial industry experience. Furthermore, our three most senior executives have all been with the Bank since its founding in 2006. Key members of our team include:
Nack Y. Paek.   Mr. Paek is the Chairman and Chief Executive Officer of MetroCity Bankshares, Inc. and Executive Chairman of the Bank. Mr. Paek’s experience in banking traces back to when he made his first SBA loan in 1981. He leveraged that experience over the following decade, helping to underwrite loans for a third party non-bank SBA lender, and now at the Bank, as he helps set the direction of the Bank’s loan underwriting and approval process. Mr. Paek also brings past accounting experience to the Company, as he previously owned and managed his own accounting firm for ten years. In addition, Mr. Paek was a founding director for another Georgia community bank where he served in various capacities, including chairman of the audit committee and chairman of the board of directors. In 2006, he founded Metro City Bank along with a group of investors.
Farid Tan.   Mr. Tan is the President of MetroCity Bankshares, Inc. and Chief Executive Officer of the Bank. Mr. Tan is also the Chief Financial Officer of the Company and the Bank. Mr. Tan has 38 years of experience in banking and has been in community banking in Georgia since 1999 when he became Senior Vice President and Chief Lending Officer of Global Commerce Bank. In 2002, Mr. Tan was named President and Chief Executive Officer of Global Commerce Bank where he served until 2005 when he resigned to help form Metro City Bank as its President and Chief Executive Officer. Mr. Tan was instrumental in establishing the Bank’s critical policies and guidelines in asset liability management and developing a strategic short- and long-range strategic plan that addressed increased revenues and identified potential long-range problems involving capital and liquidity. Mr. Tan started his banking career in 1981 for Bank Bumiputra Malaysia, where he held various positions, including Senior Account Officer, Senior Internal Audit Supervisor and Senior Foreign Exchange Dealer. In 1993, Mr. Tan became the Assistant General Manager of their New York office where he served until 1999 when he left to join Global Commerce Bank.
Howard H. Kim.   Mr. Kim is Executive Vice President, Chief Operating Officer and Chief Lending Officer of the Company and President of the Bank. Mr. Kim has more than 37 years of experience in financial services, having worked for Korea Development Bank as an officer for lending, deposit, foreign exchange dealing and accounting from 1980 to 1991 and Korea Development Securities Co. Ltd as an assistant branch manager and a manager of accounting division and as a representative in their Amsterdam office from 1991 to 1997. Mr. Kim also served as Vice President, Commercial and SBA Lender for two local community banks in Doraville, Georgia before joining Metro City Bank at its inception in 2006.
S. Benton Gunter.   Mr. Gunter is Executive Vice President and Chief Administrative Officer of the Company and the Bank. Mr. Gunter also served as the Chief Financial Officer of the Company and the Bank prior to July 2019. Mr. Gunter has more than 50 years of experience in financial services, including time spent with large regional banks and community banks. He has experience in all areas of bank operations, including administration, branch operations, deposit operations, financial reporting, compliance, human resources and audit. Prior to joining Metro City Bank in 2010, Mr. Gunter served as Vice President and Chief Operations Officer of Atlanta Business Bank, a de novo bank formed in Atlanta, Georgia in 2001 and which opened for business in early 2002.
Our executive management team is supported by nine highly qualified and experienced individuals who oversee various aspects of our organization, including our senior accounting manager, controller, senior operations manager, compliance manager, mortgage loan officer, our SBA loan manager, human resources officer, information technology officer and credit risk manager. Our team has a demonstrated track record of achieving profitable growth and maintaining sound enterprise risk management.

Experienced, Diverse Board of Directors with Substantial Ownership.   Our board of directors is comprised of eleven successful business people representing five different nationalities. Our board members bring valuable insight to our strategic planning process and to the ongoing monitoring of the business gained from their diverse professional backgrounds, including experiences and expertise in banking, financial services, accounting, real estate, hospitality and various other industries. They also contribute to the growth of the Bank by actively referring business to us. Our board of directors and their families and affiliated entities own in aggregate approximately 45.09% of our outstanding common stock as of June 30, 2019 before giving effect to the offering.
Our Markets
We are located primarily in the Atlanta metropolitan area with our headquarters in Doraville, Georgia. Our 19 full-service branch locations in Alabama, Florida, Georgia, New York, New Jersey, Texas and Virginia are located in growing multi-ethnic communities. Additionally, we have identified several attractive markets where we would like to expand our presence. The table below demonstrates some of the key highlights of our current markets of operation.
	Summary Demographic Information
	Population			Median Household Income
MSA Name	2019 (actual)	2014 – 2019 Growth	2019 – 2024 Proj. Growth	2019 ($)	2014 – 2019 Growth	2019 – 2024 Proj. Growth	Number of Businesses
Atlanta-Sandy Springs-Alpharetta, GA	6,017,552	8.0%	6.5%	68,974	31.3%	11.8%	221,070
Auburn-Opelika, AL	165,585	8.7%	5.8%	50,561	22.6%	8.1%	4,681
Dallas-Fort Worth-Arlington, TX	7,575,979	10.0%	7.7%	69,458	22.4%	7.6%	240,876
Houston-The Woodlands-Sugar Land, TX	7,092,836	11.6%	8.0%	65,702	16.2%	2.4%	213,685
Montgomery, AL	374,026	(0.7%)	0.7%	51,310	9.3%	8.9%	15,237
New York-Newark-Jersey City, NY-NJ-PA	20,432,620	2.2%	2.1%	77,981	20.8%	10.2%	810,883
Tampa-St. Petersburg-Clearwater, FL	3,171,289	9.9%	6.8%	55,732	27.1%	10.8%	112,371
Washington-Arlington-Alexandria, DC-VA-MD-WV	6,311,930	5.6%	5.2%	102,260	11.3%	7.0%	219,675
United States of America	329,236,175	3.8%	3.6%	63,174	22.5%	8.8%	12,492,759

Source: S&P Global.
Lending Activities
We maintain a diversified loan portfolio based on the type of customer (i.e., businesses compared to individuals), type of loan product (e.g., construction and development loans, commercial real estate loans (both owner occupied and non-owner occupied), commercial and industrial loans, residential mortgage loans, SBA loans, etc.), geographic location and industries in which our business customers are engaged (e.g., retail, hospitality, etc.). We principally focus our lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products to the small to medium-sized businesses and individual borrowers in the communities that we serve. Lending activities primarily originate from the relationships and efforts of our bankers, with an emphasis on providing banking solutions tailored to meet our customers’ needs while maintaining our underwriting standards.

We offer a variety of commercial loans, including CRE loans (including loans secured by owner occupied commercial properties) and SBA loans to local retail, hospitality and service companies and other businesses. As of June 30, 2019, our loan portfolio consisted of the following:
(Dollars in thousands)	Total Loans Held for Investment	Percentage of total loans
Construction and development	$37,132	3.1%
Commercial real estate	420,332	35.3
Commercial and industrial	43,771	3.7
Consumer	1,936	0.2
Residential real estate	687,389	57.7
Other	351	0.0
Gross loans held for investment	$1,190,911	100.0%
In addition to our gross loans as of June 30, 2019 presented above, we classified $69.7 million of residential mortgage loans as loans held for sale at June 30, 2019. Details regarding the origination and subsequent sales of these loans is detailed in the “Loan Categories: Residential Real Estate Loans” section below.
For additional information concerning our loan portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loans.”
Loan Underwriting and Approval.   Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. Our centralized credit approval process coupled with our loan policies are designed to assist us in managing this business risk. Our policies provide a general framework for our loan origination, monitoring and funding activities. The loan approval process at the Bank is characterized by centralized authority supported by a risk control environment that provides for prompt and thorough underwriting of loans. Our loan approval process starting with receipt of detailed financial and other information from our borrowers. We also tap our loan officers’ and our executive officers’ in-depth knowledge of the local market area and our borrowers. Our residential mortgage loans originated by our loan officers and our branches are processed internally and approved by an outside underwriter utilizing the underwriting guidelines that we have provided.
Our commercial loans are originated by our business development officers, walk-ins and referrals. These loans are underwritten by loan officers at our headquarters in accordance with our credit policy. As part of the underwriting approval process, the loan officer prepares a credit memo, which is submitted to either the management loan committee, directors’ loan committee or the full board of directors, depending on the size of the loan request, for review and approval. For our commercial and SBA loan requests, the Bank’s board of directors has established two functioning loan committees: management loan committee and directors’ loan committee; and aggregated credit limits for each committee. The board of directors has delegated lending authority up to $2.5 million per lending relationship to our management loan committee. The board of directors has delegated additional lending authority up to $5 million per lending relationship to the directors’ loan committee, which is comprised of the members of the management loan committee plus a minimum of two outside directors. Any credit requests exceeding the limits of the management and directors’ loan committees are presented to the full board of directors for approval.
Our residential mortgage loans are originated by our registered mortgage loan officers (“MLO”). Each MLO will send a completed application package to our loan processor at our headquarters for processing. The loan processor will then prepare the required disclosures and submit all underwriting documents to our underwriters for the credit decision. Prior to 2019, we engaged a third party underwriter for our residential mortgage loans to provide a consistent and timely credit decision for our clients. The third party underwriter evaluated our residential mortgage loan applications utilizing underwriting guidelines that we provided and made a credit decision with no involvement from our management or board of directors. Beginning in January 2019, we made the decision to transition away from third party underwriters by bringing our underwriting function in-house. We hired a team of competent, experienced underwriters that follow the same underwriting guidelines previously utilized by the third party underwriters.

Regardless of the loan type or amount, no single individual at the Bank has sole loan approval authority. The objective of our loan approval processes is to provide a disciplined, consistent, predictable and collaborative approach to larger credits while maintaining responsiveness to client needs.
Loan decisions are documented as to our commercial borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:
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granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

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ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

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requiring documentation, including appraisals or valuations, sufficient to enable informed underwriting;

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developing and adhering to desired levels of diversification for our loan portfolio as a whole and for loans within each category; and

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ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based, in part, upon the borrower’s cash flow and income. Such loan policies include maximum amortization schedules and loan terms for each category of loans.
In addition, our loan policies provide guidelines for: personal guarantees; appraisals and valuations; LTV ratios; environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate ALL and other matters relating to lending practices.
Loan Monitoring.   Managing credit risk is an enterprise-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our processes emphasize senior management review of new originations, centralized early-stage review of loans and regularly scheduled credit evaluations, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our bankers maintain close relationships with our customers to ensure ongoing credit monitoring and loan servicing. Our Credit Risk Management Committee provides company-wide credit oversight and periodically reviews all credit risk portfolios to ensure the risk identification processes are functioning properly and our credit standards are followed. In addition, a third-party loan review is performed two times a year to assist in the identification of problem assets and to confirm our internal risk ratings of loans. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before any portion of the loans become a loss, record any necessary charge-offs promptly and maintain adequate ALL levels for probable loan losses inherent in the loan portfolio.
Lending Limits.   Our lending activities are subject to lending limits imposed by federal and state law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank’s capital level. The dollar amounts of the Bank’s legal lending limit increase or decrease as the Bank’s capital increases or decreases. In addition to the legal lending limit, management and the board of directors have established a more conservative, internal lending limit. The Bank’s legal and internal lending limits are a safety and soundness measure intended to prevent one person or a relatively small and economically inter-dependent group of persons from borrowing an unduly large amount of the Bank’s funds. It is also intended to safeguard the Bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy consumers and commercial borrowers engaged in various types of businesses.
The Bank’s legal lending limit as of June 30, 2019 on loans to a single borrower was $45.0 million for secured loans and $27.0 million for unsecured loans. The Bank’s internal lending limit as of June 30, 2019 was $15.0 million for secured loans and $1.0 million for unsecured loans to a single borrower. While the board of directors may approve loan requests up to the Bank’s legal lending limits, it is unusual for the board of directors to approve a loan beyond the internal limit. As of June 30, 2019, only two loan relationships exceeded our internal lending limit for secured loans to a single borrower. Although our legal lending limit is expected to increase following the consummation of this offering, we initially do not intend to increase our internal lending limit.
Our loan policies provide general guidelines for LTV ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal LTV limitations follow limits established by applicable law.
Furthermore, we have limited loan concentrations with our largest borrowers. As of June 30, 2019, the aggregate amount of loans to our 10 and 25 largest borrowers (including related entities) amounted to approximately $58.8 million, or 4.9% of total loans, and $86.2 million, or 7.2% of total loans, respectively.
Loan Categories
We provide a variety of loans to meet our customers’ needs. The sections below discuss our general loan categories:
Construction and Development Loans.   Our construction and development loans are comprised of residential construction, commercial construction and land acquisition and development construction. As of June 30, 2019, the outstanding balance of our construction and development loans was $37.1 million, or 3.1%, of our total loan portfolio, compared to $42.7 million, or 3.7%, of our total loan portfolio at December 31, 2018. As of June 30, 2019, $17.6 million, or 47.5%, of construction and development loans were for the construction of hotels and restaurants; $4.4 million, or 12.0%, were for the construction of commercial rental properties; $11.2 million, or 30.1%, were loans made to other general service industries; and the remaining $3.9 million, or 10.4%, were loans distributed amongst various industries and sectors.
Interest reserves are generally established on real estate construction loans. These loans carry a fixed interest rate and have maturities of less than 18 months. Our LTV policy limit for our construction and development loans is 65%. Additionally, we impose limits on the total dollar amount of our construction and development loans, where the loans may not exceed 100% of our total Bank capital at any point in time. As of June 30, 2019, we were in compliance with this portfolio limit. The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. Advances on construction loans are made relative to the overall percentage of completion on the project in an effort to remain adequately secured.
We had $1.4 million of construction and development loans on nonaccrual status as of June 30, 2019. As of December 31, 2018, no construction and development loans were classified as nonaccrual.
Commercial Real Estate Loans.   We offer commercial real estate loans collateralized by real estate, which may be owner occupied or non-owner occupied real estate. Commercial real estate loans made up $420.3 million, or 35.3%, of our total portfolio at June 30, 2019, compared to $396.6 million, or 34.6%, of our total loan portfolio as of December 31, 2018. As of June 30, 2019, $336.1 million, or 80.0%, of our commercial real estate loans were secured by owner occupied properties and the remaining $84.2 million, or 20.0%, of loans in this category were secured by non-owner occupied properties. Within our commercial real estate loans, $117.4 million, or 27.9%, were to hotels and restaurants; $94.0 million, or 22.4%, were made to wholesalers or retailers; $89.3 million, or 21.2%, were to commercial rental properties; $76.0 million, or 18.1%, were to general service businesses; and the remaining $43.6 million, or 10.4%, were distributed amongst various sectors and industries.
Commercial real estate lending typically involves higher loan principal amounts relative to our other lending products, and the repayment is dependent, in large part, on sufficient cash flow from the properties securing the loans. We believe our management team and board of directors has put in place comprehensive and robust underwriting guidelines, and takes a conservative approach to commercial real estate lending, focusing on what we believe to be high quality credits with low LTV ratios and income-producing properties with strong cash flow characteristics, and strong collateral profiles.

We require our commercial real estate loans to be secured by what we believe to be well-managed property with adequate margins and we generally obtain a personal guarantee from responsible parties. Our commercial real estate loans are secured by a wide variety of property types, such as retail operations, hospitality, specialty service operations and warehouses for wholesale distribution. We originate both fixed-rate and adjustable-rate loans with terms up to 25 years. Fixed-rate loans have provisions which allow us to call the loan after three to five years. Adjustable-rate loans are generally based on the WSJPR or LIBOR, and as of June 30, 2019, most of our loans were based on WSJPR. At June 30, 2019, approximately 20.9% of the commercial real estate loan portfolio consisted of fixed rate loans. Our conventional commercial real estate loans, or non-SBA guaranteed commercial real estate loans, carried a weighted average maturity of 6.76 years as of June 30, 2019. Loan amounts generally do not exceed 65% of the lesser of the appraised value or the purchase price depending on the property appraisals we utilize. Our LTV policy limits are 85% for commercial real estate loans. In addition, we limit our lending on non-owner occupied commercial real estate to 100% of total bank capital.
The total balance of commercial real estate loans on nonaccrual status was $3.9 million and $3.3 million as of June 30, 2019 and December 31, 2018, respectively.
Commercial and Industrial Loans.   We provide a mix of variable and fixed rate commercial and industrial loans. Commercial and industrial loans represented $43.8 million, or 3.7%, of our total loan portfolio as of June 30, 2019, compared to $33.1 million, or 2.9%, of our total loan portfolio at December 31, 2018. As of June 30, 2019, $26.6 million, or 60.8%, of our commercial and industrial loans were extended to businesses in warehousing, wholesale and retail trade; $6.2 million, or 14.2%, were loans made to hotels and restaurants; and the remaining $11.0 million, or 25.0%, of loans were distributed across various industries and sector. We had approximately $666,000 and $685,000 of commercial and industrial loans on nonaccrual status as of June 30, 2019 and December 31, 2018, respectively.
Our commercial and industrial loans are typically made to small and medium-sized businesses for working capital needs, business expansions and for trade financing. We extend commercial business loans on an unsecured and secured basis advanced for working capital, accounts receivable and inventory financing, machinery and equipment purchases, and other business purposes. Generally, short-term loans have maturities ranging from six months to one year, and “term loans” have maturities ranging from five to ten years. Loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans generally provide for floating interest rates, with monthly payments of both principal and interest. Repayment of secured and unsecured commercial loans depends substantially on the borrower’s underlying business, financial condition and cash flows, as well as the sufficiency of the collateral. Compared to real estate, the collateral may be more difficult to monitor, evaluate and sell. When the borrower is a corporation, partnership or other entity, we typically require personal guarantees from significant equity holders. Our LTV policy limits on commercial and industrial loans range from a maximum LTV of 75% when secured by new machinery and equipment down to 5% when only secured by leasehold improvements.
We also provide trade finance related services to our customers such as domestic and international letters of credit, international collection (documents against acceptance and documents against payment) and export advice. We issue standby letters of credit on behalf of our customers to facilitate trade and other financial guarantees. The Bank has a correspondent relationship with banks in Korea, China and India. All trade finance related services are denominated in U.S. currency and all facilities are fully collateralized with no foreign exchange or credit exposure.
In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, including tariffs, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate exposing us to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive monitoring and servicing.

SBA Loans.   A significant portion of our commercial real estate portfolio consists of SBA loans. Our SBA loans are typically made to retail businesses including, car wash stations, grocery stores, poultry farms, warehouses, convenience stores, hospitality and service businesses, car dealers, beauty supplies, restaurants, and beer, wine, and liquor stores for acquisition of business properties, working capital needs and business expansions. Our SBA loans are typically secured by commercial real estate and can have any maturity up to 25 years. Depending on the loan amount, each loan is typically guaranteed 75% to 85% by the SBA, with a maximum gross loan amount to any one small business borrower of  $5 million and a maximum SBA guaranteed amount of  $3.75 million.
As of June 30, 2019, our commercial real estate SBA portfolio, net of any sold portions, totaled $151.1 million. This represents an increase of  $2.2 million when compared to the December 31, 2018 balance of  $148.9 million. Of the balance outstanding at June 30, 2019, $23.4 million, or 15.5%, of the loans in this portfolio carried an SBA guarantee while the remaining $127.7 million, or 84.5%, of the portfolio was unguaranteed.
In addition, as part of our commercial and industrial loan product offering, we originate SBA loans to provide working capital and to finance inventory, equipment and machinery purchases and acquisitions. As of June 30, 2019 and December 31, 2018, the outstanding balance of our commercial and industrial SBA loans was $18.8 million and $18.5 million, respectively. Of the balance outstanding as of June 30, 2019, $2.6 million, or 14.0%, of our commercial and industrial SBA portfolio carried a guarantee from the SBA while the remaining $16.2 million, or 86.0%, of the portfolio was unguaranteed. We are willing to maintain higher LTVs on our SBA portfolio than the remainder of our commercial loans because the effect of the SBA guarantee is to lower overall risk.
We retain the servicing rights on the sold portions of the SBA loans we originate. As of June 30, 2019, we serviced $443.8 million in SBA loans for others, an increase of  $12.6 million, or 2.9%, when compared to December 31, 2018. We recognized servicing income on SBA loans of  $2.2 million for the six months ended June 30, 2019 and $3.1 million for the year ended December 31, 2018.
Residential Real Estate Loans.   We originate mainly non-conforming residential mortgage loans through our branch network. As of June 30, 2019, the interest rate on our five-year adjustable rate mortgage was an initial rate of 5.5% in all of our markets. This product re-prices annually after the initial term based on the weekly average of the one year constant maturity treasury (CMT) plus a fixed spread. Loans collateralized by single-family residential real estate generally are originated in amounts of no more than 70% of appraised value. In connection with such loans, we retain a valid first lien on real estate, obtain a title insurance policy that insures that the property is free from material encumbrances and require hazard insurance. Loan fees on these products, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.
We take a comprehensive and conservative approach to our mortgage underwriting, allowing a maximum LTV ratio of 70%. As of June 30, 2019, we had $687.4 million of residential real estate loans, representing 57.7% of our total loan portfolio compared to $670.3 million, or 58.5%, of our total loan portfolio at December 31, 2018. Total residential mortgage loans held for investment increased $17.1 million, or 2.5%, to $687.4 million as of June 30, 2019 compared to December 31, 2018. Nonaccrual residential mortgage loans were $7.7 million and $1.7 million at June 30, 2019 and December 31, 2018, respectively.
We sell substantially all non-conforming residential mortgage loans to third party investors. The loans are sold with no representation or warranties if the loan pays off early. During 2018, we originated $716.1 million of non-conforming residential mortgage loans and sold $536.0 million to our investors. For the six months ended June 30, 2019, we originated $339.8 million of non-conforming residential mortgage loans and recorded sales to our investors of  $261.0 million during this period. Total residential mortgage loans held for sale increased $12.8 million, or 4.0%, to $69.7 million as of June 30, 2019 as compared to December 31, 2018. Residential mortgage loans held for sale are sold with the servicing rights retained by the Bank. As of June 30, 2019, the amount of residential mortgage loans serviced for others grew to $1.02 billion representing an increase of  $212.2 million, or 26.4%, when compared to December 31, 2018. We recognized servicing income on residential mortgage loans of  $4.7 million for the six months ended June 30, 2019 and $12.0 million for the year ended December 31, 2018.

Consumer Loans. These loans represent a small portion of our overall portfolio and primarily consist of purchased auto loan pools. These loans are underwritten by third parties, packaged then purchased by the Bank after a thorough evaluation of the pool. Consumer loans carry a greater amount of risk and collections are dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.
During 2016, management elected to discontinue the purchasing of auto loan pools. As a result of this decision, the total consumer loan portfolio has decreased $868,000 to $1.9 million at June 30, 2019 from $2.8 million at December 31, 2018. There were no non-accrual consumer loans in our portfolio as of June 30, 2019 and December 31, 2018.
Other Products and Services
We offer banking products and services that are competitively priced with a focus on convenience and accessibility. We offer a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, mobile banking solutions for iPhone and Android phones, including remote check deposit with mobile bill pay. We offer ATMs and banking by telephone, mail and personal appointment. We offer debit cards with no ATM surcharges or foreign ATM fees for checking customers, direct deposit, cashier’s checks, as well as treasury management services, wire transfer services and automated clearing house (“ACH”) services.
We offer a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury management services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of remote deposit capture, positive pay, zero balance accounts and sweep accounts.
We evaluate our services on an ongoing basis, and will add or remove services based upon the perceived needs and financial requirements of our customers, competitive factors and our financial and other capabilities. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.
Securities
We manage our securities portfolio to balance the market and credit risks of our other assets and the Bank’s liability structure, with a secondary focus of profitably deploying funds which are not needed to fulfill current loan demand, deposit redemptions or other liquidity purposes. Our investment portfolio is comprised primarily of U.S. government agency securities, mortgage-backed securities backed by government-sponsored entities, and taxable and tax exempt municipal securities.
Our investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board of directors and members of our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our Chief Executive Officer. During its quarterly ALCO meetings, the committee reviews the Bank’s investment portfolio for any significant changes or risks. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Deposits
We offer traditional depository products, including checking, savings, money market and certificates of deposits, to individuals, businesses, municipalities and other entities through our branch network throughout our market areas. Deposits at the Bank are insured by the FDIC up to statutory limits. Our ability to gather deposits, particularly core deposits, is an important aspect of our business and we believe core deposits are a significant driver of value as a cost efficient and stable source of funding to support our growth. As of June 30, 2019, we had $1.30 billion of total deposits with a total deposit cost of 1.66% for the first half of 2019. Of our total deposits as of June 30, 2019, $344.8 million, or 26.6%, of total deposits were held in demand deposit accounts.

As a bank focusing on successful businesses and their owners, many of our depositors choose to leave large deposits with us. We consider a deposit relationship to be core by considering the following factors: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) loans and (vii) longevity of the relationship with us. We calculate core deposits by adding demand and savings deposits plus time deposits less than $250,000 plus those deposits that are over $250,000 if those depositors meet the relationship criteria listed above. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. As of June 30, 2019, 93.3%, or $1.21 billion, of our deposits were considered core deposits.
While we are focused on growing our low-cost deposits, we also utilize brokered deposits, subject to certain limitations and requirements, as a source of funding to support our asset growth and augment the deposits generated from our branch network. Our level of brokered deposits varies from time to time depending on competitive interest rate conditions and other factors and tends to increase as a percentage of total deposits when the brokered deposits are less costly than issuing internet certificates of deposit or borrowing from the Federal Home Loan Bank.
As of June 30, 2019, our fifteen largest depositor relationships totaled $62.9 million, or 4.9%, of total deposits. Our deposits with directors and affiliated entities totaled $3.3 million for the same period. Many of our management team members, in some cases branch personnel, have worked together since the inception of the bank, and our deposits relationships have been cultivated over that time period.
Liquidity
Our deposit base consists primarily of business accounts and deposits from the principals of such businesses. As a result, we have many depositors with balances over $250,000. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, net loans to total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets such as fed funds and account receivables, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.
We evaluate our net loans to total assets and net loans (excluding loans held for sale) to total deposit ratios as a method to monitor our liquidity position. Our board of directors has limited our net loans to a maximum of 85% of total assets and our net loans to a maximum of 110% of total deposits. As of June 30, 2019, our net loans were 77.5% of total assets and net loans were 91.2% of total deposits. As of December 31, 2018, our net loans were 79.4% of total assets and net loans were 91.4% of total deposits. We were in compliance with both limits for each period presented.
Employees
As of June 30, 2019, we had approximately 203 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.
Properties
Corporate Offices
Our corporate offices are located at 5114 Buford Highway, Doraville, Georgia 30340.

Branch Offices
Office	Location
Main Office	5114 Buford Highway Doraville, GA 30340
Duluth Office	3725 Old Norcross Road, Suite A Duluth, GA 30096
Johns Creek Office	10820 Abbotts Bridge Road, Suite 140 Johns Creek, GA 30097
Suwanee Office	2790 Lawrenceville-Suwanee Rd, Suite 105 Suwanee, GA 30024
Sugarloaf Office	1295 Old Peachtree Road, Suite 180 Suwanee, GA 30024
Opelika Office	1805 Gateway Drive Opelika, AL 36801
Norcross Office	5385 Jimmy Carter Blvd, Suite 100 Norcross, GA 30093
Centerville Office	5900 Centreville Crest Lane, Unit B Centreville, VA 20121
Montgomery Office	2779 Bell Road Montgomery, AL 36117
Fort Lee Office	1636 Parker Avenue Fort Lee, NJ 07024
Bayside Office	254-45 Northern Blvd, Suite A Bayside, NY 11361
Grand Prairie Office	2615 W. Pioneer Parkway, Suite 101 Grand Prairie, TX 75051
Dallas Office	9788 Walnut Street, Suite 200 Dallas, TX 75243
Peachtree Corners Office	3280 Holcomb Bridge Road Norcross, GA 30092
East Cobb Office	4273 Roswell Road Marietta, GA 30062
Annandale Office	7023 Little River Turnpike, Suite 101 Annandale, VA 22003
Flushing Office	138-35 39th Avenue Flushing, NY 11354
Houston Office	9888 Bellaire Blvd, Suite 147 Houston, TX 77036
Tampa Office	6202 Commerce Palms Drive Tampa, FL 33647

Legal Proceedings
From time to time, we are party to claims and legal proceedings arising in the ordinary course of business. There are currently no material claims or legal proceedings filed against us.
Corporate Information
Our principal executive offices are located at 5114 Buford Highway, Doraville, Georgia 30340, and our telephone number at that address is (770) 455-4989. Our website address is https://www.metrocitybank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

SUPERVISION AND REGULATION
General
We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and the Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and the Bank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or the Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and the Bank’s business, operations, and earnings. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund (“DIF”) of the Federal Deposit Insurance Corporation (“FDIC”), and the U.S. banking and financial system rather than holders of our capital stock.
Regulation of the Company
We are registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, we are subject to comprehensive supervision and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company.
Activity Limitations.   Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.
Source of Strength Obligations.   A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank and to maintain resources adequate to support its bank. The term “source of financial strength” means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as the Bank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of the Bank, this agency is the FDIC) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to the Bank in the event of financial distress.
Acquisitions.   The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Florida or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the companies in combatting money laundering.
Change in Control.   Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, and the FDIC before acquiring control of the Bank. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors are present. As a result, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.
Governance and Financial Reporting Obligations.   We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board, and the Nasdaq Stock Market. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.
Corporate Governance.   The Dodd-Frank Act addresses many investor protections, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for Compensation Committee members; and (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers.
Incentive Compensation.   The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and the Bank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the Federal Reserve and the FDIC also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2018, these rules have not been implemented. We and the Bank have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles —  that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance.
Shareholder Say-On-Pay Votes.   The Dodd-Frank Act requires public companies to take shareholders’ votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay, the say-on-parachute and the say-on-frequency votes are explicitly nonbinding and cannot override a decision of our board of directors.
Other Regulatory Matters.   We and our subsidiaries are subject to oversight by the SEC, the Financial Industry Regulatory Authority, (“FINRA”), the PCAOB, the Nasdaq Stock Market and various state securities regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning our business practices. Such requests are considered incidental to the normal conduct of business.
Capital Requirements
The Bank is required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on our capital levels.
The Bank is subject to the following risk-based capital ratios: a common equity Tier 1 (“CET1”) risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain “high volatility” commercial real estate, past due assets, structured securities and equity holdings.
The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks is 4%.
In addition, the capital rules require a capital conservation buffer of up to 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction. This capital conservation buffer is being phased in, and was 1.875% as of January 1, 2018 and is 2.5% effective January 1, 2019.
Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. For example, only a well-capitalized depository institution may accept brokered deposits without prior regulatory approval. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), among other things, requires the federal bank regulatory agencies to take “prompt corrective action” regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution’s holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5 percent of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. All of the federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels for federally insured depository institutions. The Bank was well capitalized at December 31, 2018, and brokered deposits are not restricted.
To be well-capitalized, the Bank must maintain at least the following capital ratios:
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6.5% CET1 to risk-weighted assets;

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8.0% Tier 1 capital to risk-weighted assets;

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10.0% Total capital to risk-weighted assets; and

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5.0% leverage ratio.

As of June 30, 2019 and December 31, 2018, the Bank’s regulatory capital ratios were above the applicable well-capitalized standards and met the then-applicable capital conservation buffer.
The Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Economic Growth Act”) signed into law in May 2018 scaled back certain requirements of the Dodd-Frank Act and provided other regulatory relief. Among the provisions of the Economic Growth Act was a requirement that the Federal Reserve raise the asset threshold for those bank holding companies subject to the Federal Reserve’s Small Bank Holding Company Policy Statement (“Policy Statement”) to $3 billion. As a result, as of the effective date of that change in 2018, the Company was no longer required to comply with the risk-based capital rules applicable to the Bank as described above. The Federal Reserve may however, require smaller bank holding companies subject to the Policy Statement to maintain certain minimum capital levels, depending upon general economic conditions and a bank holding company’s particular condition, risk profile and growth plans.
On September 17, 2019, the federal banking agencies jointly finalized a rule to simplify the regulatory capital requirements for qualifying community banking organizations that opt into the Community Bank Leverage Ratio (“CBLR”) framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act (the “Regulatory Relief Act”). Under the final rule, if a qualifying community banking organization opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital. In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9%, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities.

On December 21, 2018, federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of the “current expected credit losses” (“CECL”) accounting standard under GAAP; (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations. In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update No. 2016-13, which introduced CECL as the methodology to replace the current “incurred loss” methodology for financial assets measured at amortized cost, and changed the approaches for recognizing and recording credit losses on available-for-sale debt securities and purchased credit impaired financial assets. Under the incurred loss methodology, credit losses are recognized only when the losses are probable or have been incurred; under CECL, companies are required to recognize the full amount of expected credit losses for the lifetime of the financial assets, based on historical experience, current conditions and reasonable and supportable forecasts. This change will result in earlier recognition of credit losses that the Company deems expected but not yet probable. For SEC reporting companies with emerging growth company designation and December 31 fiscal-year ends, such as the Company, CECL will become effective beginning with the first quarter of 2022.
Payment of Dividends
We are a legal entity separate and distinct from the Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from the Bank. We are a legal entity separate and distinct from the Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from the Bank. Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay.
The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from the Bank and our non-bank subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that the Bank and our non-bank subsidiaries may pay. The Bank is a Georgia bank. Under the regulations of the GA DBF, a Georgia bank must have approval of the GA DBF to pay cash dividends if, at the time of such payment:
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the ratio of Tier 1 capital to adjusted total assets is less than 6 percent;

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the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50 percent of its net after-tax profits before dividends for the previous calendar year; or

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its total classified assets in its most recent regulatory examination exceeded 80 percent of its Tier 1 capital plus its allowance for loan and lease losses.

The Georgia Financial Institutions Code contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings without the approval of the GA DBF. As a result of the foregoing restrictions, the Bank may be required to seek approval from the GA DBF to pay dividends.
In addition, we and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The FDIC and the Federal Reserve have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC and the Federal Reserve have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings. Prior approval by the FDIC is required if the total of all dividends declared by a bank in any calendar year exceeds the bank’s profits for that year combined with its retained net profits for the preceding two calendar years.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:
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its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

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its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

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it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Regulation of the Bank
The Bank is subject to comprehensive supervision and regulation by the FDIC and is subject to its regulatory reporting requirements. The Bank also is subject to certain Federal Reserve regulations. In addition, as discussed in more detail below, the Bank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and potential supervision by the CFPB. Authority to supervise and examine the Company and the Bank for compliance with federal consumer laws remains largely with the Federal Reserve and the FDIC, respectively. However, the CFPB may participate in examinations on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. The CFPB also may participate in examinations of our other direct or indirect subsidiaries that offer consumer financial products or services. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection rules adopted by the CFPB.
Broadly, regulations applicable to the Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by the Bank; and requirements governing risk management practices. The Bank is permitted under federal law to branch on a de novo basis across state lines where the laws of that state would permit a bank chartered by that state to open a de novo branch.
Transactions with Affiliates and Insiders.   The Bank is subject to restrictions on extensions of credit and certain other transactions between the Bank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of the Bank’s capital and surplus, and all such transactions between the Bank and the Company and all of its nonbank affiliates combined are limited to 20% of the Bank’s capital and surplus. Loans and other extensions of credit from the Bank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between the Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as the Bank, to their directors, executive officers and principal shareholders.
Reserves.   Federal Reserve rules require depository institutions, such as the Bank, to maintain reserves against their transaction accounts, primarily NOW and regular checking accounts. For 2019, the first $16.3 million of covered balances are exempt from these reserve requirements, aggregate balances between $16.3 million and $124.2 million are subject to a 3% reserve requirement, and aggregate balances above $124.2 million are subject to a reserve requirement of  $3,237,000 plus 10% of the amount over $124.2 million. These reserve requirements are subject to annual adjustment by the Federal Reserve.
FDIC Insurance Assessments and Depositor Preference.   The Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. The Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution’s average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. On September 30, 2018, the FDIC announced that the designated reserve ratio (“DRR”) of the DIF reached 1.36 percent, exceeding the required 1.35 percent, two years ahead of the deadline imposed by the Dodd-Frank Act. Though the FDIC has clarified that assessment rates will not change in the immediate future, banks with less than $10 billion in total consolidated assets, such as the Bank, will start receiving credits against their deposit insurance assessments when the DRR reaches or exceeds 1.38 percent. In addition, the Bank is subject to quarterly assessments by the FDIC to pay interest on Financing Corporation (“FICO”) bonds. The FDIC has announced that the remaining FICO bonds are expected to mature in September 2019, and that the final FICO assessment is expected to be made in March 2019 (at a rate of 0.140 (annual) basis points).
Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.
Standards for Safety and Soundness.   The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.
Anti-Money Laundering.   The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 specifies “know your customer” requirements that obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the Act’s money laundering provisions in acting upon acquisition and merger proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA PATRIOT”) Act of 2001, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. The USA PATRIOT Act, and its implementing regulations adopted by the Financial Crimes Enforcement Network (“FinCen”), a bureau of the U.S. Department of the Treasury, requires financial institutions to establish anti-money laundering programs with minimum standards that include:
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the development of internal policies, procedures, and controls;

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the designation of a compliance officer;

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an ongoing employee training program; and

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an independent audit function to test the programs.

Bank regulators routinely examine institutions for compliance with these anti-money laundering obligations and recently have been active in imposing “cease and desist” and other regulatory orders and money penalty sanctions against institutions found to be in violation of these requirements. In addition, FinCEN issued rules that became effective on May 11, 2018, that require, subject to certain exclusions and exemptions, covered financial institutions to identify and verify the identity of beneficial owners of legal entity customers.
Economic Sanctions.   The Office of Foreign Assets Control (“OFAC”) is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.
Concentrations in Lending.   During 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”) and advised financial institutions of the risks posed by commercial real estate (“CRE”) lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:
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Total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk based capital; or

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Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk based capital.

The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by commercial real estate due to the nature of our markets and the loan needs of both retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance.
Community Reinvestment Act.   The Bank is subject to the provisions of the Community Reinvestment Act (“CRA”), which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The FDIC’s assessment of the Bank’s CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities. Following the enactment of the Gramm-Leach-Bliley Act (“GLB”), CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. On April 3, 2018, the Department of the Treasury published recommendations for amending the regulations implementing the CRA. The Bank has a rating of  “Satisfactory” in its most recent CRA evaluation.
Privacy and Data Security.   The GLB generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. The Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach. Under federal law, the Bank must disclose its privacy policy to consumers, permit customers to opt out of having nonpublic customer information disclosed to third parties in certain circumstances, and allow customers to opt out of receiving marketing solicitations based on information about the customer received from another subsidiary. States may adopt more extensive privacy protections. We are similarly required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused.
Consumer Regulation.   Activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:
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limit the interest and other charges collected or contracted for by the Bank, including new rules respecting the terms of credit cards and of debit card overdrafts;

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govern the Bank’s disclosures of credit terms to consumer borrowers;

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require the Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves;

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prohibit the Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;

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govern the manner in which the Bank may collect consumer debts; and

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prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Regulation.   The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the “ATR/QM rule”), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The ATR/QM rule defines a “qualified mortgage” to have certain specified characteristics, and generally prohibit loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While “qualified mortgages” will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to “qualified mortgages” that are “higher priced mortgages” (which are generally subprime loans). In addition, the securitizer of asset-backed securities must retain not less than 5 percent of the credit risk of the assets collateralizing the asset-backed securities, unless subject to an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as “qualified residential mortgages.”
The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with new standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages (ARMs), periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.
Non-Discrimination Policies.   The Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the “ECOA”) and the Fair Housing Act (the “FHA”), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (the “DOJ”), and the federal bank regulatory agencies have issued an Interagency Policy Statement on

Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

MANAGEMENT
Board of Directors
The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of the Company (or the Bank prior to the Company’s formation in 2014).
Name	Age	Position	Director Since	Class
Nack Y. Paek	77	Chairman of the Board and Chief Executive Officer of the Company and Executive Chairman of the Bank	2006	II
Farid Tan	62	Director, President and Chief Financial Officer of the Company and Chief Executive Officer and Chief Financial Officer of the Bank	2006	III
Howard Hwasaeng Kim	62	Director, Executive Vice President of the Company and Chief Lending Officer, Chief Operating Officer and President of the Bank	2017	I
William M. Hungeling	70	Director	2006	II
Francis Lai	65	Director	2010	II
Don T.P. Leung	61	Director	2006	III
Feiying Lu	55	Director	2006	I
Young Park	71	Director	2006	III
Ajit A. Patel	54	Director	2006	III
Frank S. Rhee	54	Director	2006	I
Sam Sang-Koo Shim	76	Director	2006	I
The board of directors oversees our business and monitors the performance of management. In accordance with corporate governance principles, the independent members of the board do not involve themselves in day-to-day operations. The directors keep themselves informed through, among other things, discussions with the Chief Executive Officer, other key executives and our principal outside advisors (legal counsel, outside auditors, and other consultants), by reading reports and other materials that we send them and by participating in board and committee meetings.
Pursuant to the Company’s articles and bylaws, our board of directors is authorized to have not less than 5 members nor more than 25 members, and is currently comprised of eleven members. The board is divided into three classes which are to be as nearly equal in number as possible. Each class is elected for a term of three years. The exact number of directors may be fixed or changed from time to time within the range set forth in our bylaws by the shareholders by the affirmative vote of a majority of the issued and outstanding shares entitled to vote in an election of directors, or by the board of directors by the affirmative vote of a majority of all directors then in office. As discussed in greater detail below, our board of directors has affirmatively determined that eight of our eleven directors qualify as independent directors based upon the rules of the Nasdaq Stock Market and the SEC. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.
The business experience of each of the current directors is set forth below. No current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.
All of the directors of Metro City Bank became members of the MetroCity Bankshares board of directors when we reorganized into our present bank holding company structure in 2014.
Nack Y. Paek.   Mr. Paek is a founder of the Bank, the Chairman of the board of directors and the Chief Executive Officer of the Company, and the Executive Chairman of the Bank. Prior to establishing the Bank in 2006, Mr. Paek was President of a successful SBA service provider, Government Loan Service Corporation, which specialized in originating and servicing SBA loans for banks from 1991 to 2006. Mr. Paek dissolved Government Loan Service Corporation in April 2006 in order to focus his full attention on the success of Metro City Bank. From 1980 to 1990, Mr. Paek was a sole owner of the local CPA firm of Nack Y. Paek, P.C., with its clientele being predominantly members of the Asian immigrant communities. In addition, Mr. Paek was a founding director of Summit Bank Corporation in 1987, where he served as Chairman of the Board from 1992 to 1994 and also Chairman of the Audit Committee. Mr. Paek was also the internal audit director of Continental Insurance Companies in Southern region of the U.S. from 1974 to 1980. From 2002 to 2016, Mr. Paek served as Chairman of the board of directors of the Center for Pan-Asian Community Services, Inc. (CPACS), the largest nonprofit community service organization geared to help Asian immigrants to settle and adjust in the Metro Atlanta area. In early 1990’s Mr. Paek also served as a member of U.S. Small Business Administration Advisory Council in Georgia. Mr. Paek obtained his Bachelor of Science Degree from College of Commerce, Seoul National University and a Master’s Degree in Business Administration from Northern Illinois University. Mr. Paek brings an extensive knowledge of our business and our markets gained from his long career leading the Bank and growing our franchise into what it is today. In addition, Mr. Paek provides our board with valuable strategic insight and business management skills gained over the course of his business career owning and leading numerous successful businesses.
Farid Tan.   Mr. Tan is the President and Chief Financial Officer of the Company and the Chief Executive Officer and Chief Financial Officer of the Bank, and has over 38 years of banking experience. Mr. Tan joined the Executive Training Program for Bank Bumiputra Malaysia, a Malaysian bank owned by the Malaysian government, in 1981 where he served in a number of positions both in Malaysia and in New York, including Senior Account Officer, Senior Internal Audit Supervisor, and Senior Foreign Exchange Dealer. He was promoted to Assistant General Manager in 1993, a position that he held for six years before leaving in 1999 to become the Senior Credit Officer for Global Commerce Bank, a local community bank in Doraville, Georgia. He was President and Chief Executive Officer of Global Commerce Bank from 2002 to 2005 before leaving to become President and Chief Executive Officer of Metro City Bank, which opened in early 2006. Mr. Tan was educated at Polytechnic Ungku Omar, Malaysia where he received a diploma in accounting. Mr. Tan served as a member of CFPB’s Community Bank Advisory Council from September 2013 to April 2015. He was also a member of the Association of Cambiste International (ACI) and the Financial Market Association, Malaysia and USA. Mr. Tan is also fluent in three languages, Mandarin, Malay, and English. Mr. Tan provides the board his vast experience in community, regional and international banking that covers financial operations, audit, retail banking, mergers and acquisitions, loan syndication, foreign exchange trading, security investment, strategic planning and portfolio management. He also provides an overall perspective of all facets of the Company’s business, financial condition and strategic direction.
Howard Hwasaeng Kim.   Mr. Kim has served as a director of the Bank and the Company since 2017. Mr. Kim is currently the Executive Vice President of the Company and President of the Bank. Mr. Kim also serves as Chief Lending Officer and Chief Operations Officer of both the Company and the Bank. In this role, he is responsible for leading and supervising the Bank’s lending department and the Bank’s deposit branches. Prior to his tenure at the Company, Mr. Kim has worked at the Korea Development Bank, a wholly state-owned policy bank in South Korea, from 1980 to 1991, where he was responsible for the bank’s accounting, loans and foreign exchange transactions. During his time at Korea Development Bank, Mr. Kim also worked in the bank’s securities company for six years as the accounting manager and branch manager. From 2000 to 2006, Mr. Kim worked as a loan officer and lending officers at various community banks in Georgia, until starting his position as the Chief Lending Officer of the Bank since Bank’s inception in 2006. Mr. Kim was appointed Executive Vice President and Chief Lending Officer of the Company in 2014, and President, Chief Lending Officer and Chief Operating Officer of the Bank in 2016. Mr. Kim graduated from the Hankook University of Foreign Studies with a Bachelor of Science Degree in Business Administration and later earned his Master’s Degree in Business Administration. Mr. Kim brings to our board strong leadership skills and a wide-ranging understanding of bank management from his thirty plus years of experience in banking, as well as valuable insights from the local business community.
William M. Hungeling.   Mr. Hungeling is the Chairman of our Audit and Compliance Committee and has served as a board member since the founding of the Bank in 2006. Mr. Hungeling is a certified public accountant who has owned his own CPA firm in Atlanta. Prior to starting his own firm, he had a distinguished career with the IRS for 14 years attaining the final position of Associate Chief of the Atlanta Appeals Office. Mr. Hungeling has been active in the Georgia Society of CPAs, Brookhaven Rotary Club, and serves in various church and charitable organizations. Mr. Hungeling received a Bachelor of Science in Business Administration from John Carrol University and a Masters Degree in Real Estate from Georgia State University. Mr. Hungeling’s significant accounting experience provides among other things in-depth knowledge of generally accepted accounting principles and auditing standards to the board as well as extensive understanding of corporate financial planning and he is particularly suited to serve as Chair of the Audit and Compliance Committee.
Francis Lai. Mr. Lai has served as a director of the Bank since 2010 and a director of the Company since the Company’s inception in 2014. Mr. Lai, a native of Malaysia, is currently the managing member of Goldfield Capital, LLC, an operator of commercial real estate ventures, a position he has held since 1996. Prior to 1984, Mr. Lai worked with Hock Hua Bank Berhad in Sabah, Malaysia and was a director of Summit Bank Corporation from 1984 to 2007. Mr. Lai previously served on the board of directors of the Chamblee Chamber of Commerce. Mr. Lai earned an Associates Degree in Economics from New York State University, and B.A. and M.B.A. degrees from Mercer University in Atlanta. Mr. Lai’s commercial real estate background and his prior experience as a bank director provides the board with valuable experience and insight into commercial real estate trends.
Don T.P. Leung.   Mr. Leung is the vice chairman of our board and has served as a director since the inception of the Bank in 2006. Mr. Leung has served as the Managing Member of Light Efficient Depot, LLC, an operator in energy efficient commercial lighting, from February 2012 to June 2015. Prior to his role with Light Efficient Depot, LLC, Mr. Leung established and managed an apparel company that developed private label apparels for 23 years. Mr. Leung graduated from University of Central Lancashire in United Kingdom with a degree in Marketing. Mr. Leung’s experience as managing member of Light Efficient Depot, LLC has given him leadership experience and business acumen that is beneficial to our board, especially as the chairman of the Bank’s credit risk management committee.
Feiying Lu.   Ms. Lu has served as a board member since the founding of the Bank in 2006. Ms. Lu has served as an internal controller with Imaex Trading Company, a wholesale frozen foods distributor, since 1997. In this role, she is responsible for preparing monthly financial reports, reviewing and analyzing data for assuring achievement of organization’s objectives in operational effectiveness and efficiency, and compliance matters. Ms. Lu received a Bachelor of Science Degree in Electronic Engineering from Shanghai University of Science and Technology. Ms. Lu’s experience as a controller and her relationship in the Chinese-American community provides our board with meaningful financial expertise and strengthens our ties to the Chinese-American community.
Young Park.   Mr. Park has served as a board member since the founding of the Bank in 2006. Mr. Park is the owner and President of Kani House Restaurants in the Atlanta area. Prior to opening his restaurant in 2004, Mr. Park was the owner and President of Fortune International Jewelry, a position he has held from 1986 to 2013. Mr. Park is a graduate of Inha University, South Korea, with a degree in mechanical engineering. Mr. Park’s experience as an owner of several business ventures as well as his relationship in the Korean-American community brings to our board valuable management skills and strengthens our ties to the Korean-American community.
Ajit A. Patel.   Mr. Patel is the Chairman of our Compensation Committee and has served as a board member since the founding of the Bank in 2006. Mr. Patel is the Managing Member of Amrit & Sons I, LLC and Relax Hospitality, LLC, positions he has held since 1999 and 2010, respectively, and he is also an owner and operator of two hotels in Pensacola, Florida. He has also served as a director and treasurer of Visit Pensacola, Inc. from 2014 to 2016. In addition, he has worked as a financial consultant at the Ayco Company from 1993 to 1997. Mr. Patel was educated in London at the City University where he graduated with honors in Economics and Accountancy. He also received a Masters Degree in Taxation from Georgia State University. Mr. Patel’s extensive experience as a managing member of two commercial real estate companies brings to our board strategic and operational depth as well as valuable perspective in the hospitality industry.
Frank S. Rhee.   Mr. Rhee has served as a board member since the founding of the Bank in 2006. Mr.  Rhee currently owns a web design and online marketing company which he founded in 2013. Prior to founding his own business, Mr. Rhee served as the Financial Manager for Trends Menswear from 1993 to 2013. In this role, he was in charge of overseeing the preparation of financial statements, bank records and expert reports. He also previously worked as an Assistant Controller for Manufacturers Hanover Bank in New York from 1990 to 1993, and as a junior auditor for the accounting firm of Ernst & Young from 1987 to 1989. Mr. Rhee graduated from New York University with a Bachelor of Science degree in Accounting. Mr. Rhee’s experience as a financial manager and assistant controller brings to our board valuable expertise in finance and management.
Sam Sang-Koo Shim.   Mr. Shim has served as a board member since the founding of the Bank in 2006. Mr. Shim is a certified public accountant, certified valuation analyst, and a certified government finance manager who owns and is the President of SKS Consulting, Inc., a CPA consulting firm that he founded in 2013. Prior to founding SKS Consulting, Inc., Mr. Shim served and retired as the Chief in the Bureau of General Accounting for the State Government of Illinois after 23 years. Mr. Shim graduated from the Business School of Seoul National University, Korea, and received a Masters Degree in Business Administration from Northern Illinois University and an M.S. Degree in Business from the University of Wisconsin at Madison. Mr. Shim is active in the Illinois CPA Society and American Institute of CPA Society, and National Association of Certified Valuation Analysts. Mr. Shim’s experience as a CPA, certified valuation analyst and a certified government finance manager brings to our board over 25 years of experience in accounting and valuation, as well as experience in executive management.
Executive Officers
The following table sets forth certain information regarding our executive officers, including their names, ages and positions:
Name	Age	Position
Nack Y. Paek	77	Chief Executive Officer of the Company and Executive Chairman of the Bank
Farid Tan	62	President and Chief Financial Officer of the Company and Chief Executive Officer and Chief Financial Officer of the Bank
Howard Kim	62	Executive Vice President of the Company and Chief Lending Officer, Chief Operating Officer and President of the Bank
S. Benton Gunter	78	Executive Vice President and Chief Administrative Officer of the Company and the Bank
The business experience of Mr. Gunter (the only executive officer who is also not a director of the Company) is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.
S. Benton Gunter.   Mr. Gunter was appointed as our Senior Vice President and Chief Operations Officer in March 2010 and was elected as Executive Vice President and Chief Administrative Officer in 2016. Mr. Gunter also served as the Chief Financial Officer of the Company and the Bank prior to July 2019. Mr. Gunter has more than 50 years of experience in financial services with large regional banks and community banks where he was responsible for all areas of banking operations, including administration, branch operations, deposit operations, financial reporting, compliance and audit. Prior to joining us, Mr. Gunter was the Senior Vice President and Chief Operations Officer at Atlanta Business Bank from 2001 to 2008. In his capacity as COO, his primary responsibilities included overseeing all of the accounting, financial, compliance and related functions as well as acting as the Secretary to the board of directors. Previously, he was the Senior Vice President and Controller of Century South Banks, Inc. from 1996 – 2001, Vice President and Area Operations Manager of Wachovia Bank of Georgia from 1992 to 1996 and Vice President and Regional Administration Officer of First National Bank of Atlanta from 1986 to 1992.

Corporate Governance Principles and Board Matters
Director Qualifications.   We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in areas relevant to our business. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill-sets, specific business background and global or international experience in the context of our needs and those of the board of directors.
Director Independence.   We have applied to list our common stock on the Nasdaq Global Select Market and, upon successful listing, we will be required to comply with the rules of the Nasdaq Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time following this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.
Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Messrs. Nack Paek, Farid Tan and Howard Kim, each of our current directors is an independent director, as defined under the applicable rules. The board determined that Messrs. Paek, Tan and Kim each do not qualify as an independent director because they are all executive officers of the Company and/or the Bank.
Board Leadership Structure.   The boards of directors of the Company and the Bank are comprised of the same individuals. Historically, our Company’s board of directors had four regular meetings, and our Bank’s board of directors had twelve regular meetings per year. All such meetings are led by our chairman of the board, Mr. Nack Y. Paek, who is also our Chief Executive Officer. As noted above, Mr. Paek has served in these positions since the Bank began operations in 2006. Mr. Paek’s primary duties are to lead our board of directors in establishing our overall vision and strategic plan and to lead our management in carrying out that plan. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board. Our board of directors endorses the view that one of its primary functions is to protect shareholders’ interests by providing independent oversight of management, including the Chief Executive Officer. However, the board of directors does not believe that mandating a particular structure, such as designating an independent lead director or having a separate Chairman of the board and Chief Executive Officer, is necessary to achieve effective oversight. As a result, our board of directors has not designated an independent lead director nor has it designated a separate Chairman of the board and Chief Executive Officer. Eight of the board’s eleven directors have been determined by our board of directors to be independent under the listing standards of the Nasdaq Stock Market. All directors, including the Chairman of the board, are bound by fiduciary obligations imposed by law, to serve the best interests of the shareholders. Accordingly, separating the offices of Chairman of the board and Chief Executive Officer would not serve to materially enhance or diminish the fiduciary duties of any director.
To further strengthen the oversight of the full board of directors, our independent directors hold executive sessions at which only independent directors are present. The executive sessions are scheduled in connection with regularly scheduled board meetings at least four times a year.
Code of Business Conduct and Ethics.   Our board of directors has adopted a Code of Business Conduct and Ethics that will be effective upon the consummation of this offering that applies to all of our directors and employees. The code will provide fundamental ethical principles to which these individuals are expected to adhere to and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, our Company. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.metrocitybank.com under the “Investor Relations” tab. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by Nasdaq Stock Market rules.

Compensation Committee Interlocks and Insider Participation.   None of the members of our Compensation Committee is or was an officer or employee of the Company. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.
Risk Management and Oversight.   The board of directors has ultimate authority and responsibility for overseeing our risk management. The board of directors monitors, reviews and reacts to material enterprise risks identified by management. The board receives specific reports from executive management on financial, credit, liquidity, interest rate, capital, operational, legal compliance and reputation risks and the degree of exposure to those risks. The board helps ensure that management is properly focused on risk by, among other things, reviewing and discussing the performance of senior management and business line leaders. Board committees have responsibility for risk oversight in specific areas. The Audit and Compliance Committee oversees financial, accounting and internal control risk management policies, and also oversees the risk and compliance programs, adherence to management policies and procedures, compliance with regulatory requirements and information technology strategies and activities. The Compensation Committee assesses and monitors risks in our compensation program. The Nominating and Governance Committee oversees the nomination and evaluation of the board and is responsible for overseeing our corporate governance principles. The Credit Risk Management Committee is primarily responsible for credit and other risks arising in connection with our lending activities, which includes overseeing management committees that also address these risks. The Asset Liability and Liquidity Management Committee monitors our interest rate risk, with the goal of structuring our asset-liability composition to maximize net interest income while minimizing the adverse impact of changes in interest rates on net interest income and capital.
Committees of the Board
Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit and Compliance Committee, the Compensation Committee, and the Nominating and Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles and bylaws.
Audit and Compliance Committee.   The Company has a separately designated standing Audit and Compliance Committee as required by the rules of the Nasdaq Stock Market. Our board has adopted a written charter for the Audit and Compliance Committee charter that sets out the responsibilities, authority and specific duties of the Audit and Compliance Committee. The Audit and Compliance Committee charter will be available on the Company’s website at www.metrocitybank.com under the “Investor Relations” tab upon completion of this offering.
The responsibilities of the Audit and Compliance Committee include the following:
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selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

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reviewing the independence of our independent auditors;

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reviewing actions by management on recommendations of the independent auditors and internal auditors;

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meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

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reviewing our earnings releases and reports filed with the SEC;

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reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

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reviewing and approving or ratifying related party transactions; and

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handling such other matters that are specifically delegated to the Audit and Compliance Committee by our board of directors from time to time.

Each member of the Audit and Compliance Committee meets the independence criteria as defined by applicable rules and regulations of the SEC for audit committee membership and is independent and is “financially sophisticated” as defined by the applicable rules and regulations of the Nasdaq Stock Market. The members of the Audit and Compliance Committee are William Hungeling (committee chair), Feiying Lu, Frank Rhee, Ajit Patel and Sam Shim.
The board of directors has determined that William M. Hungeling has: (i) an understanding of generally accepted accounting principles and financial statements; (ii) an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) an experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control over financial reporting; and (v) an understanding of audit committee functions.
Therefore, the board determined that William M. Hungeling meets the definition of  “audit committee financial expert” under the applicable rules and regulations of the SEC and is “financially sophisticated” as defined by the applicable rules and regulations of the Nasdaq Stock Market. The designation of a person as an audit committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933, as amended (the “Securities Act”). The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other audit committee member or any other director and does not affect the duties, obligations or liability of any other member of the Audit and Compliance Committee or board of directors.
Compensation Committee.   The Company has a separately designated Compensation Committee, which consists entirely of independent directors as defined by the applicable rules and regulations of the Nasdaq Stock Market. Our board has adopted a written charter for the Compensation Committee, which will be available on our website at www.metrocitybank.com under the “Investor Relations” tab upon completion of this offering. The Compensation Committee has the following responsibilities:
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annually review the Company’s competitive position for each component of the overall human resource and compensation plan (especially base salary, annual incentives, long term incentives, and supplemental executive benefit programs);

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review trends in compensation in all industries;

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annually review with the Chief Executive Officer, the Company’s compensation strategy to assure that the Chief Executive Officer and the management team (senior vice president and above) and their compensation is in relation to their contributions to the Company’s growth, profitability, and meeting strategic goals;

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annually review and recommend for approval to the board the overall performance and total compensation for the Chief Executive Officer, including agreed upon goals and objectives relevant to the Chief Executive Officer’s compensation, evaluate the performance of the Chief Executive Officer in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based upon this evaluation, taking into consideration the Company’s performance and relative shareholder return, and the value of similar incentive awards to Chief Executive Officers at comparable companies;

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annually review and recommend to the board the annual director’s compensation and any additional compensation for services on committees of the board, service as a committee or board chairman, meeting fees or any other benefit payable by virtue of the director’s position as a member of the board;

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evaluate and approve recommendations from the Chief Executive Officer regarding compensation and other employment related matters such as hiring, promotions, terminations or severance payments for all executive vice presidents, and post review of recommendations from the Chief Executive Officer regarding compensation and other employment related matters such as hiring, compensation, promotions, terminations or severance payments for all senior vice presidents;

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periodically review and recommend to the board all matters pertaining to broad based benefit plans of the Company, equity plans, senior management or director bonus plans and pension plans and performance based plans;

•
review, establish and modify, as it sees fit, all employment policies and procedures related to officers and directors;

•
administer the annual executive incentive compensation plan in a manner consistent with the Company’s compensation strategy including the following incentive plan elements: eligibility and participation; annual allocation and actual award of equity incentive grants paid to the Chief Executive Officer and the members of the management team; corporate financial goals as the relate to total compensation; total funds reserved for payment under the plan; and annual review of the incentive equity and cash management incentive plan;

•
recommend to the board for approval of the submission to shareholders of all new equity-related incentive plans, and administer the Company’s long term incentive programs in a manner consistent with the terms of the plans including the following: eligibility; vesting terms and conditions; and total shares reserved for grants;

•
annually review the Chief Executive Officer and management succession plan;

•
in consultation with management, oversee regulatory compliance with respect to compensation matters, including overseeing the Company’s policies on structuring compensation programs to preserve tax deductibility;

•
perform any other duties or responsibilities the board may expressly delegate to the committee from time to time on matters relating to the Company’s compensation programs; and

•
review and approve general employee welfare benefit plans and other plans on an as needed basis.

The members of the Compensation Committee are Ajit Patel (committee chair), William Hungeling, Francis Lai, Young Park and Sam Shim.
Nominating and Governance Committee.   The Company has a separately designated the Nominating and Governance Committee, which consists of entirely independent directors as defined by the applicable rules and regulations of the Nasdaq Stock Market. Our board has adopted a written charter for the Nominating and Governance Committee, which will be available on the Company’s website at www.metrocitybank.com under the “Investor Relations” tab upon completion of this offering.
The purposes of the Nominating and Governance Committee include the following responsibilities:
•
identifying individuals qualified to become board members;

•
recommend to the board director nominees for election at each annual meeting of shareholders or to fill vacancies on the board;

•
formulate and recommend for adoption by the full board a policy for consideration of nominees for election to the board who are recommended by shareholders of the Company;

•
consider candidates recommended by the shareholders of the Company in accordance with the board’s policy for such consideration;

•
consider the numerous qualifications and factors included in the Nominating & Governance Committee charter when evaluating and selecting potential new director;

•
evaluate board performance and annually review the appropriate skills and characteristics required of board members in the context of the current make-up or the board, including such factors as business and professional experience, diversity and personal skills in finance, real estate capital markets, government regulation, financial reporting and other areas that are expected to contribute to an effective board;

•
review the effectiveness, structure and operation of committees of the board and the qualifications of members of the board committees, and recommend to the board the directors to serve or be removed as members of each committee and to recommend additional committee members to fill any vacancies;

•
develop for board approval a set of corporate governance guidelines applicable to the Company and its subsidiary, periodically review and assess these and their application, and recommend to the board any changes that the Committee deems appropriate; and

•
develop for board approval the Company’s Code of Ethics and Business Conduct and periodically review and assess the codes and their application, and recommend to the board any changes that the committee deems appropriate.

The members of the Nominating and Governance Committee are Francis Lai (committee chair), Sam Shim, Ajit Patel, Feiying Lu and William Hungeling.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers (our named executive officers, or NEOs) during our fiscal years ended December 31, 2018 and 2017.
Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Nack Y. Paek Chief Executive Officer	2018	334,000	501,542	476,000	1,002,000	10,800	2,324,342
	2017	321,077	342,568	—	668,000	10,800	1,342,445
Farid Tan President and Chief Financial Officer	2018	334,000	501,542	476,000	1,002,000	10,800	2,324,342
	2017	321,077	342,568	—	668,000	10,800	1,342,445
Howard HwaSaeng Kim Executive Vice President, Chief Lending Officer and Chief Operating Officer	2018	281,000	228,585	476,000	843,000	10,800	1,899,385
	2017	266,231	244,276	—	562,000	10,800	1,083,307

(1)
Reflects base salaries paid for the respective calendar year.

(2)
Reflects the aggregate grant date fair value of restricted stock awards granted to the NEOs, based on the fair market value of a share of our common stock on the grant date, calculated in accordance with FASB Topic 718.

(3)
Reflects the aggregate grant date fair value of stock options granted to the NEOs, calculated in accordance with FASB Topic 718. The assumptions used in determining the grant date fair values of the stock options are set forth in the notes to our consolidated financial statements, which are included elsewhere in this prospectus.

(4)
Reflects cash incentive awards earned by the NEOs pursuant to our Executive Incentive Bonus Plan. Additional details regarding our Executive Incentive Bonus Plan are included below.

(5)
Reflects the car allowance provided to each NEO.

Employment Agreements with Named Executive Officers
We are party to an employment agreement with each of Messrs. Paek, Tan and Kim.
Term and Compensation.   Each of the employment agreements with Messrs. Paek, Tan and Kim provides for initial 3-year term that expire on August 21, 2022, respectively, with automatic renewals for additional one-year periods unless either party gives notice to the other of its intent not to renew the agreement within sixty (60) days prior to the renewal date. The employment agreements provide for an annual base salary and participation in all incentive, savings, retirement, and welfare benefit plans generally made available to our senior executive officers. Each of Messrs. Paek, Tan and Kim has an opportunity to earn an annual cash bonus based upon performance criteria established from time to time by the Board. In addition, pursuant to the terms of the employment agreements, each of Messrs. Paek, Tan and Kim is provided with a car allowance and we reimburse each executive for the cost of life insurance.
Severance Benefits.   If we terminate the executive other than for cause (as defined in the agreement) other than in connection with a change in control, then the executive will be entitled to receive severance equal to his then-current base salary, payable over twelve months, plus reimbursement of a portion of COBRA premiums during the period in which he is eligible for COBRA benefits (the amount of such reimbursement being equal to the employer-portion of the cost of health coverage had the executive remained employed with the Company), subject to the executive’s compliance with certain restrictive covenants. If we terminate the executive other than for cause or the executive resigns for good reason (as defined in the agreement), in either case within six months prior to, or one year following, a change in control, then the executive will be entitled to receive severance equal to two times his then-current base salary, payable over twelve months, plus reimbursement of a portion of COBRA premiums during the period in which the executive is eligible for COBRA benefits (the amount of such reimbursement being equal to the employer-portion of the cost of health coverage had the executive remained employed with the Company), subject to the executive’s compliance with certain restrictive covenants. Each of the employment agreements provides that if any payments or benefits would be subject to the excise tax imposed under Section 4999 of the tax code, then there will be a cut back of parachute payments to the extent necessary to avoid the imposition of the excise tax.
Restrictive Covenants.   Each of the employment agreements with Messrs. Paek, Tan and Kim contains confidentiality, non-competition and employee non-solicitation covenants that apply during the executive’s employment with us and for one year after his termination of employment.
Executive Incentive Bonus Plan
Each of our NEOs participated in our Executive Incentive Bonus Plan for 2018, which provides for short-term incentive payments (STIs). Each NEO was entitled to earn an STI payment based on achievement of return on equity targets (8.00% threshold) and core deposit growth (10% threshold) for 2018. Each NEO was eligible to earn an STI award expressed as a percentage of the total bonus pool (Mr. Paek, 30.0%; Mr. Tan, 30.0%; and Mr. Kim, 25.0%) established in an amount equal to a percentage of the Bank’s net after-tax income (3% based on achievement of the performance goals at threshold levels, up to a maximum of 10% based on achievement of the performance goals at maximum levels). Amounts earned up to 300% of the NEO’s base salary are paid in cash; amounts earned above 300% of the NEO’s base salary are paid in shares of restricted stock subject to three-year vesting.
Equity Awards Granted During 2018
On June 1, 2018, we granted each of Messrs. Paek, Tan and Kim 50,918, 50,918, and 29,298 shares of restricted stock awards, respectively. The restricted shares vested 25% on the date of grant, and the remaining restricted shares will vest 25% on each of the first three anniversaries of the date of grant, subject to the executive’s continued employment with us on each vesting date. The restricted shares were granted in satisfaction of STI payments that were earned in 2017 in excess of 200% of the NEO’s base salary.
On July 18, 2018, in in recognition of performance during 2017, we granted each of Messrs. Paek, Tan and Kim 80,000 stock options with an exercise price of  $12.70. The options will vest in three approximately equal installments on each of the first three anniversaries of the date of grant, subject to the executive’s continued employment with us on each vesting date. In 2017, each NEO agreed that the total STI bonus pool would be reduced by 20% and, in consideration thereof, the Board agreed to grant to each NEO 60,000 stock options with an exercise price of  $9.85 in November 2017. However, the 2006 Stock Option Plan expired in December 2016, and the 2018 Stock Option Plan was not approved until our 2018 annual shareholder meeting held on May 30, 2018. Accordingly, instead of receiving a grant of options in November 2017, each NEO received in July 2018 80,000 stock options with an exercise price of  $12.70, the fair market value of our common stock on the date of grant. The value of the 2018 grant had approximately the same value as the grant that would have been made in November 2017 had the 2006 Stock Option Plan not retired.
Equity Awards Granted During 2019
On June 1, 2019, we granted each of Messrs. Paek, Tan and Kim 17,402, 17,402, and 13,920 shares of restricted stock awards, respectively. The restricted shares vested 25% on the date of grant, and the remaining restricted shares will vest 25% on each of the first three anniversaries of the date of grant, subject to the executive’s continued employment with us on each vesting date. The restricted shares were granted in satisfaction of STI payments that were earned in 2018 in excess of 300% of the NEO’s base salary, as described above.

Outstanding Equity Awards at 2018 Fiscal Year-End
Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Nack Paek	—	80,000(1)	12.70	7/18/2028	17,178(2)	283,437
					31,956(3)	527,274
					38,188(4)	630,102
Farid Tan	—	80,000(1)	12.70	7/18/2028	17,178(2)	283,437
					31,956(3)	527,274
					38,188(4)	630,102
Howard HwaSaeng Kim	—	80,000(1)	12.70	7/18/2028	14,868(2)	245,322
					22,786(3)	375,969
					21,974(4)	362,571

(1)
The option awards vest thirty-three percent (33.3%) on each of July 18, 2019, July 18, 2020 and July 18,

2021.
(2)
The restricted shares vest on June 1, 2019.

(3)
The restricted shares vest fifty percent (50%) on each of June 1, 2019 and June 1, 2020.

(4)
The restricted shares vest thirty-three percent (33.3%) on each of June 1, 2019, June 1, 2020 and June 1, 2021.

(5)
Based upon the fair market value of our common stock as of December 31, 2018 ($16.50).

2018 Omnibus Incentive Plan
The Company adopted the MetroCity Bankshares, Inc. 2018 Stock Option Plan (the “Prior Option Plan”) effective as of April 18, 2018, and the Prior Option Plan was approved by the Company’s shareholders on May 30, 2018. The Prior Option Plan provided for awards of stock options to officers, employees and directors of the Company. The board of directors of the Company determined that it was in the best interests of the Company and its shareholders to amend and restate the Prior Option Plan to provide for the grant of additional types of awards. Acting pursuant to its authority under the Prior Option Plan, the board of directors approved and adopted the MetroCity Bankshares, Inc. 2018 Omnibus Incentive Plan (the “2018 Incentive Plan”), which constitutes the amended and restated version of the Prior Option Plan. The following is a brief summary of the material terms of the 2018 Incentive Plan.
Purpose.   The purpose of the 2018 Incentive Plan is to promote the success, and enhance the value, of the Company, by linking the personal interests of employees, officers, directors and consultants of the Company and its affiliates to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
Administration.   Our board of directors or one or more committees appointed by our board of directors will administer the 2018 Incentive Plan. For this purpose our board of directors has delegated general administrative authority for the 2018 Incentive Plan to the Compensation Committee.
Term.   The 2018 Incentive Plan became effective as of April 18, 2018. Unless earlier terminated by our board in accordance with its terms, the 2018 Incentive Plan shall continue in effect until the tenth anniversary of the effective date.

Eligibility.   Persons eligible to receive awards under the 2018 Incentive Plan include employees, officers, directors and consultants of the Company. The Compensation Committee determines from time to time the participants to whom awards will be granted.
Authorized Shares; Share Usage.   The maximum number of shares of common stock that may be issued or transferred pursuant to awards under the 2018 Incentive Plan is 2,400,000 shares, all of which may be issued pursuant to incentive stock options. If any shares of stock covered by an award granted under the 2018 Incentive Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2018 Incentive Plan with respect to the award will again be available for issuance pursuant to awards granted under the 2018 Incentive Plan. Shares withheld or tendered to satisfy the exercise price or tax withholding obligations related to an award will again be available for issuance pursuant to awards granted under the 2018 Incentive Plan.
Adjustments for Changes in Capitalization.   In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, the share authorization limits under the 2018 Incentive Plan will be adjusted proportionately, and our Compensation Committee will make adjustments that it deems appropriate to prevent dilution or enlargement of rights immediately resulting from such transaction.
Incentive Awards.   The 2018 Incentive Plan authorizes the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based awards, as well as other stock-based or cash-based awards. Any award may be paid or settled in cash. An option or SAR will expire, or other award will vest, in accordance with the schedule set forth in the applicable award agreement.
Stock Options.   A stock option is the right to purchase shares of common stock at a future date at a specified price per share generally equal to, but no less than, the fair market value of a share on the date of grant. Stock options may be designated under the tax code as nonstatutory stock options (which may be granted to all participants) or incentive stock options (which may be granted to officers and employees but not to non-employee directors or consultants). Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in a manner approved by the Compensation Committee.
Stock Appreciation Rights.   A Stock Appreciation Right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock the date on the date of grant.
Restricted Stock.   A restricted stock award is typically for a fixed number of shares of common stock that remain forfeitable unless and until specified conditions are met. Upon satisfaction of the applicable conditions, the holder of a restricted stock award may sell or transfer the shares.
Restricted Stock Units.   A restricted stock unit is an award that entitles the recipient to receive a share of our common stock or an amount of cash equal to the fair market value of a share of our common stock upon the satisfaction of applicable restrictions. Restricted stock units are similar to restricted stock; however restricted stock units are a promise to deliver shares or cash, while an award of restricted stock is a grant of actual shares of our common stock subject to transfer restrictions.
Performance-Based Awards.   A performance-based award is an award payable in cash or stock upon the attainment of specified performance goals (any award that may be granted under the 2018 Incentive Plan may be granted in the form of a performance-based award).
Acceleration Upon Death, Disability and Change in Control.   Upon the death or disability of a participant, or upon a change in control of our Company, outstanding options and SARs will become fully vested and exercisable; all time-based vesting restrictions on outstanding awards will lapse; and the payout level under outstanding performance-based awards will be determined based upon an assumed achievement of all relevant performance goals at the “target” level if the event occurs during the first half of the applicable performance period, or the actual level of achievement of all relevant performance goals if the event occurs during the second half of the applicable performance period, and, in either such case, there will be a prorata payout within 30 days following the event.

Discretionary Acceleration under Certain Circumstances.   Our compensation committee may in its sole discretion at any time determine that all or a portion of a participant’s awards will become fully vested and exercisable. Our compensation committee may discriminate among participants or among awards in exercising such discretion.
Transfer Restrictions.   Subject to certain exceptions, awards under the 2018 Incentive Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by him or her.
Termination of or Changes to the 2018 Incentive Plan.   Our board of directors may, in its discretion, amend, alter or terminate the 2018 Incentive Plan or any award outstanding under the 2018 Incentive Plan at any time and in any manner. Unless required by applicable law or listing agency rule, shareholder approval for any amendment will not be required. Unless previously terminated by our board of directors, the 2018 Incentive Plan will terminate on the tenth anniversary of its effective date. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment materially and adversely affects the holder.
Other retirement benefits
Other than benefits under our 401(k) plan, we have not provided our NEOs with any retirement or deferred compensation benefits.
2018 Compensation of Directors
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
William M. Hungeling	44,500	19,996	64,496
Francis Lai	45,000	19,996	64,996
Don T.P. Leung	46,000	19,996	65,996
Feiying Lu	41,750	19,996	61,746
Young Park	37,250	19,996	57,246
Ajit A. Patel	41,000	19,996	60,996
Frank S. Rhee	41,000	19,996	60,996
Sam Sang-Koo Shim	36,000	19,996	55,996

(1)
Reflects the aggregate grant date fair value of shares of restricted stock granted to our non-employee directors in 2018, based on the fair market value of a share of our common stock on the grant date, calculated in accordance with FASB Topic 718. On June 1, 2019, each of our non-employee directors received 2,030 shares of restricted stock. The restricted shares vested 25% on the date of grant, and the remaining restricted shares will vest 25% on each of the first three anniversaries of the date of grant, subject to the non-employee director’s continued service on our Board on each vesting date.

(2)
Other than the restricted shares disclosed herein, our non-employee directors did not hold any unvested stock awards or any option awards as of December 31, 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures Regarding Related Party Transactions
Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. There requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, which governs certain transactions by us with our affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by us to executive officers, directors and principal shareholders. We have adopted policies to comply with these regulatory requirements and restrictions.
In addition, our board of directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Stock Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Our related parties include our directors (including nominees for election as directors), executive officers, 5% shareholders and the immediate family members of these persons. Our Chief Executive Officer, in consultation with counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to our Audit and Compliance Committee for approval. In determining whether to approve a related party transaction, our Audit and Compliance Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.metrocitybank.com.
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the bank regulatory requirements.
As of June 30, 2019, our officers and directors as well as their immediate families and affiliated companies, taken as a group, were indebted directly and indirectly to us in the amount of approximately $6.4 million, while deposits from this group totaled approximately $3.3 million as of such date. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
Other Related Party Transactions
During 2018, the Bank leased its Norcross office from 5385 JC, LLC, where Mr. Nack Paek, the Chairman of the Company, serves as a managing member. In 2018, the Bank paid approximately $142,000 in lease payments to 5385 JC, LLC for the Norcross office. Management believes that the terms of the lease are no less favorable to the Company or the Bank than would have been achieved with an unaffiliated third party.
Other than the compensation arrangements with directors and executive officers described in “Executive Compensation” and the ordinary banking relationships and the lease payments to 5385 JC, LLC described above, none of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest, in any transactions to which we have been a party in which the amount involved exceeded or will exceed $120,000.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2019, and as adjusted to reflect the completion of this offering, for:
•
each of our directors;

•
each of our named executive officers; and

•
all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.
The percentage of beneficial ownership is based on 24,305,378 shares of our common stock outstanding as of June 30, 2019 and 25,305,378 shares to be outstanding after the completion of this offering (or 25,596,228 shares if the underwriters exercise their option in full to purchase additional shares).
Except as indicated below, the address for each shareholder listed in the table below is: MetroCity Bankshares, Inc., 5114 Buford Highway, Doraville, Georgia 30340.
	Prior to this offering		After this offering
			Assuming underwriters’ option to purchase additional shares is not exercised		Assuming underwriters option to purchase additional shares is exercised in full
	Number of shares beneficially owned		Number of shares beneficially owned		Number of shares beneficially owned
Name	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
Directors and Named Executive Officers
S. Benton Gunter	1,218	*	1,128	*	1,218	*
William M. Hungeling(1)	839,666	3.45%	581,666	2.30%	581,666	2.27%
Howard Hwasaeng Kim(2)	580,990	2.39%	520,990	2.06%	520,990	2.04%
Francis Lai(3)	111,818	*	111,818	*	111,818	*
Don Leung(4)	1,276,498	5.25%	1,176,498	4.65%	1,176,498	4.60%
Feiying Lu(5)	1,831,178	7.53%	1,561,178	6.17%	1,561,178	6.10%
Nack Y. Paek(6)	1,286,926	5.29%	1,286,926	5.09%	1,286,926	5.03%
Young Park	818,266	3.37%	818,266	3.23%	818,266	3.20%
Ajit Patel(7)	1,020,906	4.20%	945,906	3.74%	945,906	3.70%
Frank S. Rhee	11,818	*	11,818	*	11,818	*
Sam Sang-Koo Shim	684,770	2.82%	600,770	2.37%	600,770	2.35%
Farid Tan(8)	763,614	3.14%	763,614	3.02%	763,614	2.98%
Directors and Executive Officers as a Group (12 Persons)	9,227,668	37.97%	8,380,668	33.12%	8,380,668	32.74%

(*)
Less than 1%

(1)
Includes 760,448 shares held by Hungeling Asset Management, LLC, a limited liability company where Mr. Hungeling is the managing member, 41,600 shares held by Morgan Stanley as custodian for William M. Hungeling IRA, and 25,200 shares held by Morgan Stanley as custodian for Donna M. Hungeling IRA. 140,618 shares have been pledged to secure a loan.

(2)
Includes 100,000 shares held by Mr. Kim’s wife and 26,666 stock options which will be exercisable on July 18, 2019.

(3)
Includes 64,000 shares held by Mr. Lai’s wife for his children.

(4)
Includes 1,005,752 shares held jointly by Mr. Leung and his wife, Evonne Leung, 28,664 shares held by the Entrust Group FBO of Evonne Leung IRA, 47,688 shares held by the Entrust Group FBO of Mr. Leung IRA, and 182,576 shares held by the Entrust Group FBO of Mr. Leung ROTH IRA.

(5)
Includes 1,819,360 shares held by LST Investment LLC, a limited liability company where Ms. Lu is the managing member.

(6)
Includes 20,000 shares held by Mr. Paek’s wife, Byungsook L. Paek, 28,000 shares held by Magna Properties, L.L.C., a limited liability company where Mr. Paek is the managing member, and 26,666 stock options which will be exercisable on July 18, 2019.

(7)
Includes 49,088 shares held by Mr. Patel’s wife, Alkaben Patel, and 360,000 shares held by Amrit and Sons I, LLC, a limited liability company where Mr. Patel is the managing member.

(8)
Includes 26,666 stock options which will be exercisable on July 18, 2019. 176,000 shares have been pledge to secure loans.

The following table provides information regarding the beneficial ownership of our common stock as of June 30, 2019, and as adjusted to reflect the completion of this offering, for each of our selling shareholders. The percentage of beneficial ownership is based on 24,305,378 shares of our common stock outstanding as of June 30, 2019 and 25,305,378 shares to be outstanding after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional shares, and 25,596,228 shares to be outstanding after the completion of this offering, assuming full exercise of the underwriters’ option to purchase additional shares of our common stock.
				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Shares Offered Number		If Option Not Exercised % (Approx.)	If Option Exercised in Full % (Approx.)
Name	Number	% (Approx.)		Number
Selling shareholders
EEE Holdings, LLC	520,000	2.14%	92,000	428,000	1.69%	1.67%
Hungeling Asset Management, LLC	839,666	3.45%	258,000	581,666	2.30%	2.27%
Howard Hwasaeng Kim	580,990	2.39%	60,000	520,990	2.06%	2.04%
Don TP Leung & Evonne Yun Yong Row-Leung	1,276,498	5.25%	100,000	1,176,498	4.65%	4.60%
LST Investment, LLC	1,831,178	7.53%	270,000	1,561,178	6.17%	6.10%
Ajit Patel	1,020,906	4.20%	75,000	945,906	3.74%	3.70%
Sam Sang-Koo Shim	684,770	2.82%	84,000	600,770	2.37%	2.35%
	6,754,008	27.79%	939,000	5,815,008	22.98%	22.72%

DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our restated articles of incorporation (“articles”) and amended and restated bylaws (“bylaws”), which will both be adopted immediately prior to the consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our articles and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
Our articles authorize the issuance of up to 40,000,000 shares of common stock, par value of one cent ($0.01) per share, and up to 10,000,000 shares of preferred stock, par value of one cent ($0.01) per share. At June 30, 2019, we had issued and outstanding 24,305,378 shares of our common stock, and no shares of preferred stock. We have reserved 2,472,372 shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that remain available for issuance under our 2006 Stock Option Plan and 2018 Incentive Plan.
Stock Dividend
On August 30, 2019, we effected a two-for-one stock split through a share dividend, whereby each holder of our common stock received one additional share of common stock for each share owned as of the record date of August 15, 2019. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.
Common Stock
Each share of common stock has the same rights, privileges and preferences as every other share of common stock, and there is no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.
Dividend Rights.   Subject to the rights of preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our board of directors.
Liquidation and Dissolution.   After the return of all funds to depositors and the payment of creditors and after distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto or the holders of capital notes, if any, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, as provided for in the Financial Institutions Code of Georgia and the GBCC, the holders of the common stock shall be entitled to receive all our remaining assets.
Voting Rights.   Each share of common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors. There is no cumulative voting in the election of directors. All matters, including the elections of directors, are determined by a majority of the votes cast at a properly called meeting of shareholders.
Absence of Preemptive Rights.   Our common stock does not have preemptive rights or other rights to subscribe for additional shares.
Stock Exchange Listing.   We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “MCBS.”
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock (subject to Nasdaq shareholder approval rules) and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:
•
general or special voting rights;

•
preferential liquidation rights;

•
preferential cumulative or noncumulative dividend rights;

•
redemption or put rights; and

•
conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•
adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•
discourage an unsolicited proposal to acquire us; or

•
facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and Georgia Law
Authorized but Unissued Capital Stock.   At June 30, 2019, we had 13,222,250 shares of authorized but unissued shares of common stock, including 2,472,372 shares of common stock reserved for issuance upon the exercise of outstanding stock options. We also have 10,000,000 shares of authorized but unissued shares of preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval (subject to Nasdaq shareholder approval rules). These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Number and Classification of Directors.   Our articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by the board of directors, but in no event shall the number of directors be less than five (5) nor more than twenty-five (25). The board of directors is divided into three classes so that each director serves for a term expiring at the third succeeding annual meeting of shareholders after their election with each director to hold office until his or her successor is duly elected and qualified. The classification of directors, together with the provisions in the articles of incorporation and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable, and three meetings, rather than one, would be required to replace the entire board.
Limitation on Right to Call a Special Meeting of Shareholders.   Our bylaws provide that special meetings of shareholders may only be called by our Chairman of the Board, our Chief Executive Officer, our President or by the affirmative vote of our board of directors.
Advance Notice Provisions.   In connection with this offering, our bylaws will establish an advance notice procedure for shareholder proposals to be brought before a meeting of our shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given to our Secretary timely written notice in proper form, of the shareholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by our board of directors, or the committee of our board of directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.
To be timely, notice of nominations or other business to be brought before any meeting must be delivered to, or mailed or received by, the Secretary by the ninetieth (90th) day, and not earlier than the one hundred twentieth (120th) day, prior to the anniversary date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is called for a date more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice must be delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual meeting.
The notice of any shareholder proposal or nomination for election as director must set forth various information required under the bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on our books (if they so appear) and the class and number of shares of our capital stock that are beneficially owned by them.
Filling of Board Vacancies; Removals.   Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors even if the number of directors then in office is less than a quorum.
New or Amendment of the Bylaws.   New bylaws may be adopted or the bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors; provided, however, that if such action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of the meeting.
Voting Provisions.   Our articles provide for a heightened voting threshold to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least two-thirds (2∕3) of the issued and outstanding shares of the Company entitled to vote.
Elimination of Liability and Indemnification.   Our articles of incorporation provide that a director of the Company will not incur any personal liability to us or our shareholders for monetary damages for certain breaches of fiduciary duty as a director. A director’s liability, however, is not eliminated with respect to (i) any appropriation, in violation of his or her duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived an improper personal benefit, or, (iv) any unlawful distributions under certain provisions of state law. Our articles of incorporation and bylaws also provide, among other things, for the indemnification of our directors, officers and agents, and authorize our board of directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for us within the scope of his or her employment (subject to certain limitations). We have obtained director and officer liability insurance covering all of our and the Bank’s officers and directors.
The foregoing is qualified in its entirety by reference to our articles of incorporation and bylaws, both of which are on file with the SEC.
Transfer Agent
The Company’s transfer agent is Computershare, 462 South 4th Street, Louisville, KY 40202.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been a limited public market for our common stock on the OTCQX Market. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have 25,305,378 shares of common stock outstanding, or 25,596,228 shares assuming the exercise of the underwriters’ option to purchase additional shares in full. All of the 1,939,000 shares of common stock (or 2,229,850 shares of common stock if the underwriters exercise their option to purchase additional shares in full) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. The remaining shares of our issued and outstanding common stock will be “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately 253,054 shares immediately after this offering (or approximately 255,962 shares if the underwriters exercise their option in full to purchase additional shares); or

•
the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or such other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Statement on Form S-8
In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of 2,400,000 shares of our common stock reserved for future issuance under our equity incentive plans, as described further under “Executive Compensation — Equity-Based Plans.” That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.
Lock-up Agreements
We, each of our directors and executive officers and certain other shareholders, who will own in the aggregate approximately 9,699,468 shares, or approximately 38.33% of our common stock after the completion of this offering (assuming that the underwriters do not exercise their option to purchase additional shares), have agreed, subject to certain de minimis exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Keefe, Bruyette & Woods, Inc., on behalf of the underwriters. See “Underwriting.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on the provisions of the Internal Revenue Code, the applicable United States federal income tax regulations promulgated under the Code (the “Treasury Regulations”) and judicial and administrative authority as of the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought and do not plan to seek any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions. This summary does not consider the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, United States expatriates or United States expatriated entities, those who are subject to the United States anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as capital assets (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code. Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.
You are a “non-U.S. holder” if you are a beneficial owner of our common stock for United States federal income tax purposes that is:
(1)
a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

(2)
a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);

(3)
an estate other than an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

(4)
a trust other than a trust: (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity or arrangement holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.
Distributions
Distributions of cash or property (other than certain stock distributions) with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes as of the end of the taxable year of the distribution. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced (but not below zero) by the amount of such prior tax-free returns of capital.
Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% gross rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. We may withhold up to 30% of the gross amount of the entire distribution, even if greater than the amount constituting a dividend (as described in the paragraph above), to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a refund claim is timely filed with the IRS.
Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% gross rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or our paying agent:
•
a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•
if our common stock is held through certain foreign intermediaries or foreign partnerships, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury Regulations.

This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.
If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.
If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from such dividends, provided that you have furnished to us or our paying agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:
•
you are a non-U.S. person; and

•
the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends, although not subject to withholding tax, are taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% gross rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Shares of Common Stock
Subject to the discussions below regarding backup withholding and FATCA, if you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock, and certain other conditions are met.
If you are an individual described in (i) above, you will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, which may be offset by certain United States source capital losses, if any, recognized in the taxable year of the disposition of our common stock. If you are a non-U.S. holder described in (ii) above, gain recognized on the sale will generally be subject to United States federal income tax at graduated United States federal income tax rates on a net income basis and in generally the same manner as if the non-U.S. holder were a U.S. person as defined in the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty. We believe, although we have not made a determination, that we are not currently and will not become a USRPHC.
Information Reporting and Backup Withholding
Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Internal Revenue Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.
Payment of the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain U.S.-related entities and financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Internal Revenue Code, that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.
Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against the non-U.S. holder’s United States federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.
FATCA Withholding
The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions,” or “FFIs,” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.
As a general matter, FATCA imposes a 30% withholding tax on dividends on our common stock if paid to a foreign entity unless (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of an FFI that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement; (ii) the foreign entity is not an FFI and either certifies that it does not have any “substantial” U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign entity qualifies for an exemption from these rules. In certain cases, a “substantial” United States owner can mean an owner of any interest in the foreign entity.
On December 13, 2018, the IRS and the Treasury Department issued proposed regulations that provide certain guidance and relief from the regulatory burden associated with FACTA, or the Proposed Regulations. The Proposed Regulations provide that the gross proceeds from a disposition of stock, such as our common stock, is no longer subject to the 30% withholding tax under FATCA. With limited exceptions, the IRS and the Treasury Department provide that taxpayers can generally rely on the Proposed Regulations until final regulations are issued.
If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would be exempt from withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).
Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership, and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

UNDERWRITING
Keefe, Bruyette & Woods, Inc. is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling shareholders and the representative, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
Hovde Group, LLC
Total	1,939,000
The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ option to purchase additional shares described in this prospectus, unless and until the underwriters exercise such option. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, in each case, on the terms set forth therein.
The underwriting agreement provides that the underwriters’ obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including (among other things):
•
the representations and warranties made by us and the selling shareholders to the underwriters are true;

•
there is no material adverse change in the financial markets; and

•
we and the selling shareholders deliver customary closing documents and legal opinions to the underwriters.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Commissions and Expenses
The representative has advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of  $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholders. The information in the table below assumes either no exercise or full exercise by the underwriters of their option to purchase 290,850 additional shares.

	Per Share	Without Option	With Full Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to selling shareholders, before expenses	$	$	$
The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $1.4 million payable by us and the selling shareholders. We and the selling shareholders have also agreed to reimburse the underwriters for up to $15,000 of certain fees and expenses incurred by them in connection with this offering and this amount is included in the estimated total expenses.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 290,850 additional shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus. If the underwriters exercise this option to purchase additional shares, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors, selling shareholders, and certain other existing security holders, subject to certain de minimis exceptions, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Keefe, Bruyette & Woods, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common stock,

•
sell any option or contract to purchase any common stock,

•
purchase any option or contract to sell any common stock,

•
grant any option, right or warrant for the sale of any common stock,

•
lend or otherwise dispose of or transfer any common stock,

•
request or demand that we file a registration statement related to the common stock, or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing on the Nasdaq Global Select Market
Our common stock is presently quoted on the OTC Market Group’s OTCQX Market under the symbol “MCBS.” We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “MCBS.” Assuming that our common stock is listed for trading on the Nasdaq Global Select Market, the quoting of our shares on the OTCQX Market will be discontinued upon or prior to the completion of this offering.

The initial public offering price will be determined through negotiations among us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•
our financial information,

•
the history of, and the prospects for, our company and the industry in which we compete,

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•
the present state of our development, and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market does not currently exist for our shares of common stock on the OTCQX Market and an active trading market for our shares may not develop in the event our shares are approved for listing on the Nasdaq Global Select Market. It is also possible that after this offering the shares of our common stock will not trade in the public market at or above the initial public offering price or the price at which our shares of common stock have historically quoted on the OTCQX Market.
Price Stabilization, Short Positions and Penalty Bids
To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:
•
Stabilizing transactions;

•
Short sales; and

•
Purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Passive Market Making
In addition, in connection with this offering the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Select Market may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M promulgated under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.
Other Relationships with the Underwriters
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS
The validity of the shares of common stock being offered by this prospectus will be passed upon for us and the selling shareholders by Alston & Bird LLP. The underwriters are represented by Hunton Andrews Kurth LLP.
EXPERTS
The consolidated financial statements as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.
Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.
We also maintain an internet site at www.metrocitybank.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS

METROCITY BANKSHARES, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2019 (unaudited) and December 31, 2018 (audited)
(Dollar amounts in thousands)
	June 30, 2019	December 31, 2018
ASSETS
Cash and due from banks	$151,117	$130,263
Federal funds sold	5,966	8,164
Cash and cash equivalents	157,083	138,427
Securities purchased under agreements to resell	15,000	15,000
Securities available for sale (at fair value)	17,846	18,888
Loans, less allowance for loan losses of $6,483 and $6,645, respectively	1,181,936	1,136,930
Loans held for sale	69,686	56,865
Accrued interest receivable	5,290	4,957
Federal Home Loan Bank stock	1,292	1,163
Premises and equipment, net	14,465	14,391
Operating lease right-of-use asset	12,783	—
SBA servicing asset, net	8,682	8,446
Mortgage servicing asset, net	16,771	14,934
Bank owned life insurance	19,982	19,749
Other assets	3,693	2,900
Total assets	$1,524,509	$1,432,650
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing demand	$309,343	$299,182
Interest-bearing	986,844	945,050
Total deposits	1,296,187	1,244,232
Other borrowings	3,585	4,257
Operating lease liability	13,253	—
Accrued interest payable	1,415	1,251
Other liabilities	25,752	14,302
Total liabilities	1,340,192	1,264,042
Shareholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized, 24,305,378 and 24,258,062 shares issued and outstanding	243	242
Additional paid-in capital	39,096	39,915
Retained earnings	144,989	128,555
Accumulated other comprehensive loss	(11)	(104)
Total shareholders’ equity	184,317	168,608
Total liabilities and shareholders’ equity	$1,524,509	$1,432,650
See accompanying notes to unaudited consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Six Months Ended June 30, 2019 and 2018 (unaudited)
(Dollar amounts in thousands, except per share data)
	2019	2018
Interest and dividend income:
Loans, including fees	$38,998	$33,977
Other investment income	1,364	921
Federal funds sold	318	192
Total interest income	40,680	35,090
Interest expense:
Deposits	10,502	5,644
FHLB advances and other borrowings	126	629
Total interest expense	10,628	6,273
Net interest income	30,052	28,817
Provision for loan losses	—	871
Net interest income after provision for loan losses	30,052	27,946
Noninterest income:
Service charges on deposit accounts	517	520
Other service charges, commissions and fees	5,457	4,876
Gain on sale of residential mortgage loans	3,553	2,351
Mortgage servicing income, net	4,654	5,966
SBA servicing income, net	2,180	1,912
Gain on sale of SBA loans	2,892	3,418
Other income	279	317
Total noninterest income	19,532	19,360
Noninterest expense:
Salaries and employee benefits	12,353	10,571
Occupancy	2,386	1,878
Data processing	520	430
Advertising	313	311
Federal deposit insurance	192	218
Other expenses	4,234	4,262
Total noninterest expense	19,998	17,670
Income before provision for income taxes	29,586	29,636
Provision for income taxes	7,894	7,891
Net income available to common shareholders	$21,692	$21,745
Earnings per share:
Basic	$0.90	$0.90
Diluted	$0.89	$0.89
See accompanying notes to unaudited consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2019 and 2018 (unaudited)
(Dollar amounts in thousands)
	2019	2018
Net income	$21,692	$21,745
Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available for sale arising during the period	119	(77)
Tax effect	(26)	3
Other comprehensive income (loss)	93	(74)
Comprehensive income	$21,785	$21,671
See accompanying notes to unaudited consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2019 and 2018 (unaudited)
(Dollar amounts in thousands)
	Common Stock(1)		Additional Paid-in Capital(1)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
Balance, January 1, 2018	24,074,882	$240	$38,418	$96,525	$(68)	$135,115
Stock based compensation expense	—	—	349	—	—	349
Vesting of restricted stock	166,324	2	(2)	—	—	—
Net income	—	—	—	21,745	—	21,745
Impact of adoption of new accounting standard(2)	—	—	—	(13)	13	—
Other comprehensive loss	—	—	—	—	(74)	(74)
Dividends on common stock ($0.18 per share)	—	—	—	(4,384)	—	(4,384)
Balance, June 30, 2018	24,241,206	242	38,765	113,873	(129)	152,751
Balance, January 1, 2019	24,258,062	$242	$39,915	$128,555	$(104)	$168,608
Stock based compensation expense	—	—	667	—	—	667
Vesting of restricted stock	157,316	2	(2)	—	—	—
Repurchase and retirement of common stock	(110,000)	(1)	(1,484)	—	—	(1,485)
Net income	—	—	—	21,692	—	21,692
Impact of adoption of new accounting standard(3)	—	—	—	(362)	—	(362)
Other comprehensive income	—	—	—	—	93	93
Dividends on common stock ($0.20 per share)	—	—	—	(4,896)	—	(4,896)
Balance, June 30, 2019	24,305,378	$243	$39,096	$144,989	$(11)	$184,317

(1)
Adjusted to reflect 2-for-1 common stock split effected on August 30, 2019.

(2)
Represents the impact of the adoption of Accounting Standards Update (“ASU”) No. 2018-02: Income Statement — Reporting Comprehensive Income (Topic 220)

(3)
Represents the impact of the adoption of Accounting Standards Update (“ASU”) No. 2016-02: Leases

See accompanying notes to unaudited consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2019 and 2018 (unaudited)
(Dollar amount in thousands)
	2019	2018
Cash flow from operating activities:
Net income	$21,692	$21,745
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation, amortization and accretion	1,349	419
Provision for loan losses	—	871
Stock based compensation expense	667	349
Loss on sale of foreclosed real estate	—	(33)
Origination of residential real estate loans held for sale	(273,864)	(273,752)
Proceeds from sales of residential real estate loans	264,596	233,077
Gain on sale of residential mortgages	(3,553)	(2,351)
Origination of SBA loans held for sale	(60,867)	(59,512)
Proceeds from sales of SBA loans held for sale	63,759	62,929
Gain on sale of SBA loans	(2,892)	(3,418)
Increase in cash value of bank owned life insurance	(233)	(242)
Increase in accrued interest receivable	(333)	(279)
(Increase) decrease in SBA servicing rights	(236)	52
Increase in mortgage servicing rights	(1,837)	(4,393)
(Increase) decrease in other assets	(818)	3,523
Increase in accrued interest payable	164	179
Increase in other liabilities	10,731	6,395
Net cash flow provided (used) by operating activities	18,325	(14,441)
Cash flow from investing activities:
Increase in loans, net	(45,006)	(26,871)
Proceeds from maturities, calls or paydowns of securities available for sale	1,143	512
(Purchase) redemption of Federal Home Loan Bank stock	(129)	4,504
Purchases of premises and equipment	(579)	(1,443)
Proceeds from sales of foreclosed real estate owned	—	904
Net cash flow used by investing activities	(44,571)	(22,394)
Cash flow from financing activities:
Dividends paid – common stock	(4,896)	(4,384)
Repurchase of common stock	(1,485)	—
Increase in deposits, net	51,955	143,314
Decrease in other borrowings, net	(672)	(629)
(Repayments) proceeds from Federal Home Loan Bank advances	—	(110,000)
Net cash flow provided by financing activities	44,902	28,301
Net change in cash and cash equivalents	18,656	(8,534)
Cash and cash equivalents at beginning of period	138,427	95,833
Cash and cash equivalents at end of period	$157,083	$87,299
Supplemental schedule of noncash investing and financing activities:
Transfer of loan principal and accrued interest to foreclosed real estate, net of write-downs	$—	$261
Initial recognition of operating lease right-of-use assets	$13,610	$—
Initial recognition of operating lease liabilities	$14,011	$—
Supplemental disclosures of cash flow information – Cash paid during the year for:
Interest	$10,464	$6,094
Income taxes	$6,340	$5,220
See accompanying notes to unaudited consolidated financial statements

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements include the accounts of MetroCity Bankshares, Inc. (“Company”) and its wholly-owned subsidiary. The Company owns 100% of Metro City Bank (the “Bank”). The “Company” or “our,” as used herein, includes Metro City Bank.
These unaudited consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) followed within the financial services industry for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information or notes required for complete financial statements.
The Company principally operates in one business segment, which is community banking.
In the opinion of management, all adjustments, consisting of normal and recurring items, considered necessary for a fair presentation of the consolidated financial statements for the interim periods have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to current year presentation. These reclassifications did not have a material effect on previously reported net income, shareholders’ equity or cash flows.
Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018.
The Company’s significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2018. There were no new accounting policies or changes to existing policies adopted during the first six months of 2019 which had a significant effect on the Company’s results of operations or statement of financial condition. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.
Contingencies
Due to the nature of their activities, the Company and its subsidiary are at times engaged in various legal proceedings that arise in the course of normal business, some of which were outstanding as of June 30, 2019. Although the ultimate outcome of all claims and lawsuits outstanding as of June 30, 2019 cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material adverse effect on the Company’s results of operations or financial condition.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 amends the existing standards for lease accounting effectively requiring that most leases be carried on the balance sheets of the related lessees by requiring them to recognize a right-of-use asset and a corresponding lease liability. ASU 2016-02 includes qualitative and quantitative disclosure requirements intended to provide greater insight into the nature of an entity’s leasing activities. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those annual periods, resulting in no adjustment to amounts reported in prior periods. The Company adopted ASU 2016-02 during the first quarter of 2019 and elected the optional transition method. The Company also elected the package of practical expedients provided in the guidance which permits the Company to not reassess under the new standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the hindsight practical expedient to determine lease term and in assessing impairment of the Company’s right-of-use asset. The adoption of ASU 2016-02 resulted in the recognition of a right-of-use asset of  $13.6 million, a lease liability of  $14.0 million, and a cumulative effect decrease to retained earnings of  $362,000. See Note 6 — Operating Leases for additional information.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION  (Continued)

Recently Issued Accounting Pronouncements Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this update modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The update is effective for interim and annual periods in fiscal years beginning after December 31, 2019, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2020 permitted for new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and similar instruments) and net investments in leases recognized by a lessor. For debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively. Existing purchased credit impaired (PCI) assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. The assets will be grossed up for the allowance of expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance. Adoption is effective for interim and annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company has selected a software solution supported by a third-party vendor to be used in developing an expected credit loss model compliant with ASU 2016-13 and will continue to evaluate the impact of this new accounting standard through its effective date.
The Company has further evaluated other Accounting Standards Updates issued during 2019 but does not expect updates other than those summarized above to have a material impact on the consolidated financial statements.
NOTE 2 — SECURITIES AVAILABLE FOR SALE
The amortized costs, gross unrealized gains and losses, and estimated fair values of securities available for sale as of June 30, 2019 and December 31, 2018 are summarized as follows:
	June 30, 2019
(Dollars in thousands)	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government entities and agencies	$14,280	$—	$—	$14,280
States and political subdivisions	1,247	22	—	1,269
Mortgage-backed GSE residential	2,350	—	(53)	2,297
Total	$17,877	$22	$(53)	$17,846

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SECURITIES AVAILABLE FOR SALE  (Continued)

	December 31, 2018
(Dollars in thousands)	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government entities and agencies	$15,183	$—	$—	$15,183
States and political subdivisions	1,248	—	(35)	1,213
Mortgage-backed GSE residential	2,607	—	(115)	2,492
Total	$19,038	$—	$(150)	$18,888
The amortized costs and estimated fair values of investment securities available for sale at June 30, 2019, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Securities Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$608	$608
Due after one year but less than five years	2,858	2,858
Due after five years but less than ten years	4,620	4,642
Due in more than ten years	7,441	7,441
Mortgage-backed GSE residential	2,350	2,297
Total	$17,877	$17,846
There were no securities pledged as of June 30, 2019 and December 31, 2018 to secure public deposits and repurchase agreements.
Included in shareholders’ equity at June 30, 2019 and 2018 and December 31, 2018 are $31,000, $180,000 and $150,000, respectively, of unrealized losses on investment securities available for sale, net of tax of  $20,000, $51,000 and $46,000, respectively.
Information pertaining to securities with gross unrealized losses at June 30, 2019 and December 31, 2018 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:
	June 30, 2019
	Twelve Months or Less		Over Twelve Months
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
States and political subdivisions	$—	$—	$—	$—
Mortgage-backed GSE residential	—	—	(53)	2,292
Total	$—	$—	$(53)	$2,292

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SECURITIES AVAILABLE FOR SALE  (Continued)

	December 31, 2018
	Twelve Months or Less		Over Twelve Months
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
States and political subdivisions	$(35)	$1,213	$—	$—
Mortgage-backed GSE residential	—	—	(115)	2,492
Total	$(35)	$1,213	$(115)	$2,492
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
At June 30, 2019, the three debt securities with unrealized losses have depreciated 2.25% from the Company’s amortized cost basis and have been in a loss position for greater than twelve months.
Mortgage-backed GSE residential.   The Company’s unrealized loss on three investments in residential GSE mortgage-backed securities was caused by interest rate increases. The contractual cash flows of the investment are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the security would not be settled at a price less than the amortized cost base of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has no immediate plans to sell the investment, and because it is not more likely than not that the Company will be required to sell the investment before recovery of their amortized cost base, which may be maturity, management does not consider this investment to be other-than-temporarily impaired at June 30, 2019.
NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES
Major classifications of loans at June 30, 2019 and December 31, 2018 are summarized as follows:
(Dollars in thousands)	June 30, 2019	December 31, 2018
Construction and development	$37,132	$42,718
Commercial real estate	420,332	396,598
Commercial and industrial	43,771	33,100
Consumer	1,936	2,804
Residential real estate	687,389	670,341
Other	351	153
Total loans receivable	1,190,911	1,145,714
Unearned income	(2,492)	(2,139)
Allowance for loan losses	(6,483)	(6,645)
Loans, net	$1,181,936	$1,136,930

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

The Company is not committed to lend additional funds to borrowers with non-accrual or restructured loans.
In the normal course of business, the Company may sell and purchase loan participations to and from other financial institutions and related parties. Loan participations are typically sold to comply with the legal lending limits per borrower as imposed by regulatory authorities. The participations are sold without recourse and the Company imposes no transfer or ownership restrictions on the purchaser.
The allowance for loan losses for the six months ended June 30, 2019, by portfolio segment, is as follows.
(Dollars in thousands)	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$235	$2,601	$380	$387	$3,042	$—	$—	$6,645
Charge-offs	—	—	(14)	(331)	—	—	—	(345)
Recoveries	—	11	—	172	—	—	—	183
Provision	(106)	(228)	221	(32)	123	1	21	—
Ending balance	$129	$2,384	$587	$196	$3,165	$1	$21	$6,483
Ending balance – individually evaluated for impairment	$—	$853	$91	$—	$—	$—	$—	$944
Ending balance – collectively evaluated for impairment	$129	$1,531	$496	$6	$3,165	$1	$21	$5,349
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$190	$—	$—	$—	$190
Loans:
Ending balance – individually evaluated for impairment	$1,360	$7,968	$952	$—	$7,661	$—	$—	$17,941
Ending balance – collectively evaluated for impairment	$35,158	$410,619	$42,686	$486	$679,728	$351	$—	$1,169,028
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$1,450	$—	$—	$—	$1,450
Ending balance	$36,518	$418,587	$43,638	$1,936	$687,389	$351	$—	$1,188,419

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

The allowance for loan losses for the six months ended June 30, 2018, by portfolio segment, is as follows:
(Dollars in thousands)	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$127	$2,135	$261	$1,167	$3,048	$3	$184	$6,925
Charge-offs	—	(14)	—	(1,374)	—	—	—	(1,388)
Recoveries	—	9	2	348	—	—	—	359
Provision	33	14	—	510	315	(2)	—	870
Ending balance	$160	$2,144	$263	$651	$3,363	$1	$184	$6,766
Ending balance – individually evaluated for impairment	$—	$703	$110	$—	$—	$—	$—	$813
Ending balance – collectively evaluated for impairment	$160	$1,441	$153	$—	$3,363	$1	$184	$5,302
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$651	$—	$—	$—	$651
Loans:
Ending balance – individually evaluated for impairment	$1,360	$6,988	$787	$—	$2,228	$—	$—	$11,363
Ending balance – collectively evaluated for impairment	$47,576	$368,747	$43,855	$198	$617,293	$155	$—	$1,077,824
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$5,042	$—	$—	$—	$5,042
Ending balance	$48,936	$375,735	$44,642	$5,240	$619,521	$155	$—	$1,094,229

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

The allowance for loan losses for the twelve months ended December 31, 2018, by portfolio segment, is as follows:
(Dollars in thousands)	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$127	$2,135	$261	$1,167	$3,048	$3	$184	$6,925
Charge-offs	—	(88)	(39)	(1,939)	—	—	—	(2,066)
Recoveries	—	22	—	527	—	—	—	549
Provision	108	532	158	632	(6)	(3)	(184)	1,237
Ending balance	$235	$2,601	$380	$387	$3,042	$—	$—	$6,645
Ending balance – individually evaluated for impairment	$117	$872	$110	$—	$—	$—	$—	$1,099
Ending balance – collectively evaluated for impairment	$118	$1,729	$270	$3	$3,042	$—	$—	$5,162
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$384	$—	$—	$—	$384
Loans:
Ending balance – individually evaluated for impairment	$1,360	$8,074	$986	$—	$1,722	$—	$—	$12,142
Ending balance – collectively evaluated for impairment	$40,928	$386,889	$32,040	$163	$668,619	$153	$—	$1,128,792
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$2,641	$—	$—	$—	$2,641
Ending balance	$42,288	$394,963	$33,026	$2,804	$670,341	$153	$—	$1,143,575
Impaired loans as of June 30, 2019 and December 31, 2018, by portfolio segment, are as follows:
(Dollars in thousands) June 30, 2019	Unpaid Total Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Construction and development	$1,360	$1,360	$—	$1,360	$—	$1,360
Commercial real estate	7,968	5,716	2,776	8,492	853	8,054
Commercial and industrial	952	289	666	955	91	962
Residential real estate	7,661	7,661	—	7,661	—	5,028
Total	$17,941	$15,026	$3,442	$18,468	$944	$15,404

(Dollars in thousands) December 31, 2018	Unpaid Total Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Construction and development	$1,360	$—	$1,360	$1,360	$117	$1,922
Commercial real estate	8,144	5,312	2,967	8,279	872	7,474
Commercial and industrial	986	302	684	986	110	1,165
Residential real estate	1,722	1,722	—	1,722	—	1,705
Total	$12,212	$7,336	$5,011	$12,347	$1,099	$12,266

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Cash and accrual basis interest income recognized on impaired loans was $248,000 and $145,000 for the six months ended June 30, 2019 and 2018, respectively.
A primary credit quality indicator for financial institutions is delinquent balances. Delinquencies are updated on a daily basis and are continuously monitored. Loans are placed on nonaccrual status as needed based on repayment status and consideration of accounting and regulatory guidelines. Nonaccrual balances are updated and reported on a daily basis. Following are the delinquent amounts, by portfolio segment, as of June 30, 2019 and December 31, 2018:
(Dollars in thousands) June 30, 2019	Current	30 – 89 Days	Accruing Greater than 90 Days	Total Accruing Past Due	Non-accrual	Total Financing Receivables
Construction and Development	$35,158	$—	$—	$—	$1,360	$36,518
Commercial Real Estate	411,356	3,285	—	3,285	3,946	418,587
Commercial and Industrial	42,951	21	—	21	666	43,638
Consumer	1,936	—	—	—	—	1,936
Residential Real Estate	675,867	3,861	—	3,861	7,661	687,389
Other	351	—	—	—	—	351
Total	$1,167,619	$7,167	$—	$7,167	$13,633	$1,188,419

(Dollars in thousands) December 31, 2018	Current	30 – 89 Days	Accruing Greater than 90 Days	Total Accruing Past Due	Non-accrual	Total Financing Receivables
Construction and Development	$42,288	$—	$—	$—	$—	$42,288
Commercial Real Estate	390,601	1,102	—	1,102	3,260	394,963
Commercial and Industrial	32,315	26	—	26	685	33,026
Consumer	2,804	—	—	—	—	2,804
Residential Real Estate	651,439	17,180	—	17,180	1,722	670,341
Other	153	—	—	—	—	153
Total	$1,119,600	$18,308	$—	$18,308	$5,667	$1,143,575
The Company utilizes a ten grade loan rating system for its loan portfolio as follows:
•
Loans rated Pass — Loans in these categories have low to average risk.

•
Loans rated Special Mention — The loan does not presently expose the Company to a sufficient degree of risk to warrant adverse classification, but does possess deficiencies deserving close attention.

•
Loans rated Substandard — Loans are inadequately protected by the current sound worth and paying capability of the obligor or of the collateral pledged, if any.

•
Loans rated Doubtful — Loans which have all the weaknesses inherent in loans classified Substandard, with the added characteristic that the weaknesses make collections or liquidation in full, or on the basis of currently known facts, conditions and values, highly questionable or improbable.

•
Loans rated Loss — Loans classified Loss are considered uncollectible and such little value that there continuance as bankable assets is not warranted.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Loan grades are monitored regularly and updated as necessary based upon review of repayment status and consideration of periodic updates regarding the borrower’s financial condition and capacity to meet contractual requirements.
The following presents the Company’s loans, included purchased loans, by risk rating based on the most recent information available:
(Dollars in thousands) June 30, 2019	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Total
Rating:
Pass	$35,158	$412,023	$42,686	$1,936	$678,531	$351	$1,170,685
Special Mention	—	—	—	—	—	—	—
Substandard	1,360	6,564	952	—	8,858	—	17,734
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$36,518	$418,587	$43,638	$1,936	$687,389	$351	$1,188,419

(Dollars in thousands) December 31, 2018	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Total
Rating:
Pass	$40,928	$383,857	$32,040	$2,804	$667,249	$153	$1,127,031
Special Mention	—	5,112	—	—	—	—	5,112
Substandard	1,360	5,994	986	—	3,092	—	11,432
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$42,288	$394,963	$33,026	$2,804	$670,341	$153	$1,143,575
Purchased Credit Impaired Loans:
The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. Loans are recorded under the scope of ASC 310-30 when it is deemed probable at acquisition that all contractually required payments will not be collected.
Loans within the scope of ASC 310-30 are initially recorded at fair value and are evaluated for impairment on an ongoing basis. As of June 30, 2019 and December 31, 2018, the Company had auto loan pools included within the consumer segment of loans outstanding that are accounted for under ASC 310-30 with a carrying value of  $1.5 million and $2.6 million, respectively. There was no remaining accretable yield for these loans at June 30, 2019 and December 31, 2018. At June 30, 2019 and December 31, 2018, the allowance for loan losses allocated on these loans was $190,000 and $384,000, respectively, as these loans are collectively evaluated for impairment. Interest income recognized on these loans was $49,000 and $190,000 for the six months ended June 30, 2019 and 2018, respectively.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Troubled Debt Restructures:
In this current real estate environment it has become more common to restructure or modify the terms of certain loans under certain conditions (i.e. troubled debt restructures or “TDRs”). In those circumstances it may be beneficial to restructure the terms of a loan and work with the borrower for the benefit of both parties, versus forcing the property into foreclosure and having to dispose of it in an unfavorable real estate market. When we have modified the terms of a loan, we usually either reduce or defer payments for a period of time. We have not forgiven any material principal amounts on any loan modifications to date. Non-performing TDRs are generally placed on non-accrual under the same criteria as all other loans.
TDRs as of June 30, 2019 and December 31, 2018 quantified by loan type classified separately as accrual and non-accrual are presented in the table below.
(Dollars in thousands) June 30, 2019	Accruing	Nonaccrual	Total
Commercial real estate	$3,130	$777	$3,907
Commercial and industrial	—	9	9
Total	$3,130	$786	$3,916

(Dollars in thousands) December 31, 2018	Accruing	Nonaccrual	Total
Commercial real estate	$3,298	$—	$3,298
Commercial and industrial	—	13	13
Total	$3,298	$13	$3,311
Our policy is to return non-accrual TDR loans to accrual status when all the principal and interest amounts contractually due, pursuant to its modified terms, are brought current and future payments are reasonably assured. Our policy also considers payment history of the borrower, but is not dependent upon a specific number of payments. The Company recorded a specific reserve of  $445,000 and $523,000, as of June 30, 2019 and December 31, 2018, respectively, and recognized no partial charge offs on the TDR loans described above during the six months ended June 30, 2019 and 2018. TDR commercial real estate loans totaling $777,000 defaulted during the six months ended June 30, 2019. These defaults did not have a material impact on the Company’s allowance for loan loss. There were no TDRs which defaulted during the six months ending June 30, 2018.
During the six months ended June 30, 2019, we modified one commercial real estate loan. The total recorded investment in the modified loan as of June 30, 2019 was $648,000. During the year ended December 31, 2018, we modified one commercial real estate loan. The total recorded investment in the modified loan as of December 31, 2018 was $503,000. The modification of these loans did not result in a permanent reduction of the recorded investment in the loan, but did result in a payment deferment period on the loans. At June 30, 2019, the Company did not have any commitments to lend additional funds to debtors whose terms have been modified in troubled restructurings.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Loans are modified to minimize loan losses when we believe the modification will improve the borrower’s financial condition and ability to repay the loan. We typically do not forgive principal. We generally either defer, or decrease monthly payments for a temporary period of time. A summary of the types of concessions for loans classified as troubled debt restructurings are presented in the table below:
(Dollars in thousands) Type of Concession	June 30, 2019	December 31, 2018
Deferral of payments	$648	$—
Extension of maturity date	3,268	3,311
Total TDR loans	$3,916	$3,311
The following table presents loans by portfolio segment modified as TDRs and the corresponding recorded investment, which includes accrued interest and fees, as of June 30, 2019 and December 31, 2018:
(Dollars in thousands) Type	June 30, 2019		December 31, 2018
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	7	$4,408	6	$3,527
Commercial and industrial	1	9	1	116
Total	8	$4,417	7	$3,643
NOTE 4 — SBA AND USDA LOAN SERVICING
The Company sells the guaranteed portion of certain SBA and USDA loans it originates and continues to service the sold portion of the loan. The portion of the loans sold are not included in the financial statements of the Company. As of June 30, 2019 and December 31, 2018, the unpaid principal balances of serviced loans totaled $443.8 million and $431.2 million, respectively.
Activity for SBA loan servicing rights are as follows:
(Dollars in thousands)	June 30, 2019	December 31, 2018	June 30, 2018
Beginning of period	$8,419	$9,329	$9,329
Additions	579	350	178
Disposals	(355)	(1,260)	(224)
End of period, fair value	$8,643	$8,419	9,283
Fair value at June 30, 2019 and December 31, 2018 was determined using discount rates ranging from 5.99% to 12.28% and 8.78% to 14.56%, and prepayment speeds ranging from 8.74% to 14.60% and 6.82% to 12.87%, depending on the stratification of the specific right. Average default rates are based on the industry average for the applicable NAICS/SIC code.
The aggregate fair market value of the interest only strips included in SBA servicing assets was $39,000 and $27,000 at June 30, 2019 and December 31, 2018, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type and interest rate, were used to stratify the originated loan servicing rights. No valuation allowances are recorded against capitalized servicing rights or interest only strips as of June 30, 2019 and December 31, 2018.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RESIDENTIAL MORTGAGE LOAN SERVICING
Residential mortgage loans serviced for others are not reported as assets. The outstanding principal of these loans at June 30, 2019 and December 31, 2018 was $1.02 billion and $804.2 million, respectively.
Activity for mortgage loan servicing rights are as follows:
(Dollars in thousands)	June 30, 2019	December 31, 2018	June 30, 2018
Beginning of period	$14,934	$6,843	$6,843
Additions	3,512	10,253	5,235
Amortization expense	(1,675)	(2,162)	(841)
End of period, carrying value	$16,771	$14,934	$11,237
The fair value of servicing rights was $17.0 million and $16.5 million at June 30, 2019 and December 31, 2018, respectively. Fair value at June 30, 2019 was determined by using a discount rate of 14%, prepayment speeds of 18%, and a weighted average default rate of 0.92%. Fair value at December 31, 2018 was determined using discount rates ranging from 11% to 14%, prepayment speeds of 15%, and a weighted average default rate of 0.88%.
NOTE 6 — OPERATING LEASES
The Company has entered into various operating leases for certain branch locations with terms extending through July 2028. Generally, these leases have initial lease terms of ten years or less. Many of the leases have one or more renewal options which typically are for five years at the then fair market rental rates. We assessed these renewal options using a threshold of reasonably certain. For leases where we were reasonably certain to renew, those option periods were included within the lease term, and therefore, the measurement of the right-of-use (ROU) asset and lease liability. None of our leases included options to terminate the lease and none had initial terms of 12 months or less (i.e. short-term leases). Operating leases in which the Company is the lessee are recorded as operating lease ROU assets and operating lease liabilities on the Consolidated Balance Sheets. The Company currently does not have any finance leases.
Operating lease ROU assets represent the Company’s right to use an underlying asset during the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental collateralized borrowing rate provided by the FHLB at the lease commencement date. ROU assets are further adjusted for lease incentives, if any. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded in occupancy expense in the Consolidated Statements of Income.
The components of lease cost for the six months ended June 30, 2019 were as follows:
(Dollars in thousands)
Operating lease cost	$1,036
Variable lease cost	88
Short-term lease cost	—
Sublease income	—
Total net lease cost	$1,124

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — RESIDENTIAL MORTGAGE LOAN SERVICING  (Continued)

Future maturities of the Company’s operating lease liabilities are summarized as follows:
(Dollars in thousands) Twelve Months Ended June 30,	Lease Liability
2020	$2,001
2021	1,964
2022	1,866
2023	1,921
2024	1,831
After June 30, 2024	5,405
Total lease payments	14,988
Less: interest discount	(1,735)
Present value of lease liabilities	$13,253

(Dollars in thousands) Supplemental Lease Information	June 30, 2019
Weighted-average remaining lease term (years)	7.8
Weighted-average discount rate	3.14%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases (cash payments)	$967
Operating cash flows from operating leases (lease liability reduction)	$761
Operating lease right-of-use assets obtained in exchange for leases entered into during the period	$13,610
NOTE 7 — REVENUE RECOGNITION
Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The implementation of the new guidance did not have a material impact on the measurement or recognition of revenue. The Company did not record a cumulative effect adjustment to opening retained earnings. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.
The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, as well as revenue related to our loan servicing activities and revenue on bank owned life insurance, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:
Service charges on deposits:   Income from service charges on deposits is within the scope of ASC 606. These include general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue on these types of fees are recognized when our performance obligation is completed which is generally monthly for account maintenance services

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — REVENUE RECOGNITION  (Continued)

or when a transaction has been completed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Service charges on deposits also include overdraft and NSF fees. Overdraft fees are charged when a depositor has a draw on their account that has inadequate funds. All services charges on deposit accounts represent less than 1% of total revenues in the six months ended June 30, 2019.
Other Service Charges, Commissions and Fees:   Other service charges, commissions and fees are primarily comprised of mortgage origination related income, wire fees, interchange fees, and other service charges and fees. Mortgage origination related income, which makes up the majority of the other service charges, commissions and fees line item amounts reported on the Consolidated Statements of Income, and is outside the scope of ASC 606, consists of mortgage loan origination fees, underwriting fees, processing fees, and application fees. The Company’s performance obligations for other service charges, commissions and fees are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.
Gain or loss on sale of OREO:   This revenue stream is recorded when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain or loss on sale if a significant financing component is present. This revenue stream is within the scope of ASC 606 and is included in other income in noninterest income, but no revenues were generated from gains and losses on the sale and financing of OREO for the six months ended June 30, 2019.
Other revenue streams that are recorded in other income in noninterest income include revenue generated from letters of credit and income on bank owned life insurance. These revenue streams are either not material or out of scope of ASC 606.
NOTE 8 — LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS  (Continued)

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments where contract amounts represent credit risk as of June 30, 2019 and December 31, 2018 include:
(Dollars in thousands)	June 30, 2019	December 31, 2018
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$63,693	$65,283
Standby letters of credit	$4,509	$4,250
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit includes $63.7 million of unused lines of credit and $4.5 million to make loans as of June 30, 2019. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.
Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.
The Company maintains cash deposits with a financial institution that during the year are in excess of the insured limitation of the Federal Deposit Insurance Corporation. If the financial institution were not to honor its contractual liability, the Company could incur losses. Management is of the opinion that there is not material risk because of the financial strength of the institution.
NOTE 9 — FAIR VALUE
Financial Instruments Measured at Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.
Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE  (Continued)

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The following presents the assets and liabilities as of June 30, 2019 and December 31, 2018 which are measured at fair value on a recurring basis, aggregated by the level in the fair value hierarchy within which those measurements fall, and the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded:
	June 30, 2019
(Dollars in thousands)	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Securities available for sale:
Obligations of U.S. Government entities and agencies	$14,280	$—	$—	$14,280
States and political subdivisions	1,269	—	1,269	—
Mortgage-backed GSE residential	2,297	—	2,297	—
Total securities available for sale	17,846	—	3,566	14,280
SBA servicing asset	8,643	—	—	8,643
Interest only strip	39	—	—	39
	$26,528	$—	$3,566	$22,962
Non-recurring fair value measurements:
Impaired loans	$3,456	$—	$—	$3,456	$139

	December 31, 2018
(Dollars in thousands)	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Securities available for sale:
Obligations of U.S. Government entities and agencies	$15,183	$—	$—	$15,183
States and political subdivisions	1,213	—	1,213	—
Mortgage-backed GSE residential	2,492	—	2,492	—
Total securities available for sale	18,888	—	3,705	15,183
SBA servicing asset	8,419	—	—	8,419
Interest only strip	27	—	—	27
	$27,334	$—	$3,705	$23,629
Non-recurring fair value measurements:
Impaired loans	$3,472	$—	$—	$3,472	$169
The Company used the following methods and significant assumptions to estimate fair value:
Securities, Available for Sales:   The Company carries securities available for sale at fair value. For securities where quoted prices are not available (Level 2), the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. The investments in the Company’s portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE  (Continued)

The Company owns certain SBA investments that for which the fair value is determined using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active.” This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades. Discounted cash flows are calculated by a third party using interest rate curves that are updated to incorporate current market conditions, including prepayment vectors and credit risk. During time when trading is more liquid, broker quotes are used to validate the model.
SBA Servicing Assets and Interest Only Strip:   The fair values of the Company’s servicing assets are determined using Level 3 inputs. All separately recognized servicing assets and servicing liabilities are initially measured at fair value initially and at each reporting date and changes in fair value are reported in earnings in the period in which they occur.
The fair values of the Company’s interest-only strips are determined using Level 3 inputs. When the Company sells loans to others, it may hold interest-only strips, which is an interest that continues to be held by the transferor in the securitized receivable. It may also obtain servicing assets or assume servicing liabilities that are initially measured at fair value. Gain or loss on sale of the receivables depends in part on both (a) the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interests that continue to be held by the transferor based on their relative fair value at the date of transfer, and (b) the proceeds received. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for interests that continue to be held by the transferor, so the Company generally estimates fair value based on the future expected cash flows estimated using management’s best estimates of the key assumptions — credit losses and discount rates commensurate with the risks involved.
Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.
Impaired loans:   Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral may include real estate, or business assets including equipment, inventory and accounts receivable. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by the Company. The value of business equipment is based on an appraisal by qualified licensed appraisers hired by the Company if significant, or the equipment’s net book value on the business’ financial statements. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports. Appraisals may utilize a single valuation approach or a combination or approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Appraised values are reviewed by management using historical knowledge, market considerations, and knowledge of the client and client’s business.
Foreclosed real estate:   Foreclosed real estate is adjusted to fair value upon transfer of the loans to foreclosed real estate. Subsequently, foreclosed real estate is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices or appraised values of the collateral and is classified as nonrecurring Level 3. Adjustments are routinely made in the appraisal process by the independent appraisers engaged by the Company to adjust for differences between the comparable sales. Appraised values are reviewed by management using our market knowledge and historical experience.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE  (Continued)

Changes in level 3 fair value measurements
The table below presents a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2019 and 2018 and year ended December 31, 2018:
(Dollars in thousands)	Obligations of U.S. Government Entities and Agencies	SBA Servicing Asset	Interest Only Strip	Liabilities
Fair value, January 1, 2019	$15,183	$8,419	$27	$—
Total gain included in income	—	230	12	—
Settlements	—	349	—	—
Prepayments/paydowns	(903)	(355)	—	—
Transfers in and/or out of level 3	—	—	—	—
Fair value, June 30, 2019	$14,280	$8,643	$39	$—
(Dollars in thousands)
Fair value, January 1, 2018	$16,661	$9,329	$36	$—
Total loss included in income	—	(33)	(5)	—
Settlements	—	211	—	—
Prepayments/paydowns	(206)	(224)	—	—
Transfers in and/or out of level 3	—	—	—	—
Fair value, June 30, 2018	$16,455	$9,283	$31	$—
(Dollars in thousands)
Fair value, January 1, 2018	$16,661	$9,329	$36	$—
Total loss included in income	—	891	(9)	—
Settlements	—	(350)	—	—
Prepayments/paydowns	(1,478)	(1,451)	—	—
Transfers in and/or out of level 3	—	—	—	—
Fair value, December 31, 2018	$15,183	$8,419	$27	$—

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE  (Continued)

There were no gains or losses included in earnings for securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods presented above. The only activity for these securities were prepayments. There were no purchases, sales, or transfers into and out of Level 3. The following table presents quantitative information about recurring Level 3 fair value measures at June 30, 2019 and December 31, 2018:
	Valuation Technique	Unobservable Input	General Range
June 30, 2019
Obligations of U.S. Government entities and agencies	Discounted Cash Flows	Discount Rate	0% – 3%
SBA servicing asset and interest only strip	Discounted Cash Flows	Prepayment speed	8.74% – 14.60%
		Discount rate	5.99% – 12.28%
December 31, 2018
Obligations of U.S. Government entities and agencies	Discounted Cash Flows	Discount Rate	0% – 3%
SBA servicing asset and interest only strip	Discounted Cash Flows	Prepayment speed	6.82% – 12.87%
		Discount rate	8.78% – 14.56%
The carrying amounts and estimated fair values of the Company’s financial instruments at June 30, 2019 and December 31, 2018 are as follows:
	Carrying Amount	Estimated Fair Value at June 30, 2019
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets:
Cash, due from banks, and federal funds sold	$157,083	$—	$157,083	$—	$157,083
Securities purchased under agreements to resell	15,000	—	15,000	—	15,000
Investment securities	17,846	—	3,566	14,280	17,846
FHLB stock	1,292	—	—	—	N/A
Loans, net	1,181,936	—	—	1,208,175	1,208,175
Loans held for sale	69,686	—	69,686	—	69,686
Accrued interest receivable	5,290	—	—	5,290	5,290
SBA servicing assets	8,643	—	—	8,643	8,643
Mortgage servicing assets	16,771	—	—	17,019	17,019
Interest only strips	39	—	—	39	39
Financial Liabilities:
Deposits	1,296,187	—	1,297,483	—	1,297,483
Other borrowings	3,585	—	3,585	—	3,585
Accrued interest payable	1,415	—	1,415	—	1,415

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE  (Continued)

	Carrying Amount	Estimated Fair Value at December 31, 2018
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets:
Cash, due from banks, and federal funds sold	$138,427	$—	$138,427	$—	$138,427
Securities purchased under agreements to resell	15,000	—	15,000	—	15,000
Investment securities	18,888	—	3,705	15,183	18,888
FHLB stock	1,163	—	—	—	N/A
Loans, net	1,136,930	—	—	1,166,945	1,166,945
Loans held for sale	56,865	—	56,865	—	56,865
Accrued interest receivable	4,957	—	—	4,957	4,957
SBA servicing asset	8,419	—	—	8,419	8,419
Mortgage servicing assets	14,934			16,460	16,460
Interest only strips	27	—	—	27	27
Financial Liabilities:
Deposits	1,244,232	—	1,242,863	—	1,242,863
Other borrowings	4,257	—	4,257	—	4,257
Accrued interest payable	1,251	—	1,251	—	1,251
NOTE 10 — REGULATORY MATTERS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2019 is 2.50% and 1.875% for 2018. The net unrealized gain or loss on available for sale securities, if any, is not included in computing regulatory capital. Management believes as of June 30, 2019, the Company and Bank meets all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2019 and December 31, 2018, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — REGULATORY MATTERS  (Continued)

The Company’s actual capital amounts (in thousands) and ratios are also presented in the following table:
	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount ≥	Ratio ≥	Amount ≥	Ratio ≥
As of June 30, 2019:
Total Capital (to Risk Weighted Assets)
Consolidated	$182,130	18.66%	N/A*	N/A*	N/A	N/A
Bank	180,150	18.47%	78,009	8.0%	97,512	10.0%
Tier I Capital (to Risk Weighted Assets)
Consolidated	175,647	17.99%	N/A*	N/A*	N/A	N/A
Bank	173,667	17.81%	58,507	6.0%	78,009	8.0%
Common Tier 1 (CET1)
Consolidated	175,647	17.99%	N/A*	N/A*	N/A	N/A
Bank	173,667	17.81%	43,880	4.5%	63,383	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	175,647	11.67%	N/A*	N/A*	N/A	N/A
Bank	173,667	11.54%	60,178	4.0%	75,222	5.0%
As of December 31, 2018:
Total Capital (to Risk Weighted Assets)
Consolidated	$166,851	18.16%	N/A*	N/A*	N/A	N/A
Bank	163,339	17.80%	73,392	8.0%	91,740	10.0%
Tier I Capital (to Risk Weighted Assets)
Consolidated	160,207	17.44%	N/A*	N/A*	N/A	N/A
Bank	156,696	17.08%	55,044	6.0%	73,392	8.0%
Common Tier 1 (CET1)
Consolidated	160,207	17.44%	N/A*	N/A*	N/A	N/A
Bank	156,696	17.08%	41,283	4.5%	59,631	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	160,207	11.14%	N/A*	N/A*	N/A	N/A
Bank	156,696	10.91%	57,455	4.0%	71,819	5.0%

*
The Board of Governors of the Federal Reserve raised the threshold for determining applicable of the Small Bank Holding Company and Savings and Loan Company Policy Statement in August 2018 from $1 Billion to $3 Billion in consolidated total assets to provide regulatory burden relief, therefore, the Company is no longer subject to the minimum capital requirements.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — STOCK BASED COMPENSATION
Stock Options
During 2006, the Company adopted an Employee Incentive Stock Plan (the Stock Plan). The Stock Plan offers stock options to key employees to encourage continued employment facilitating their purchase of an equity interest in the Company. These options are granted at the discretion of the Board of Directors at an exercise price determined by the Board at the grant date. A total of  $1,800,000 (as ratified in the 2006 annual stockholders meeting) shares have been reserved under the Stock Plan. The Board of Directors terminated this Stock Plan as of July 17, 2016. At June 30, 2019 and December 31, 2018, 1,000,000 shares had been issued under this Stock Plan. There are no remaining exercisable options at June 30, 2019 or December 31, 2018. Additionally, there are no shares available for future stock option grants to employees under the existing plan.
During 2018, the Company adopted the MetroCity Bankshares, Inc. 2018 Stock Option Plan (the 2018 Stock Option Plan). The 2018 Stock Option Plan provides incentives to certain officers, employees, and directors to manage the business of the Company and its affiliates in a manner that will provide for the long-term growth and profitability of the Company, to encourage stock ownership and provide such recipients with a proprietary interest in the Company, and to provide a further means of hiring, rewarding and retaining key personnel. The 2018 Stock Option Plan permits the issuance of incentive and nonqualified stock options to purchase shares of the Company’s common stock (“Stock Options”) to eligible officers, employees and directors of the Company and its affiliates, except that incentive stock options may only be granted to employees. The Board of Directors has reserved 2,400,000 shares of Company common stock for issuance pursuant to awards under the 2018 Stock Option Plan, any or all of which may be granted as incentive stock options. In the event all or a portion of a Stock Option award is forfeited, cancelled, expired, or terminated before becoming vested, paid, exercised, converted, or otherwise settled in full, that number of reserved shares again becomes available under the 2018 Stock Option Plan and does not count against the maximum number of reserved shares. In addition, shares of common stock deducted or withheld to satisfy tax withholding obligations in connection with the exercise of a Stock Option do not reduce the number of reserved shares. The 2018 Stock Option Plan provides for its administration by a committee consisting of all or some of the members of our Board of Directors (the “Committee”). The determination of award recipients under the 2018 Stock Option Plan, and the terms of those Stock Option awards, will be made by the Committee. At June 30, 2019, 240,000 shares had been issued under the 2018 Stock Option Plan.
A summary of stock option activity for the six months ended June 30, 2019 is presented below:
	June 30, 2019
	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2019	240,000	$12.70
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding at June 30, 2019	240,000	$12.70
As of June 30, 2019 and December 31, 2018, there was $952,000 and $1.2 million of total unrecognized compensation cost related to options granted under the Plan. As of June 30, 2019, the cost is expected to be recognized over a weighted-average period of 2.0 years.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — STOCK BASED COMPENSATION  (Continued)

Restricted Stock
Periodically the Company will issue restricted stock to its directors, executive and senior officers. Compensation expense is recognized over the vesting period of the awards based upon the fair value of the stock at issue date. The fair value of each restricted stock award is estimated on the date of the grant using a valuation model that includes expected volatility, an expected term, dividend yield and a risk-free rate. Shares of restricted stock issued fully vest on the third anniversary of the grant date.
A summary of restricted stock activity for the six months ended June 30, 2019 is presented below:
	June 30, 2019
Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2019	278,202	$7.07
Granted	48,724	13.75
Vested	(157,316)	6.68
Forfeited	(406)	9.85
Nonvested at June 30, 2019	169,204	$9.35
As of June 30, 2019 and December 31, 2018, there was $1.6 million and $1.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. As of June 30, 2019, the cost is expected to be recognized over a weighted-average period of 2.2 years. The grant date fair value of shares vested during the six months ended June 30, 2019 was approximately $1.1 million.
NOTE 12 — EARNINGS PER SHARE
Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EARNINGS PER SHARE  (Continued)

The factors used in the earnings per share computation follow:
	Six Months Ended June 30,
(Dollars in thousands except per share data)	2019	2018
Basic
Net Income	$21,692	$21,745
Weighted average common shares outstanding	24,237,168	24,102,450
Basic earnings per common share	$0.90	$0.90
Diluted
Net Income	21,692	21,745
Weighted average common shares outstanding for basic earnings per common share	24,237,168	24,102,450
Add: Dilutive effects of restricted stock and options	190,474	295,058
Average shares and dilutive potential common shares	24,427,642	24,397,508
Diluted earnings per common share	$0.89	$0.89
NOTE 13 — SUBSEQUENT EVENTS
On July 17, 2019, the Company declared a $0.22 per share dividend on common stock for shareholders of record as of August 1, 2019, to be paid on August 8, 2019.
On August 30, 2019, the Company effected a 2-for-1 common stock split, as approved by the Company’s Board of Directors. Common stock and per share data included in these financial statements have been restated to reflect this stock split.

Report of Independent Registered Public Accounting Firm
Shareholders and the Board of Directors of MetroCity Bankshares, Inc.
Doraville, Georgia
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MetroCity Bankshares, Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders equity, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Crowe LLP
We have served as the Company's auditor since 2014.
Atlanta, Georgia
March 29, 2019, except Note 21, as to which the date is September 3, 2019

METROCITY BANKSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017
(Dollar amounts in thousands)
	2018	2017
ASSETS
Cash and due from banks	$130,263	$94,371
Federal funds sold	8,164	1,462
Cash and cash equivalents	138,427	95,833
Securities purchased under agreements to resell	15,000	15,000
Securities available for sale (at fair value)	18,888	21,051
Loans, less allowance for loan losses of $6,645 and $6,925, respectively	1,136,930	1,060,048
Loans held for sale	56,865	31,802
Accrued interest receivable	4,957	4,756
Federal Home Loan Bank stock	1,163	6,092
Premises and equipment, net	14,391	12,384
SBA servicing asset, net	8,446	9,366
Mortgage servicing asset, net	14,934	6,843
Bank owned life insurance	19,749	19,271
Other assets	2,900	6,521
Total assets	$1,432,650	$1,288,967
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest-bearing demand	$299,182	$260,251
Interest-bearing	945,050	759,733
Total deposits	1,244,232	1,019,984
Federal Home Loan Bank advances	—	120,000
Other borrowings	4,257	5,039
Accrued interest payable	1,251	401
Other liabilities	14,302	8,428
Total liabilities	1,264,042	1,153,852
Shareholders’ equity:
Common stock, $0.01 par value, 40,000,000 shares authorized, 24,258,062 and 24,074,882 shares issued and outstanding	242	240
Additional paid-in capital	39,915	38,418
Retained earnings	128,555	96,525
Accumulated other comprehensive loss	(104)	(68)
Total shareholders’ equity	168,608	135,115
Total liabilities and shareholders’ equity	$1,432,650	$1,288,967

See accompanying notes to the consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2018 and 2017
(Dollar amounts in thousands, except per share data)
	2018	2017
Interest and dividend income:
Loans, including fees	$70,246	$59,110
Other investment income	2,169	1,190
Federal funds sold	464	214
Total interest income	72,879	60,514
Interest expense:
Deposits	14,011	7,729
FHLB advances and other borrowings	664	890
Total interest expense	14,675	8,619
Net interest income	58,204	51,895
Provision for loan losses	1,237	3,058
Net interest income after provision for loan losses	56,967	48,837
Noninterest income:
Service charges on deposit accounts	1,036	1,274
Other service charges, commissions and fees	10,395	8,237
Gain on sale of residential mortgage loans	5,679	3,035
Mortgage servicing income, net	11,994	8,168
SBA servicing income, net	3,119	4,527
Gain on sale of SBA loans	4,616	6,347
Other income	770	817
Total noninterest income	37,609	32,405
Noninterest expense:
Salaries and employee benefits	23,569	17,956
Occupancy	4,086	2,968
Data processing	842	801
Advertising	613	634
Federal deposit insurance	395	403
Other operating	9,070	8,430
Total noninterest expense	38,575	31,192
Income before provision for income taxes	56,001	50,050
Provision for income taxes	14,667	18,153
Net income available to common shareholders	$41,334	$31,897
Earnings per share:
Basic	$1.71	$1.34
Diluted	$1.69	$1.32
Cash dividend declared per common share	$0.38	$0.20
See accompanying notes to the consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2018 and 2017
(Dollar amounts in thousands)
	2018	2017
Net income	$41,334	$31,897
Other comprehensive income (loss):
Unrealized holding (losses) on securities available for sale arising during the period	(46)	(10)
Tax effect	(3)	3
Other comprehensive loss	(49)	(7)
Comprehensive income	$41,285	$31,890
See accompanying notes to the consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2018 and 2017
(Dollar amounts in thousands)
	Common Stock(1)		Additional Paid-in Capital(1)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
Balance, January 1, 2017	23,642,510	$236	$37,019	$70,067	$(61)	$107,261
Stock based compensation expense	—	—	718	—	—	718
Vesting of restricted stock	172,372	2	(2)	—	—	—
Stock option exercise	260,000	2	683	—	—	685
Net income	—	—	—	31,897	—	31,897
Other comprehensive loss	—	—	—	—	(7)	(7)
Dividends on common stock	—	—	—	(5,439)	—	(5,439)
Balance, December 31, 2017	24,074,882	240	38,418	96,525	(68)	135,115
Stock based compensation expense	—	—	1,499	—	—	1,499
Vesting of restricted stock	183,180	2	(2)	—	—	—
Net income	—	—	—	41,334	—	41,334
Impact of adoption of new accounting standard(2)	—	—	—	(13)	13	—
Other comprehensive loss	—	—	—	—	(49)	(49)
Dividends on common stock	—	—	—	(9,291)	—	(9,291)
Balance, December 31, 2018	24,258,062	$242	$39,915	$128,555	$(104)	$168,608

(1)
Adjusted to reflect 2-for-1 common stock split effected on August 30, 2019.

(2)
Represents the impact of the adoption of Accounting Standards Updates (“ASU”) No. 2018-02 Income Statement — Reporting Comprehensive Income (Topic 220)

See accompanying notes to the consolidated financial statements

METROCITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(Dollar amounts in thousands)
	2018	2017
Cash flow from operating activities:
Net income	$41,334	$31,897
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation, amortization and accretion	899	593
Provision for loan losses	1,237	3,058
Stock based compensation expense	1,499	718
Write-down of abandoned leasehold improvements	—	289
Gain on sale of foreclosed real estate	36	8
Deferred income tax expense	355	42
Origination of residential real estate loans held for sale	(716,140)	(235,119)
Proceeds from sale of residential real estate loans	541,690	365,044
Gain on sale of residential mortgages	(5,679)	(3,035)
Origination of SBA loans held for sale	(121,009)	(85,932)
Proceeds from sales of SBA loans held for sale	97,957	92,278
Gain on sale of SBA loans	(4,616)	(6,347)
Increase in cash surrender value of bank owned life insurance	(478)	(510)
Increase in accrued interest receivable	(201)	(988)
Decrease (increase) in SBA servicing rights	920	(512)
Increase in mortgage servicing rights	(8,091)	(6,843)
Decrease (increase) in other assets	2,644	(3,687)
Increase in accrued interest payable	850	45
Increase in other liabilities	5,874	813
Net cash flow (used) provided by operating activities	(160,919)	151,812
Cash flow from investing activities:
Decrease (increase) in loans, net	104,354	(263,086)
Proceeds from sales, calls or paydowns of securities available for sale	2,075	8,040
Purchase of securities under resell agreements	—	(15,000)
Purchase of securities available for sale	—	(1,250)
Sale (purchase) of Federal Home Loan Bank stock	4,929	(867)
Purchases of premises and equipment	(2,855)	(5,912)
Proceeds from sales of foreclosed real estate owned	835	133
Net cash flow provided (used) by investing activities	109,338	(277,942)
Cash flow from financing activities:
Dividends paid – common stock	(9,291)	(5,401)
Exercise of stock options	—	685
Increase in deposits, net	224,248	149,117
Decrease in other borrowings, net	(782)	(302)
Repayments of Federal Home Loan Bank advances	(120,000)	(488,700)
Federal Home Loan Bank advances	—	500,000
Net cash flow provided by financing activities	94,175	155,399
Net change in cash and cash equivalents	42,594	29,269
Cash and cash equivalents at beginning of year	95,833	66,564
Cash and cash equivalents at end of year	$138,427	$95,833
Supplemental schedule of noncash investing and financing activities:
Transfer of loan principal and accrued interest to foreclosed real estate, net of write-downs	$261	$387
Supplemental disclosures of cash flow information –
Cash paid during the year for:
Interest	$13,825	$8,575
Income taxes	$10,400	$20,087
See accompanying notes to the consolidated financial statements

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of MetroCity Bankshares Inc. (the “Company”) conform to generally accepted accounting principles of the United States of America and with general practices within the banking industry. The following is a description of the more significant of those policies that the Company follows in preparing and presenting its consolidated financial statements.
Nature of Business:   The Company was formed for the sole purpose of owning and operating its wholly owned subsidiary, Metro City Bank (the “Bank”). The Company acquired all of the outstanding common stock of the Bank in a holding company formation transaction on December 31, 2014. The Bank is a Georgia state chartered bank and commenced operations in 2006. The Bank’s main office is located in Doraville, Georgia, and it operates branches in Alabama, Georgia, New York, New Jersey, Texas and Virginia. The main emphasis of the Bank is on commercial banking and it offers such customary banking services as consumer and commercial checking accounts, savings accounts, certificates of deposit, commercial and consumer loans, including single family residential loans, money transfers and a variety of other banking services. The Company is subject to the regulations of Federal and State banking agencies and is periodically examined by them.
Use of Estimates in the Preparation of Financial Statements:   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.
Significant Group Concentrations of Credit Risk:   A substantial portion of the Company’s loan portfolio is to customers in the Atlanta, Georgia and New York, New York metropolitan areas. The ultimate collectability of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market condition in and around this area.
The nature of the Company’s business requires that it maintain amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.
Purchased Loans:   Purchased loans having evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, are accounted for under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (ASC 310-30). ASC 310-30 requires that acquired credit-impaired loans to be recorded at fair value and prohibits carryover of the related allowance for loan losses.
The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The Company must estimate expected cash flows at each reporting date. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior provisions and adjust accretable discount if no prior provisions have been made. This increase in accretable discount will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method. Loans acquired that do not have evidence of credit deterioration since origination are accounted for under ASC 310-20, Nonrefundable Fees and Other Costs (“ASC 310-20”). Interest is recognized using the simple interest method.
Cash and Cash Equivalents:   For purposes of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks,” which includes cash on hand, cash items in process of collection, and amounts due from banks. Cash flows from loans, federal funds sold, other borrowings, and deposits are reported net.
Restrictions on Cash:   Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These amounts were $14.4 million and $13.3 million as of December 31, 2018 and 2017, respectively and are included in Cash and Due from Banks.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Securities Purchased Under Agreements to Resell:   The Company enters into purchases of securities under agreements to resell substantially identical securities. Securities purchased under agreements to resell consist of U.S. Treasury securities. The amounts advanced under these agreements are reflected as assets. It is the Company’s policy to take possession of securities purchased under agreements to resell. Agreements with third parties specify the Company’s rights to request additional collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. The securities are delivered by appropriate entry into the Company’s account maintained at the Federal Reserve Bank or into a third-party custodian’s account designated under a written custodial agreement that explicitly recognizes the Company’s interest in the securities. These agreements renew monthly until cancelled.
Investment Securities:   Debt securities that management has the positive intent and the Company has the ability to hold to maturity are classified as securities held to maturity and are recorded at amortized cost. Securities not classified as securities held to maturity, including equity securities with readily, determinable fair values, are securities available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of the related tax effect. There were no held to maturity or trading securities at December 31, 2018 and 2017.
Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. The general standards of accounting for other than temporary impairment (OTTI) losses requires the recognition of an OTTI loss in earnings only when an entity (1) intends to sell the debt security; (2) more likely than not will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the amortized cost of securities sold.
Federal Home Loan Bank Stock:   Federal Home Loan Bank (FHLB) stock represents an equity interest in a FHLB. It does not have a readily determinable fair value because its ownership is restricted and it lacks a market. The amount of FHLB stock held by the Company is required by the FHLB to be maintained and is based on membership requirements and terms of advance agreements. Such restricted equity securities without a readily determinable fair value are recorded at cost.
The Company believes its holdings in the stock is ultimately recoverable at par value and therefore determined that FHLB stock was not other-than-temporarily impaired. In addition, the Company has ample liquidity and does not require redemption of its FHLB stock in the foreseeable future.
Loans Receivable:   Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal, adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.
Interest on commercial, real estate loans and installment loans is credited to income on a daily basis based upon the principal amount outstanding. Loan origination fees and certain direct origination costs, less the costs associated with closing the loan, are capitalized and recognized as an adjustment of the yield of the related loan.
Interest income on mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Mortgage loans are charged off at 180 days past due, and commercial loans are charged off to the extent principal or interest is deemed uncollectible. Consumer loans continue to accrue interest until they are

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

charged off no later than 120 days past due unless the loan is in the process of collection. Past-due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
When interest accrual is discontinued, all unpaid accrued interest is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame.
A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.
The Company has sold guaranteed portions of Small Business Administration (SBA) loans in the SBA secondary market and continues to service these loans. Gains or losses on guaranteed portions of SBA loans which are sold are recorded in other income, based on the net proceeds received and the basis in the portion of the loan sold. The basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold based on its fair value, relative to the fair value of the portion of the loan retained and the estimated servicing asset.
Allowance for Loan Losses:   The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. The allowance for loan losses is increased by provision charges to income and decreased by charge-offs (net of recoveries). Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable inherent loan losses and estimated losses relating to specifically identified loans. Management’s periodic evaluation of the adequacy of the allowance is based upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in our market areas.
This evaluation is inherently subjective as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on impaired loans.
While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

their judgment about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.
The allowance for loan losses may consist of specific, general, and unallocated components. The specific component relates to loans that are classified as impaired. A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.
Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.
Impaired loans are measured by either the present value of the expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the estimated fair value of the collateral if the loan is collateral dependent. The amount of the impairment, if any, and any subsequent changes are included in the allowance for loan losses.
General allowances are established for non-impaired loans. These loans are assigned a risk rating, and the allocated allowance for loan losses is determined based upon the loss percentage factors that correspond to each risk rating. Loss percentage factors are based on both historical loss experience and peer data, adjusted for qualitative factors. The qualitative factors consider credit concentrations, recent levels and trends in delinquencies and nonaccrual loans, and growth in the loan portfolio. The occurrence of certain events could result in changes to the loss factors. Accordingly, these loss factors are reviewed periodically and modified by management. General allowances are established for loans that can be pooled into pools based on similar characteristics. Loss percentage factors applied to these pools are based on an analysis of historical charge-off experience and expected losses given default derived from the Company’s internal risk rating process. These factors are developed and applied to the portfolio in terms of loan type and line of business. Adjustments are also made to the allowance for the pools after an assessment of internal and external influences on credit quality that have not yet been reflected in the historical loss or risk rating data.
The general allowances are determined based on consideration of historical loss data, the various risk characteristics of each loan segment, and whether the loans are within or outside the Company’s general market area. Risk characteristics relevant to each portfolio segment are as follows:
Construction and development — Loans in this segment primarily include real estate development loans for which payment is derived from the sale of the property as well as construction projects in which the property will ultimately be used by the borrower. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.
Commercial real estate — Loans in this segment are primarily income-producing properties. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management monitors the cash flows of these loans.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Commercial and industrial — Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased customer spending, will have an effect on the credit quality in this segment.
Consumer — Loans in this segment are made to individuals and are secured by personal assets. Loans in this segment are dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates will have an effect on the credit quality in the segment.
Single family residential mortgages — Loans in this segment include loans for residential real estate. Loans in this segment are dependent on credit quality of the individual borrower. The overall health of the economy, including unemployment rates will have an effect on the credit quality of this segment.
Other — Loans in this segment include loans for farmland and other loans. Loans in this segment are dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates will have an effect on the credit quality in this segment.
Loans Held for Sale:   Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans transferred to the held-for-sale category are transferred at the lower of cost or fair value, with charges made recognized as a realized loss on sale of loans. Increases in fair value are not recognized until the loans are sold.
Realized gains and losses on sales of loans are based upon specific identification of the loan sold and included in noninterest income. Loans held for sale are generally sold with servicing rights retained and recorded at fair value at sale as servicing assets.
The Company typically sells the guaranteed portion of SBA loans and retains the unguaranteed portion (“retained interest”). A portion of the premium on sale of SBA loans is recognized as gain on sale of loans at the time of the sale by allocating the carrying amount between the asset sold and the retained interest, including these servicing assets, based on their relative fair values. The remaining portion of the premium is recorded as a discount on the retained interest and is amortized over the remaining life of the loan as an adjustment to yield. The retained interest, net of any discount, are included in loans, less allowance for loan losses in the accompanying consolidated balance sheets.
Foreclosed Real Estate:   Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lesser of the investment in the property or fair value less selling costs at the date of foreclosure establishing a new cost basis. Any write down to fair value at the time of foreclosure is charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed real estate and subsequent adjustment to the value are expensed.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Premises and Equipment:   Premises and equipment are stated at cost less accumulated depreciation, computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements have a useful life equal to the shorter of useful life or lease term. Maintenance and repairs that do not extend the useful life of the premises and equipment are charged to expense. The useful lives of premises and equipment are as follows:
Asset Type	Useful Life
Building	40 years
Leasehold improvements	3 – 20 years
Furniture, fixtures, and equipment	5 – 7 years
Computer equipment	4 – 5 years
Computer software	3 years
Intangible Assets:   Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values.
SBA and USDA Loan Servicing Rights:   SBA and USDA Loan servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the loans between the loan servicing rights and the loans based on their relative fair values. Capitalized servicing rights are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period they occur. Impairment of loan servicing rights is assessed based on the fair value of those rights. Fair values are estimated using either an independent valuation or by discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized loan servicing rights for a stratum exceed their fair value.
Residential Mortgage Servicing Rights:   When residential mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Residential mortgage servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.
Residential mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Residential mortgage servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of residential mortgage servicing rights is netted against loan servicing fee income.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Bank Owned Life Insurance (BOLI):   The Company has purchased life insurance on the lives of certain key officers of the Company. The Company purchased these life insurance policies to generate income to offset the Company’s cost of providing various employee benefits. BOLI is recorded at its cash surrender value, net of surrender charges and/or early termination charges that are probable at settlement. The increase in cash value is recorded as other income. As of December 31, 2018 and 2017 the cash surrender value was $19.8 million and $19.3 million resulting in other income for 2018 and 2017 of $478 thousand and $510 thousand, respectively.
Stock Based Compensation Plan:   The Company follows Financial Accounting Standards Board (FASB) ASC 718, Compensation — Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options and restricted stock, to be recognized as compensation expense in the financial statements based on fair value. FASB ASC 718 requires recognition of expense equal to the fair value of the option or restricted stock share, determined using the calculated value method, over the vesting period of the option. As of December 31, 2018, there was $1.2 million unrecognized compensation cost related to options and $1.5 million in unrecognized compensation costs for restricted stock outstanding. The compensation cost for stock options, and restricted stock recognized in net income was $1.5 million and $718 thousand for the years ended December 31, 2018 and 2017, respectively.
The fair value of stock options and warrants used to compute the recognized expense is estimated using the Black-Scholes option pricing model. This model requires input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data related to the expected volatility and expected life of the stock option is based upon historical and other information. Changes in these subjective assumptions can materially affect the fair value estimates. FASB ASC 718 allows non-public companies to use calculated value to determine the expected price volatility of underlying stock for use in the model. Calculated value for the Company was obtained by determining the historical volatility of public companies in the Company’s industry sector.
Income Taxes:   The provision for income taxes is based on income and expense reported for financial statement purposes after the adjustment for permanent differences such as tax-exempt income. Deferred income tax assets and liabilities are determined using the balance sheet method, reflecting a net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of assets and liabilities, giving recognition to changes in tax rates and laws. A net deferred tax asset is evaluated for realization, and reduced by a valuation allowance when determined it is more likely than not that the asset will not be fully realized.
In accordance with ASC 740-10 Income Taxes it is the Company’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes and to disclose the recognized interest and penalties, if material. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain tax positions at December 31, 2018 and 2017. Further, all years subsequent to 2015 remain subject to evaluation.
Earnings Per Share:   Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Comprehensive Income (Loss):   Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).
Loan Commitments and Related Financial Instruments:   In the ordinary course of business, the Company has entered into off balance sheet financial instruments, which are not reflected in the financial statements and consist of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. The Company uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.
The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Since no quoted market prices exist for a significant part of the Company’s financial instruments, the fair values of such instruments have been derived based on management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates.
Loss Contingencies:   Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters which will have a material effect on the financial statements.
Fair Value of Financial Instruments:   Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
Advertising:   The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2018 and 2017 were $613 thousand and $634 thousand, respectively.
Operating Segments:   While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications:   Certain amounts from the 2017 financial statements have been reclassified to conform to the current year presentation.
Recently Adopted Accounting Pronouncements
In February 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220) to provide guidance on the treatment of the income tax effects of items in other comprehensive income resulting from the recently enacted Tax Cuts and Jobs Act. Under previous guidance, when revaluing any deferred tax assets or liabilities to the newly enacted rate, any associated items in accumulated other comprehensive income would not have been revalued reflecting the appropriate tax rate and would have been instead left in accumulated other comprehensive income as a stranded tax effect. The new standard allows for the stranded tax effects resulting from the Act to be reclassified from accumulated other comprehensive income to retained

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

earnings. Adoption is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within the fiscal year with early adoption permitted. The adoption of this ASU in the first quarter of 2018 did not have a material impact on the Company’s consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) to provide clarity, reduce diversity in practice, and reduce cost and complexity when applying the guidance in Topic 718, Compensation-Stock Compensation, regarding a change to the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance concerning which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. Specifically, an entity is to account for the effects of a modification, unless all of the following are satisfied: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) the classification of the modified award as an equity instrument or as a liability instrument is the same as the classification of the original award immediately before the original award is modified. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this ASU. The amendments of ASU 2017-09 became effective for the Company on January 1, 2018 and had no impact on the Company’s consolidated financial statements. However, should the Company modify the terms or conditions of any share-based payment awards in the future, this modification would be evaluated and disclosed as appropriate based on the amendments of ASU 2017-09.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (An Amendment of the FASB Accounting Standards Codification). ASU 2016-01 is intended to enhance the reporting model for financial instruments to provide users of financial statements with improved decision-making information. The amendments of ASU 2016-01 include: (i) requiring equity investments, except those accounted for under the equity method of accounting or those that result in the consolidation of an investee, to be measured at fair value with changes in fair value recognized in net income; (ii) requiring a qualitative assessment to identify impairment of equity investments without readily determinable fair values; (iii) eliminating the requirement to disclose the method and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet; (iv) requiring the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (v) requiring an entity that has elected the fair value option to measure the fair value of a liability to present separately in other comprehensive income the portion of the change in the fair value resulting from a change in the instrument-specific credit risk; (vi) requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (vii) clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity’s other deferred tax assets. The amendments of ASU 2016-01 became effective for the Company on January 1, 2018. The Company’s investments in member bank stock, which are equity securities that do not have readily determinable fair values, are not within the scope of ASU 2016-01. See Note 1 — Summary of Significant Accounting Policies, “Federal Home Loan Bank Stock” included in the Company’s 2018 Consolidated Financial Statements for information regarding our investment in member bank stock. Adoption of the amendments of ASU 2016-01 resulted in changes to the Company’s fair value related disclosures, specifically amendments (iii) which eliminated the requirement to disclose the method and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet and (iv) which required the use of the exit price notion when measuring the fair value of the

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

loan portfolio. Changes to the Company’s fair value related disclosures are presented in Note 8 — Fair Value of these interim financial statements. The adoption of ASU 2016-01 did not have a material impact on the Company’s consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfill a contract with a customer, as well as enhanced disclosure requirements. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 to fiscal years, and interim reporting periods within those fiscal years, beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08 which clarified the revenue recognition implementation guidance on principal versus agent considerations and is effective during the same period as ASU 2014-09. In April 2016, the FASB issued ASU 2016-10 which clarified the revenue recognition guidance regarding the identification of performance obligations and the licensing implementation and is effective during the same period as ASU 2014-09. In May 2016, the FASB issued ASU 2016-12 which narrowly amended the revenue recognition guidance regarding collectability, noncash consideration, presentation of sales tax and transition. ASU 2016-12 is effective during the same period as ASU 2014-09.
The majority of the Company’s revenue consists of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09. The Company adopted the new standard beginning January 1, 2018. The Company completed its analysis for determining the extent ASU 2014-09 will affect its noninterest income, primarily in the area of fees and service charges on deposit accounts and trade finance activities. Based on the analysis performed, the Company did not have a material change in the timing or measurement of revenues related to noninterest income. This guidance did not have a material impact on the Company’s consolidated financial statements. See Note 12 — Revenue Recognition for further details.
Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held-to-maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and similar instruments) and net investments in leases recognized by a lessor. For debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively. Existing purchased credit impaired (PCI) assets will be grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. The assets will be grossed up for the allowance of expected credit losses for all PCD assets at the date of adoption and will continue to recognize the noncredit discount in interest income based on the yield of such assets as of the adoption date. Subsequent changes in expected credit losses will be recorded through the allowance. Adoption is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. The Company has selected a third-party software solutions to be used in developing an expected credit loss model compliant with ASU 2016-13 and will continue to evaluate the impact of this new accounting standard through its effective date.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires the recognition of assets and liabilities arising from lease transactions on the balance sheet and the disclosure of key information about leasing arrangements. Accordingly, a lessee will recognize a lease asset for its right to

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

use the underlying asset and a lease liability for the corresponding lease obligation. Both the asset and liability will initially be measured at the present value of the future minimum lease payments over the lease term. Subsequent measurement, including the presentation of expenses and cash flows, will depend on the classification of the lease as either a finance or an operating lease. Initial costs directly attributable to negotiating and arranging the lease will be included in the asset. For leases with a term of 12 months or less, a lessee can make a policy election by class of underlying asset to not recognize an asset and corresponding liability. Lessees will also be required to provide additional qualitative and quantitative disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The transition guidance also provides specific guidance for sale and leaseback transactions, build-to-suit leases and amounts previously recognized in accordance with the business combinations guidance for leases. The Company is currently evaluating the impact of this new accounting standard on the consolidated financial statements.
For public business entities, not-for-profits that have issued or are a conduit bond obligor for listed securities, and employee benefit plan that file with the Securities and Exchange Commission, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all entities. The Company is currently evaluating the impact of this new accounting standard on the financial statements.
The Company has further evaluated other Accounting Standards Updates issued during 2018 but does not expect updates other than those summarized above to have a material impact on the consolidated financial statements.
NOTE 2  — SECURITIES AVAILABLE FOR SALE
The amortized costs, gross unrealized gains and losses, and estimated fair values of securities available for sale at December 31, 2018 and 2017, are summarized as follows:
	December 31, 2018
(Dollars in thousands)	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government entities and agencies	$15,183	$—	$—	$15,183
States and political subdivisions	1,248	—	(35)	1,213
Mortgage-backed GSE residential	2,607	—	(115)	2,492
Total	$19,038	$—	$(150)	$18,888

	December 31, 2017
(Dollars in thousands)	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government entities and agencies	$16,661	$—	$—	$16,661
States and political subdivisions	1,249	—	(14)	1,235
Mortgage-backed GSE residential	3,245	—	(90)	3,155
Total	$21,155	$—	$(104)	$21,051

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 2  — SECURITIES AVAILABLE FOR SALE  (Continued)

The amortized costs and estimated fair values of investment securities available for sale at December 31, 2018, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities due at a single maturity date separately:
	Securities Available for Sale
(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$616	$615
Due after one year but less than five years	2,893	2,881
Due after five years but less than ten years	4,673	4,651
Due in more than ten years	8,249	8,249
Mortgage-backed GSE residential	2,607	2,492
Total	$19,038	$18,888
There were no securities pledged as of December 31, 2018 to secure public deposits and repurchase agreements.
Included in shareholders’ equity at December 31, 2018 and 2017 are $150 thousand and $104 thousand respectively, of gross unrealized losses on investment securities available for sale, net of tax of  $46 thousand and $36 thousand respectively.
Information pertaining to securities with gross unrealized losses at December 31, 2018 and 2017 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:
	December 31, 2018
	Twelve Months or Less		Over Twelve Months
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
States and political subdivisions	$(35)	$1,213	$—	$—
Mortgage-backed GSE residential	—	—	(115)	2,492
Total	$(35)	$1,213	$(115)	$2,492

	December 31, 2017
	Twelve Months or Less		Over Twelve Months
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
States and political subdivisions	$(14)	$846	$—	$—
Mortgage-backed GSE residential	—	—	(90)	3,149
Total	$(14)	$846	$(90)	$3,149
Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 2  — SECURITIES AVAILABLE FOR SALE  (Continued)

before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows, 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income, The credit loss is defined as the difference between the present value of the cash flows expected to be collected and amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.
At December 31, 2018 the six debt securities with unrealized losses have depreciated 4.00% from the Company’s amortized cost basis.
States and political subdivisions.   The Company’s unrealized loss on three investments in bonds to states and political subdivisions relate to interest rate increases. Management currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not plan to sell the investments, and because it is not more likely than not that the Company will be required to sell the investments before the recovery of the par value, which may be at maturity, management does not consider these investments to be other-than-temporarily impaired at December 31, 2018.
Mortgage-backed GSE residential.   The Company’s unrealized loss on three investments in residential GSE mortgage-backed securities was caused by interest rate increases. The contractual cash flows of the investment are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the security would not be settled at a price less than the amortized cost base of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has no immediate plans to sell the investment, and because it is not more likely than not that the Company will be required to sell the investment before recovery of their amortized cost base, which may be maturity, management does not consider this investment to be other-than-temporarily impaired at December 31, 2018.
NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES
Major classifications of loans at December 31, 2018 and 2017 are summarized as follows:
	December 31,
(Dollars in thousands)	2018	2017
Construction and development	$42,718	$45,132
Commercial real estate	396,598	369,346
Commercial and industrial	33,100	33,671
Consumer	2,804	8,934
Residential real estate	670,341	611,258
Other	153	252
Gross loans	1,145,714	1,068,593
Unearned income	(2,139)	(1,620)
Allowance for loan losses	(6,645)	(6,925)
Loans, net	$1,136,930	$1,060,048

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

The Company is not committed to lend additional funds to borrowers with non-accrual or restructured loans.
In the normal course of business, the Company may sell and purchase loan participations to and from other financial institutions and related parties. Loan participations are typically sold to comply with the legal lending limits per borrower as imposed by regulatory authorities. The participations are sold without recourse and the Company imposes no transfer or ownership restrictions on the purchaser. At December 31, 2018 and 2017, the Company had participations sold of  $-0- and $1.6 million, respectively. For SBA loans, see Note 9.
The allowance for loan losses for the twelve months ended December 31, 2018, by portfolio segment, is as follows.
(Dollars in thousands)	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$127	$2,135	$261	$1,167	$3,048	$3	$184	$6,925
Charge-offs	—	(88)	(39)	(1,939)	—	—	—	(2,066)
Recoveries	—	22	—	527	—	—	—	549
Provision	108	532	158	632	(6)	(3)	(184)	1,237
Ending balance	$235	$2,601	$380	$387	$3,042	$—	$—	$6,645
Ending balance – individually evaluated for impairment	$117	$872	$110	$—	$—	$—	$—	$1,099
Ending balance – collectively evaluated for impairment	$118	$1,729	$270	$3	$3,042	$—	$—	$5,162
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$384	$—	$—	$—	$384
Loans, net of fees:
Ending balance – individually evaluated for impairment	$1,360	$8,074	$986	$—	$1,722	$—	$—	$12,142
Ending balance – collectively evaluated for impairment	$40,928	$386,889	$32,040	$163	$668,619	$153	$—	$1,128,792
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$2,641	$—	$—	$—	$2,641
Ending balance	$42,288	$394,963	$33,026	$2,804	$670,341	$153	$—	$1,143,575

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

The allowance for loan losses for the twelve months ended December 31, 2017, by portfolio segment, is as follows.
(Dollars in thousands)	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$116	$2,854	$257	$4	$1,656	$1	$582	$5,470
Charge-offs	—	(131)	—	(1,513)	—	—	—	(1,644)
Recoveries	—	41	—	—	—	—	—	41
Provision	11	(629)	4	2,676	1,392	2	(398)	3,058
Ending balance	$127	$2,135	$261	$1,167	$3,048	$3	$184	$6,925
Ending balance – individually evaluated for impairment	$—	$271	$173	$—	$—	$—	$—	$444
Ending balance – collectively evaluated for impairment	$127	$1,864	$88	$—	$3,048	$3	$184	$5,314
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$1,167	$—	$—	$—	$1,167
Loans, net of fees:
Ending balance – individually evaluated for impairment	$2,484	$5,562	$918	$—	$—	$—	$—	$8,964
Ending balance – collectively evaluated for impairment	$42,322	$362,550	$32,693	$238	$611,258	$252	$—	1,049,313
Ending balance – acquired with deteriorated credit quality	$—	$—	$—	$8,696	$—	$—	$—	$8,696
Ending balance	$44,806	$368,112	$33,611	$8,934	$611,258	$252	$—	$1,066,973
Impaired loans as of December 31, 2018 and 2017, by portfolio segment, are as follows:
(Dollars in thousands) December 31, 2018	Unpaid Total Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Construction and development	$1,360	$—	$1,360	$1,360	$117	$1,922
Commercial real estate	8,144	5,312	2,967	8,279	872	7,474
Commercial and industrial	986	302	684	986	110	1,165
Residential real estate	1,722	1,722	—	1,722	—	1,705
Total	$12,212	$7,336	$5,011	$12,347	$1,099	$12,266

(Dollars in thousands) December 31, 2017	Unpaid Total Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Construction and development	$2,484	$2,484	$—	$2,484	$—	$2,610
Commercial real estate	5,619	2,907	2,959	5,866	271	6,972
Commercial and industrial	918	76	957	1,033	173	900
Total	$9,021	$5,467	$3,916	$9,383	$444	$10,482

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Cash basis interest income recognized on impaired loans was $1.01 million and $533 thousand for 2018 and 2017, respectively.
A primary credit quality indicator for financial institutions is delinquent balances. Delinquencies are updated on a daily basis and are continuously monitored. Loans are placed on nonaccrual status as needed based on repayment status and consideration of accounting and regulatory guidelines. Nonaccrual balances are updated and reported on a daily basis. Following are the delinquent amounts, by portfolio segment, as of December 31, 2018 and 2017:
(Dollars in thousands) December 31, 2018	Current	30 – 89 Days	Accruing Greater than 89 Days	Total Accruing Past Due	Non-accrual	Total Financing Receivables
Construction and development	$42,288	$—	$—	$—	$—	$42,288
Commercial real estate	390,601	1,102	—	1,102	3,260	394,963
Commercial and industrial	32,315	26	—	26	685	33,026
Consumer	2,804	—	—	—	—	2,804
Residential real estate	651,439	17,180	—	17,180	1,722	670,341
Other	153	—	—	—	—	153
Total	$1,119,600	$18,308	$—	$18,308	$5,667	$1,143,575

(Dollars in thousands) December 31, 2017	Current	30 – 89 Days	Accruing Greater than 89 Days	Total Accruing Past Due	Non-accrual	Total Financing Receivables
Construction and development	$42,322	$—	$—	$—	$2,484	$44,806
Commercial real estate	363,356	2,880	—	2,880	1,876	368,112
Commercial and industrial	32,655	95	—	95	861	33,611
Consumer	7,896	1,038	—	1,038	—	8,934
Residential real estate	597,718	11,678	—	11,678	1,862	611,258
Other	252	—	—	—	—	252
Total	$1,044,199	$15,691	$—	$15,691	$7,083	$1,066,973
The Company utilizes a ten grade loan rating system for its loan portfolio as follows:
•
Loans rated Pass — Loans in these categories have low to average risk.

•
Loans rated Special Mention — The loan does not presently expose the Company to a sufficient degree of risk to warrant adverse classification, but does possess deficiencies deserving close attention.

•
Loans rated Substandard — Loans are inadequately protected by the current sound worth and paying capability of the obligor or of the collateral pledged, if any.

•
Loans rated Doubtful — Loans which have all the weaknesses inherent in loans classified Substandard, with the added characteristic that the weaknesses make collections or liquidation in full, or on the basis of currently known facts, conditions and values, highly questionable or improbable.

•
Loans rated Loss — Loans classified Loss are considered uncollectible and such little value that there continuance as bankable assets is not warranted.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

Loan grades are monitored regularly and updated as necessary based upon review of repayment status and consideration of periodic updates regarding the borrower’s financial condition and capacity to meet contractual requirements.
The following presents the Company’s loans, included purchased loans, by risk rating based on the most recent information available:
(Dollars in thousands) December 31, 2018	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Total
Rating:
Pass	$40,928	$383,857	$32,040	$2,804	$667,249	$153	$1,127,031
Special Mention	—	5,112	—	—	—	—	5,112
Substandard	1,360	5,994	986	—	3,092	—	11,432
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$42,288	$394,963	$33,026	$2,804	$670,341	$153	$1,143,575

(Dollars in thousands) December 31, 2017	Construction and Development	Commercial Real Estate	Commercial and Industrial	Consumer	Residential Real Estate	Other	Total
Rating:
Pass	$42,322	$359,632	$32,693	$8,934	$611,258	$252	$1,055,091
Special Mention	—	5,119	—	—	—	—	5,119
Substandard	2,484	3,361	918	—	—	—	6,763
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$44,806	$368,112	$33,611	$8,934	$611,258	$252	$1,066,973
Purchased Credit Impaired Loans:
The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. Loans are recorded under the scope of ASC 310-30 when it is deemed probable at acquisition that all contractually required payments will not be collected.
Loans within the scope of ASC 310-30 are initially recorded at fair value and are evaluated for impairment on an ongoing basis. As of December 31, 2018 and 2017, the Company had auto loan pools included within the consumer segment of loans outstanding that are accounted for under ASC 310-30 with a carrying value of  $2.6 million and $8.7 million, respectively. At December 31, 2018 and 2017 the allowance for loan losses allocated on these loans was $384 thousand and $1.2 million, respectively. Interest income recognized on these loans was $509 thousand and $2.1 million for 2018 and 2017.
Troubled Debt Restructures:
In this current real estate environment it has become more common to restructure or modify the terms of certain loans under certain conditions (i.e. troubled debt restructures or “TDRs”). In those circumstances it may be beneficial to restructure the terms of a loan and work with the borrower for the benefit of both parties, versus forcing the property into foreclosure and having to dispose of it in an

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 3 — LOANS AND ALLOWANCE FOR LOAN LOSSES  (Continued)

unfavorable real estate market. When we have modified the terms of a loan, we usually either reduce or defer payments for a period of time. We have not forgiven any material principal amounts on any loan modifications to date. Non-performing TDRs are generally placed on non-accrual under the same criteria as all other loans.
Our policy is to return non-accrual TDR loans to accrual status when all the principal and interest amounts contractually due, pursuant to its modified terms, are brought current and future payments are reasonably assured. Our policy also considers payment history of the borrower, but is not dependent upon a specific number of payments. The Company recorded a specific reserve of  $523 thousand and $444 thousand, as of December 31, 2018 and 2017, and recognized no partial charge offs on the TDR loans described above during the year ended December 31, 2018 and 2017. During 2018 and 2017 there were no defaults on troubled debt restructurings. During 2018, we modified one commercial real estate loan. The modification of this loan did not result in a permanent reduction of the recorded investment in the loan, but did result in a payment deferment period on the loan. The total recorded investment in the modified loan as of December 31, 2018 was $503 thousand. During 2017 there were no loans modified.
Loans are modified to minimize loan losses when we believe the modification will improve the borrower’s financial condition and ability to repay the loan. We typically do not forgive principal. We generally either defer, or decrease monthly payments for a temporary period of time. A summary of the types of concessions for loans classified as troubled debt restructurings are presented in the table below:
(Dollars in thousands) Type of Concession	December 31, 2018	December 31, 2017
Extension of maturity date	$3,311	$2,967
The following table presents loans by portfolio segment modified as TDRs and the corresponding recorded investment, which includes accrued interest and fees, as of December 31, 2018 and 2017.
	December 31, 2018		December 31, 2017
(Dollars in thousands) Type	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	6	$3,527	6	$2,960
Commercial and industrial	1	116	1	108
Total	7	$3,643	7	$3,068

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 4 — PREMISES AND EQUIPMENT
The major classes of premises and equipment and the total accumulated depreciation at December 31, 2018 and 2017 are as follows:
(Dollars in thousands)	December 31, 2018	December 31, 2017
Land	$2,604	$2,604
Building	7,691	7,058
Leasehold improvements	2,849	2,264
Furniture, fixtures and equipment	3,306	2,695
Computer equipment	1,413	1,146
Computer software	371	326
Construction in process	725	67
	18,959	16,160
Accumulated depreciation	(4,568)	(3,776)
Total premises and equipment, net	$14,391	$12,384
Depreciation expense for the years ended December 31, 2018 and 2017 was $848 thousand and $531 thousand, respectively.
The Company has operating leases on the buildings where the branches are located and various other locations. Total rent expense was $1.8 million and $1.6 million for the years ended December 31, 2018 and 2017, respectively.
The following is a schedule by years of future minimum lease payments under non-cancellable operating leases as of December 31, 2018.
Year ending December 31, (Dollars in thousands)
2019	$1,642
2020	1,602
2021	1,550
2022	1,326
2023	971
Thereafter	3,162
Total minimum lease payments	$10,253
NOTE 5 — DEPOSITS
Deposit account balances at December 31, 2018 and 2017 are summarized as follows:
(Dollars in thousands)	2018	2017
Non-interest bearing demand deposits	$299,182	$260,251
Interest-bearing deposits	121,261	119,446
Brokered time deposits	53,477	73,477
Time deposits	770,312	566,810
Total deposits	$1,244,232	$1,019,984

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 5 — DEPOSITS  (Continued)

Time deposits that meet or exceed the FDIC insurance limit of  $250,000 at December 31, 2018 and 2017 were approximately $269.5 million and $247.7 million, respectively.
Maturities of time deposits at December 31, 2018 are summarized as follows:
Year Ending December 31, (Dollars in thousands)
2019	$807,025
2020	11,324
2021	2,269
2022	2,575
2023	596
Total	$823,789
At December 31, 2018 and 2017, overdraft demand deposits reclassified to loans totaled $127 thousand and $262 thousand, respectively.
NOTE 6 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
Advances from the Federal Home Loan Bank (FHLB) at December 31, 2018 and 2017 are summarized as follows:
(Dollars in thousands) Interest Rate	Rate Type	Maturity Date	December 31, 2018	December 31, 2017
1.29%	Fixed Rate	January 29, 2018	$—	$20,000
1.53%	Fixed Rate	March 26, 2018	—	100,000
		Total	$—	$120,000
The aggregate of the advances is collateralized by the Company’s FHLB stock, the Company’s deposits with the FHLB and pledged commercial and residential real estate loans, which totaled $724.0 million at December 31, 2018 and $520.8 million at December 31, 2017.
At December 31, 2018 and 2017, the Company had Federal funds lines available with correspondent banks of approximately $47.5 million. These lines have various terms, rates, and maturities. The Company had no borrowings on these outstanding at December 31, 2018 and 2017.
At December 31, 2018 and 2017, the Company had Federal Reserve Discount Window funds available of approximately $10.0 million. The funds are secured by qualified loans of the Company. The Company had no borrowings on the outstanding line at December 31, 2018 and 2017.
The Company sells the guaranteed portion of certain SBA loans it originates and continues to service the sold portion of the loan. The Company sometimes retains an interest only strip or servicing fee that is considered to be more than customary market terms. An interest only strip can result from a transaction when the market rate of the transaction differs from the stated rate on the portion of the loan sold.
The sold portion of SBA loans that satisfies at least one of the above provisions are considered secured borrowings and are included in other borrowings. Secured borrowings at December 31, 2018 and 2017 were $4.3 million and $5.0 million, respectively.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 7 — INCOME TAXES
The total provision for income taxes in the statements of income is as follows:
(Dollars in thousands)	2018	2017
Currently payable
Federal	$12,210	$15,781
State	2,102	2,506
	14,312	18,287
Deferred income taxes	355	42
Benefit due to tax reform	—	(176)
	$14,667	$18,153
The Company’s provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:
(Dollars in thousands)	2018	2017
Federal statutory rate times financial statement income	$11,775	$17,517
Difference resulting from:
State taxes, net of federal benefit	1,660	1,139
Deferred tax liability writedown	—	(176)
Other items, net	1,232	(327)
Provision for income taxes	$14,667	$18,153
At December 31, 2018 and 2017, the Company’s deferred tax assets and liabilities consisted of the following:
(Dollars in thousands)	2018	2017
Deferred income tax assets (liabilities)
Allowance for loan losses	$1,692	$1,764
Nonaccrual loan interest	175	32
Other	(16)	(43)
Unrealized gain on securities available for sale	46	36
Deferred mortgage servicing fees	(1,389)	(873)
Deferred SBA servicing fees	(2,069)	(2,300)
Premises and equipment	(368)	(258)
Deferred loan fees	—	58
Net deferred tax liabilities	$(1,929)	$(1,584)
On December 22, 2017, new federal tax reform legislation was enacted in the United States (the “2017 Tax Act”), resulting in significant changes from previous tax law. The 2017 Tax Act reduces the federal corporate income tax rate to 21% from 35% effective January 1, 2018. The rate change, along with certain immaterial changes in tax basis resulting from the 2017 Tax Act, resulted in a reduction of our net deferred tax liabilities of  $176 thousand and a corresponding deferred income tax benefit in 2017. Our federal income tax expense for periods beginning in 2018 is based on the new rate.
The adjustments to deferred tax assets and liabilities and the liability related to the transition tax are amounts estimated based on information available as of December 31, 2017. We recognized any changes to the amounts as we refined our estimates of our cumulative temporary differences, including those related to

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 7 — INCOME TAXES  (Continued)

the immediate deduction for qualified property, and our interpretations of the application of the 2017 Tax Act. The effects of other provisions of the 2017 Tax Act did not have a material impact on our consolidated financial statements.
For the years ended December 31, 2018 and 2017, management believes there are no material amounts of uncertain tax position. Additionally, there were no amounts of interest and penalties recognized in the balance sheet as of December 31, 2018 or 2017 or on the statements of income for the years ended December 31, 2018 or 2017. The Company and its subsidiary are subject to U.S. federal income tax as well as various other state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2015.
NOTE 8 — RELATED PARTY TRANSACTIONS
The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.
Aggregate loan transactions with related parties for the year ended December 31, 2018 were as follows:
(Dollars in thousands)
Balance, beginning	$5,970
New loans and principal advances	54
Repayments	(484)
Balance, ending	$5,540
In addition, the Company held related party deposits of approximately $3.2 million and $3.6 million at December 31, 2018 and 2017, respectively.
The Company signed an agreement to lease space in Norcross, Georgia with an entity in which a Bank Director is a part owner. The lease is a ten year non-cancellable lease which runs until October 2023. During the year ended December 31, 2018, $142 thousand in rents were paid under this lease.
NOTE 9 — SBA AND USDA LOAN SERVICING
The Company sells the guaranteed portion of certain SBA and USDA loans it originates and continues to service the sold portion of the loan. The portion of the loans sold are not included in the financial statements of the Company. As of December 31, 2018 and 2017, the unpaid principal balances of serviced loans totaled $431.2 million and $411.6 million respectively.
Activity for SBA loan servicing rights are as follows:
(Dollars in thousands)	2018	2017
SBA Loan Servicing Rights
Beginning of year	$9,329	$8,823
Additions	350	527
Disposals	(1,260)	(21)
End of year, fair value	$8,419	$9,329

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 9 — SBA AND USDA LOAN SERVICING  (Continued)

Fair value at year-end 2018 and 2017 was determined using discount rates ranging from 8.78% to 14.56% and 9.51% to 13.42%, prepayment speeds ranging from 6.82% to 12.87% and 6.39% to 8.92%, depending on the stratification of the specific right. Average default rates are based on the industry average for the applicable NAICS/SIC code.
The aggregate fair market value of the interest only strips included in SBA servicing assets was $27 thousand and $36 thousand at December 31, 2018 and 2017, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type and interest rate, were used to stratify the originated loan servicing rights. No valuation allowances are recorded against capitalized servicing rights or interest only strips as of December 31, 2018 and 2017.
NOTE 10 — RESIDENTIAL MORTGAGE LOAN SERVICING
During 2017, the Company began selling and servicing residential mortgage loans. Residential mortgage loans serviced for others are not reported as assets. The outstanding principal of these loans at December 31, 2018 and 2017 was $804.2 million and $341.8 million, respectively
Activity for mortgage loan servicing rights are as follows:
(Dollars in thousands)	2018	2017
Residential Mortgage Loan Servicing Rights
Beginning of year	$6,843	$—
Additions	10,253	7,500
Disposals	—	—
Amortization expense	(2,162)	(657)
End of year, carrying value	$14,934	$6,843
The fair value of servicing rights was $16.5 million and $7.3 million as of December 31, 2018 and 2017, respectively. Fair value at year-end 2018 was determined using discount rates ranging from 11% to 14%, prepayment speeds 15%, and a weighted average default rate of 0.88%. Fair value at year-end 2017 was determined using discount rate of 14%, prepayment speeds 16%, and a weighted average default rate of 0.83%.
NOTE 11 — COMMITMENTS AND CONTINGENCIES
The Bank has entered into employment agreements with its Executive Chairman, Chief Executive Officer, and President/Chief Lending Officer/Chief Operations Officer. Each employment agreement provides for a base salary, an incentive bonus based upon the Company’s profitability, stock options and other benefits commensurate with employment. The Bank may be obligated to make payments to each employee upon termination, with the timing and amount of the payment dependent upon the cause of termination. The agreements contain a contract term of 36 months, which is extended one year annually unless notice is given by the employee or the Board of Directors.
In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities that are not reflected in the Company’s financial statements. These commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit. The Company does not anticipate any material losses as a result of these commitments and contingent liabilities.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 11 — COMMITMENTS AND CONTINGENCIES  (Continued)

The Company’s nature of business is such that it ordinarily results in a certain amount of litigation. In the opinion of management for the Company, there is no litigation in which the outcome will have a material effect on the financial statements.
NOTE 12 — REVENUE RECOGNITION
Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. The implementation of the new guidance did not have a material impact on the measurement or recognition of revenue. The Company did not record a cumulative effect adjustment to opening retained earnings. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.
The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, as well as revenue related to our loan servicing activities and revenue on bank owned life insurance, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:
Service charges on deposits:   Income from service charges on deposits is within the scope of ASC 606. These include general service fees for monthly account maintenance and activity or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue on these types of fees are recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Service charges on deposits also include overdraft and NSF fees. Overdraft fees are charged when a depositor has a draw on their account that has inadequate funds. All services charges on deposit accounts represent less than 1% of total revenues in the year ended December 31, 2018.
Gain or loss on sale of OREO:   This revenue stream is recorded when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain or loss on sale if a significant financing component is present. This revenue stream is within the scope of ASC 606 and is included in other income in noninterest income, but no revenues were generated from gains and losses on the sale and financing of OREO for the year ended December 31, 2018.
Other revenue streams that are recorded in other income in noninterest income include revenue generated from letters of credit and income on bank owned life insurance. These revenue streams are either not material or out of scope of ASC 606.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 13 — LOAN COMMITMENTS AND RELATED FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments where contract amounts represent credit risk as of December 31, 2018 and 2017 include:
(Dollars in thousands)	2018	2017
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$65,283	$36,250
Standby letters of credit	$4,250	$4,249
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit includes $65.3 million of unused lines of credit and $4.3 million to make loans as of December 31, 2018. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.
Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.
The Company maintains cash deposits with a financial institution that during the year are in excess of the insured limitation of the Federal Deposit Insurance Corporation. If the financial institution were not to honor its contractual liability, the Company could incur losses. Management is of the opinion that there is not material risk because of the financial strength of the institution.
NOTE 14 — FAIR VALUE
Financial Instruments Measured at Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. As disclosed in Note 1, the Company adopted ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities, as of January 1, 2018. Due to the adoption of this update, fair value disclosures for 2018 are not comparable with those for 2017.
The following presents the assets and liabilities as of December 31, 2018 and 2017 which are measured at fair value on a recurring basis, aggregated by the level in the fair value hierarchy within which those measurements fall, and the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarch, for which a nonrecurring change in fair value has been recorded:
	December 31, 2018
(Dollars in thousands)	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Securities available for sale:
Obligations of U.S. Government entities and agencies	$15,183	$—	$—	$15,183
States and political subdivisions	1,213	—	1,213	—
Mortgage-backed GSE residential	2,492	—	2,492	—
Total securities available for sale	18,888	—	3,705	15,183
SBA servicing asset	8,419	—	—	8,419
Interest only strip	27	—	—	27
	$27,334	$—	$3,705	$23,629
Non-recurring fair value measurements:
Impaired loans	$3,472	$—	$—	$3,472	$169
Total nonrecurring fair value measurements	$3,472	$—	$—	$3,472	$169

	December 31, 2017
(Dollars in thousands)	Total	Level 1	Level 2	Level 3	Total Gains (Losses)
Assets
Recurring fair value measurements:
Securities available for sale:
Obligations of U.S. Government entities and agencies	$16,661	$—	$—	$16,661
States and political subdivisions	1,235	—	1,235	—
Mortgage-backed GSE residential	3,155	—	3,155	—
Total securities available for sale	21,051	—	4,390	16,661
SBA servicing asset	9,329	—	—	9,329
Interest only strip	36	—	—	36
	$30,416	$—	$4,390	$26,026
Non-recurring fair value measurements:
Impaired loans	$2,966	$—	$—	$2,966	$—
Total nonrecurring fair value measurements	$2,966	$—	$—	$2,966	$—

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

The Company used the following methods and significant assumptions to estimate fair value:
Securities, Available for Sales:   The Company carries securities available for sale at fair value. For securities where quoted prices are not available (Level 2), the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. The investments in the Company’s portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.
The Company owns certain SBA investments that for which the fair value is determined using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active.” This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades. Discounted cash flows are calculated by a third party using interest rate curves that are updated to incorporate current market conditions, including prepayment vectors and credit risk. During time when trading is more liquid, broker quotes are used to validate the model.
SBA Servicing Assets and Interest Only Strip:   The fair values of the Company’s servicing assets are determined using Level 3 inputs. All separately recognized servicing assets and servicing liabilities are initially measured at fair value initially and at each reporting date and changes in fair value are reported in earnings in the period in which they occur.
The fair values of the Company’s interest-only strips are determined using Level 3 inputs. When the Company sells loans to others, it may hold interest-only strips, which is an interest that continues to be held by the transferor in the securitized receivable. It may also obtain servicing assets or assume servicing liabilities that are initially measured at fair value. Gain or loss on sale of the receivables depends in part on both (a) the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interests that continue to be held by the transferor based on their relative fair value at the date of transfer, and (b) the proceeds received. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for interests that continue to be held by the transferor, so the Company generally estimates fair value based on the future expected cash flows estimated using management’s best estimates of the key assumptions — credit losses and discount rates commensurate with the risks involved.
Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis.
Impaired loans:   Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral may include real estate, or business assets including equipment, inventory and accounts receivable. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by the Company. The value of business equipment is based on an appraisal by qualified licensed appraisers hired by the Company if significant, or the equipment’s net book value on the business’ financial statements. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports. Appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments were $169 thousand for 2018 and $0 for 2017 due primarily to changing conditions of underlying collateral, resulting in a level 3 classification of inputs for determining fair value. Appraised values are reviewed by management using historical knowledge, market considerations, and knowledge of the client and client’s business.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

Foreclosed real estate:   Foreclosed real estate is adjusted to fair value upon transfer of the loans to foreclosed real estate. Subsequently, foreclosed real estate is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices or appraised values of the collateral and is classified as nonrecurring Level 3. Adjustments are routinely made in the appraisal process by the independent appraisers engaged by the Company to adjust for differences between the comparable sales. Appraised values are reviewed by management using our market knowledge and historical experience.
Changes in level 3 fair value measurements
The table below presents a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2018 and 2017:
(Dollars in thousands)	Obligations of U.S. Government Entities and Agencies	SBA Servicing Asset	Interest Only Strip	Liabilities
Fair value, January 1, 2018	$16,661	$9,329	$36	$—
Total gain included in income	—	891	(9)	—
Settlements	—	(350)	—	—
Prepayments/paydowns	(1,478)	(1,451)	—	—
Transfers in and/or out of level 3	—	—	—	—
Fair value, December 31, 2018	$15,183	$8,419	$27	$—

(Dollars in thousands)
Fair value, January 1, 2017	$23,916	$8,823	$30	$—
Total gain included in income	—	593	6	—
Settlements	—	(87)	—	—
Prepayments/paydowns	(7,255)	—	—	—
Transfers in and/or out of level 3	—	—	—	—
Fair value, December 31, 2017	$16,661	$9,329	$36	$—
There were no gains or losses included in earnings for securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2018 and 2017. The only activity for these securities was prepayments. There were no purchases, sales or transfers into and out of Level 3. The following table presents quantitative information about recurring Level 3 fair value measures at December 31, 2018 and 2017:
	Valuation Technique	Unobservable Input	General Range
December 31, 2018
Obligations of U.S. Government entities and agencies	Discounted Cash Flows	Discount rate	0% – 3%
SBA servicing asset and interest only strip	Discounted Cash Flows	Prepayment speed	6.82% – 12.87%
		Discount rate	8.78% – 14.56%

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

	Valuation Technique	Unobservable Input	General Range
December 31, 2017
Obligations of U.S. Government entities and agencies	Discounted Cash Flows	Discount rate	0% – 3%
SBA servicing asset and interest only strip	Discounted Cash Flows	Prepayment speed	6.39% – 8.92%
		Discount rate	9.51% – 13.42%
Fair Value of Financial Instruments
The methods and assumptions used in the estimation of the fair value of the Company’s financial instruments are detailed below:
Cash, federal funds sold and purchased, and securities purchased under agreements to resell:   The carrying amounts of cash and short-term instruments approximate their fair value due to the relatively short period to maturity of instruments.
Securities available-for-sale:   Fair values for securities, excluding restricted equity securities, are based predominately on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments.
Federal Home Loan Bank stock:   It is not practical to determine the fair value of Federal Home Loan Bank stock due to restrictions places on its transferability.
Loans receivable:   For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are placed on carrying values. Prior to 2018, fair values for fixed rate real estate, commercial and other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. In 2018, fair values for fixed rate real estate, commercial and other loans are estimated using exit pricing. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
Loans held for sale:   The fair value is based on outstanding commitments from investors.
Mortgage servicing assets:   On a quarterly basis, mortgage servicing assets are evaluated for impairment based upon the fair value of the servicing rights as compared to the carrying amount. Fair value is determined at a tranche level, based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes various factors, such as prepayment speed, default rate assumption and other available data that market participants would use in estimating future net servicing income.
Interest only strips:   The fair value is based on a valuation model that calculates the present value of estimated future cash flows. The Company records these assets at fair value on a recurring basis.
Deposit liabilities:   The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

Secured borrowings and other borrowings:   The carrying amounts of commercial funding agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of secured borrowings approximate fair value.
Accrued interest:   The carrying amounts of accrued interest approximate their fair values.
Off-balance-sheet instruments:   Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standings.
The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2018 and 2017 are as follows:
	Carrying Amount	Estimated Fair Value at December 31, 2018
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets:
Cash, due from banks, federal funds sold and money market investments	$138,427	$—	$138,427	$—	$138,427
Securities purchased under agreements to resell	15,000	—	15,000	—	15,000
Investment securities	18,888	—	3,705	15,183	18,888
FHLB stock	1,163	—	—	—	N/A
Loans, net	1,136,930	—	—	1,166,945	1,166,945
Loans held for sale	56,865	—	56,865	—	56,865
Accrued interest receivable	4,957	—	—	4,957	4,957
SBA servicing assets	8,419	—	—	8,419	8,419
Mortgage servicing assets	14,934	—	—	16,460	16,460
Bank owned life insurance	19,749	—	—	19,749	19,749
Interest only strips	27	—	—	27	27
Financial Liabilities:
Deposits	1,244,232	—	1,242,863	—	1,242,863
Other borrowings	4,257	—	4,257	—	4,257
Accrued interest payable	1,251	—	1,251	—	1,251

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 14 — FAIR VALUE  (Continued)

	Carrying Amount	Estimated Fair Value at December 31, 2017
(Dollars in thousands)		Level 1	Level 2	Level 3	Total
Financial Assets:
Cash, due from banks, federal funds sold and money market investments	$95,833	$—	$95,833	$—	$95,833
Securities purchased under agreements to resell	15,000	—	15,000	—	15,000
Investment securities	21,051	—	4,390	16,661	21,051
FHLB stock	6,092	—	—	—	N/A
Loans, net	1,060,048	—	—	1,058,900	1,058,900
Accrued interest receivable	4,756	—	—	4,756	4,756
SBA servicing asset	8,823	—	—	8,823	8,823
Interest only strips	36	—	—	36	36
Financial Liabilities:
Deposits	1,019,984	—	1,019,672	—	1,019,672
FHLB Advances	120,000	—	119,817	—	119,817
Other borrowings	5,039	—	5,039	—	5,039
Accrued interest payable	401	—	401	—	401
NOTE 15 — REGULATORY MATTERS
Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2018 was 1.875% and 1.25% for 2017. The net unrealized gain or loss on available for sale securities, if any, is not included in computing regulatory capital. Management believes as of December 31, 2018 the Bank meets all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2018 and 2017, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 15 — REGULATORY MATTERS  (Continued)

The Company’s actual capital amounts (in thousands) and ratios are also presented in the following table:
	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount ≥	Ratio ≥	Amount ≥	Ratio ≥
As of December 31, 2018:
Total Capital (to Risk Weighted Assets)
Consolidated	$166,851	18.16%	N/A*	N/A*	N/A	N/A
Bank	163,339	17.80%	73,392	8.0%	91,740	10.0%
Tier I Capital (to Risk Weighted Assets)
Consolidated	160,207	17.44%	N/A*	N/A*	N/A	N/A
Bank	156,696	17.08%	55,044	6.0%	73,392	8.0%
Common Tier 1 (CET1)
Consolidated	160,207	17.44%	N/A*	N/A*	N/A	N/A
Bank	156,696	17.08%	41,283	4.5%	59,631	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	160,207	11.14%	N/A*	N/A*	N/A	N/A
Bank	156,696	10.91%	57,455	4.0%	71,819	5.0%

*
The Board of Governors of the Federal Reserve raised the threshold for determining applicable of the Small Bank Holding Company and Savings and Loan Holding Company Policy Statement in August 2018 from $1 Billion to $3 Billion in consolidated total assets to provide regulatory burden relief, therefore the Company is no longer subject to the minimum capital requirements.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount ≥	Ratio ≥	Amount ≥	Ratio ≥
As of December 31, 2017:
Total Capital (to Risk Weighted Assets)
Consolidated	$141,159	17.08%	$66,136	8.0%	N/A	N/A
Bank	137,606	16.65%	66,105	8.0%	82,631	10.0%
Tier I Capital (to Risk Weighted Assets)
Consolidated	134,234	16.24%	49,602	6.0%	N/A	N/A
Bank	130,681	15.81%	49,579	6.0%	66,105	8.0%
Common Tier 1 (CET1)
Consolidated	134,234	16.24%	37,201	4.5%	N/A	N/A
Bank	130,681	15.81%	37,184	4.5%	53,710	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	134,234	10.76%	33,068	4.0%	N/A	N/A
Bank	130,681	10.47%	49,919	4.0%	62,399	5.0%

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 16 — LIMITATION ON DIVIDENDS
The sole source of funds available to pay stockholder dividends is from the Company’s earnings. Bank regulatory authorities impose restrictions on the amount of dividends that may be declared by the Company. Further restrictions could result from a review by regulatory authorities of the Company’s capital adequacy. For the years ended December 31, 2018 and 2017, $9.3 million and $5.4 million in common dividends were declared and paid, respectively. During 2018, the Bank could without prior approval, declare dividends of approximately $20.7 million.
NOTE 17 — STOCK BASED COMPENSATION
Stock Options
During 2006, the Company adopted an Employee Incentive Stock Plan (the Stock Plan). The Stock Plan offers stock options to key employees to encourage continued employment facilitating their purchase of an equity interest in the Company. These options are granted at the discretion of the Board of Directors at an exercise price determined by the Board at the grant date. A total of 1,800,000 (as ratified in the 2006 annual stockholders meeting) shares have been reserved under the Stock Plan. The Board of Directors terminated this Stock Plan as of July 17, 2016. At December 31, 2018 and 2017, 1,000,000 shares had been issued under this Stock Plan. There are no remaining exercisable options at December 31, 2018 and 2017. Additionally, there are no shares available for future stock option grants to employees under the existing plan.
During 2018, the Company adopted the MetroCity Bankshares, Inc. 2018 Stock Option Plan (the 2018 Stock Option Plan). The 2018 Stock Option Plan provides incentives to certain officers, employees, and directors to manage the business of the Company and its affiliates in a manner that will provide for the long-term growth and profitability of the Company, to encourage stock ownership and provide such recipients with a proprietary interest in the Company, and to provide a further means of hiring, rewarding and retaining key personnel. The 2018 Stock Option Plan permits the issuance of incentive and nonqualified stock options to purchase shares of the Company’s common stock (“Stock Options”) to eligible officers, employees and directors of the Company and its affiliates, except that incentive stock options may only be granted to employees. The Board of Directors has reserved 2,400,000 shares of Company common stock for issuance pursuant to awards under the 2018 Stock Option Plan, any or all of which may be granted as incentive stock options. In the event all or a portion of a Stock Option award is forfeited, cancelled, expired, or terminated before becoming vested, paid, exercised, converted, or otherwise settled in full, that number of reserved shares again becomes available under the 2018 Stock Option Plan and does not count against the maximum number of reserved shares. In addition, shares of common stock deducted or withheld to satisfy tax withholding obligations in connection with the exercise of a Stock Option do not reduce the number of reserved shares. The 2018 Stock Option Plan provides for its administration by a committee consisting of all or some of the members of our Board of Directors (the “Committee”). The determination of award recipients under the 2018 Stock Option Plan, and the terms of those Stock Option awards, will be made by the Committee. At December 31, 2018, 240,000 shares had been issued under the 2018 Stock Option Plan.
The fair value of stock options issued during 2018 was determined at their grant date using a valuation model that included expected volatility of 21.3%, an expected term of 6.5 years, a 3.0% dividend yield, and risk free rate of 2.9%. The weighted average fair value of each option granted during 2018 was $11.90.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 17 — STOCK BASED COMPENSATION  (Continued)

A summary of activity in the stock plan for the years ended December 31, 2018 and 2017 is presented below:
	2018		2017
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—	260,000	$2.64
Granted	240,000	12.70	—	—
Exercised	—	—	(260,000)	2.64
Forfeited	—	—	—	—
Outstanding at end of year	240,000	$12.70	—	$—
As of December 31, 2018 and 2017, there was $1.2 million and $0 of total unrecognized compensation cost related to options granted under the Plan. As of December 31, 2018, the cost is expected to be recognized over a weighted-average period of 2.5 years.
Aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the year ended December 31, 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holder had all option holders exercised their options on December 31, 2018. The aggregate intrinsic value of options outstanding as of December 31, 2018 was $912 thousand.
The intrinsic value of the options exercised during 2017 was $708 thousand.
Restricted Stock
Periodically the Company will issue restricted stock to its directors, executive officers, senior officers, and other employees. Compensation expense is recognized over the vesting period of the awards based upon the fair value of the stock at issue date. The fair value of each restricted stock award is estimated on the date of the grant using a valuation model that includes expected volatility, an expected term, dividend yield and a risk-free rate. Shares of restricted stock issued fully vest on the third anniversary of the grant date.
	2018		2017
Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1	280,310	$4.39	251,428	$3.10
Granted	181,072	9.85	203,254	5.36
Vested	(183,180)	5.72	(174,372)	3.67
Forefited	—	—	—	—
Nonvested at December 31	278,202	$7.07	280,310	$4.39
As of December 31, 2018, there was $1.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 year. The fair value of shares vested during the years ended December 31, 2018, and 2017 was $1.1 million and $440 thousand, respectively.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 18 — OTHER OPERATING EXPENSE
Significant components of other operating expenses for the periods ended December 31, 2018 and 2017 are as follows:
(Dollars in thousands)	2018	2017
Professional fees	$1,029	$1,020
Miscellaneous loan related	3,503	3,079
Bank security	1,003	884
Phone and data service	617	498
Director fees	333	291
Other	2,585	2,658
Total other operating expenses	$9,070	$8,430
NOTE 19 — CONDENSED FINANCIAL INFORMATION ON METROCITY BANKSHARES, INC (PARENT COMPANY ONLY)
Condensed Balance Sheets
(Dollars in thousands)	2018	2017
Assets:
Cash and due from banks*	$375	$378
Interest-bearing deposits in other financial institutions	2,225	3,080
Investment in common stock of subsidiary stated on the basis of the Company’s equity in subsidiary’s capital accounts*	165,096	131,562
Other assets	1,305	381
Total assets	$169,001	$135,401
Liabilities –
Accrued expenses and other liabilities	$393	$286
Stockholders’ equity	168,608	135,115
Total liabilities and stockholders’ equity	$169,001	$135,401

*
Eliminated in consolidation.

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 19 — CONDENSED FINANCIAL INFORMATION ON METROCITY BANKSHARES, INC (PARENT COMPANY ONLY)  (Continued)

Condensed Statements of Income and Comprehensive Income
(Dollars in thousands)	2018	2017
Dividends received from subsidiary*	$9,291	$5,438
Interest income*	24	25
	9,315	5,463
Other expense	96	35
Income before taxes and equity in undistributed income of subsidiary	9,219	5,428
Income tax benefit	29	24
Income before equity in undistributed income of subsidiary	9,248	5,452
Equity in undistributed income of subsidiary*	32,086	26,445
Net income	41,334	31,897
Other comprehensive loss:	(49)	(7)
Comprehensive income	$41,285	$31,890

*
Eliminated in consolidation.

Condensed Statements of Cash Flows
(Dollars in thousands)	2018	2017
Cash flow from operating activities:
Net income	$41,334	$31,897
Adjustments to reconcile net income to net cash from operations:
Increase in other assets	(924)	(135)
(Increase) decrease in accrued expenses and other liabilities	42	(68)
Income from subsidiary	(32,086)	(26,445)
Net cash flow provided by operating activities	8,366	5,249
Cash flow from financing activities:
Dividends paid – common stock	(9,224)	(5,401)
Exercise of stock options	—	685
Net cash flow provided by financing activites	(9,224)	(4,716)
Net (decrease) increase in cash and cash equivalents	(858)	533
Cash and cash equivalents at beginning of year	3,458	2,925
Cash and cash equivalents at end of year	$2,600	$3,458

METROCITY BANKSHARES, INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE 20 — EARNINGS PER SHARE
The factors used in the earnings per share computation follow:
(Dollars in thousands except share data)	2018	2017
Basic
Net Income	$41,334	$31,897
Weighted average common shares outstanding	24,184,790	23,858,696
Less: Common stock equivalents	—	—
Average shares	24,184,790	23,858,696
Basic earnings per common share	$1.71	$1.34
Diluted
Net Income	41,334	31,897
Weighted average common shares outstanding for basic earnings per common share	24,184,790	23,858,696
Add: Dilutive effects of restricted stock and options	290,908	280,310
Average shares and dilutive potential common shares	24,475,698	24,139,006
Diluted earnings per common share	$1.69	$1.32
There were no options or restricted stock excluded from the computation of diluted earnings per common share because they were antidilutive for 2018 and 2017.
NOTE 21 — SUBSEQUENT EVENT
On August 30, 2019, the Company effected a 2-for-1 common stock split, as approved by the Company’s Board of Directors. Common stock and per share data included in these consolidated financial statements and notes have been retroactively adjusted to reflect the effect of the stock split.

1,939,000 Shares
Common Stock

PROSPECTUS
           , 2019

Keefe, Bruyette & Woods	Raymond James
A Stifel Company
Hovde Group, LLC
Through and including            , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13 — Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.
Expense category	Amount
SEC registration fee	$4,848
FINRA filing fee	8,000
Nasdaq Stock Market listing fee	150,000
Legal fees and expenses	519,000
Accounting fees and expenses	634,000
Printing fees and expenses	110,000
Transfer agent and registrar fees and expenses	4,000
Miscellaneous expenses	15,000
Total	$1,444,848
ITEM 14 — Indemnification of Directors and Officers.
Georgia Business Corporation Code
Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code (the “GBCC”) provides that a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed, in the case of conduct in an official capacity, that such conduct was in the best interests of the corporation and, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the GBCC provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct under Section 14-2-851 of the GBCC for which he was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.
Section 14-2-852 of the GBCC provides that to the extent that a director has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, because he or she is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by the director in connection with the proceeding.
Pursuant to Section 14-2-854 of the GBCC, a court may order a corporation to indemnify a director or advance expenses if such court determines that the director is entitled to indemnification under the GBCC or that the director is fairly and reasonably entitled to indemnification or advance of expenses in view of all the relevant circumstances, whether or not such director met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the GBCC, failed to comply with Section 14-2-853 of the GBCC or was adjudged liable as described in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the GBCC.
Section 14-2-856 of the GBCC permits our articles of incorporation, bylaws, a contract, or resolution approved by the shareholders, to authorize us to indemnify a director against claims to which the director was a party, including claims by us or in our right (e.g., shareholder derivative action). However, we may not indemnify the director for liability to us for any appropriation of a corporate opportunity, intentional misconduct or knowing violation of the law, unlawful distributions or receipt of an improper benefit.

Section 14-2-857 of the GBCC provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and if he or she is not a director to such further extent as may be provided in its articles of incorporation, bylaws, resolution of its board of directors or contract except for liability arising out of conduct specified in Section 14-2-857(a)(2) of the GBCC. Section 14-2-857 of the GBCC also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and is entitled to apply for court ordered indemnification or advances for expenses under Section 14-2-854, in each case to the same extent as a director. In addition, Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy that may be provided by its articles of incorporation, bylaws, action of its board of directors or contract.
Section 14-2-858 of the GBCC permits us to purchase and maintain insurance on behalf of our directors and officers against liability incurred by them in their capacities or arising out of their status as our directors and officers, regardless of whether we would have the power to indemnify or advance expenses to the director or officer for the same liability under the GBCC.
Company’s Articles of Incorporation and Bylaws; Insurance
In accordance with Article Eight of the Company’s bylaws, every person who is or was (and the heirs and personal representatives of such person) a director, officer, employee or agent of the Company shall be indemnified or reimbursed by the Company for reasonable expenses incurred in connection with any action, suit or proceeding, civil or criminal, to which such person shall be made a party by reason of the fact that such person is or was a director, trustee, officer, employee, or agent of the corporation, or that such person is or was serving, at the request of the corporation, as a director, trustee, officer, employee, or agent of another firm, corporation, trust, or other organization or enterprise. No person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which such person shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct, or criminal acts in the performance of their duties to the corporation, or to such other firm, corporation, trust, organization, or enterprise. In addition, no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been the subject of a compromise settlement, except with the approval of  (i) a court of competent jurisdiction, (ii) the holders of record of a majority of the outstanding shares of capital stock of the corporation, or (iii) a majority of the members of the board of directors then holding office excluding the votes of any directors who are parties to the same or substantially the same action, suit, or proceeding.
Pursuant to Article Eight of the Company’s bylaws, reasonable expenses incurred in any proceeding shall be paid by the Company in advance of the final disposition of such proceeding if authorized by the board of directors in the specific case, or if authorized in accordance with procedures adopted by the board of directors, upon receipt of a written undertaking executed personally by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company, and a written affirmation of his or her good faith belief that he or she has met the standard of conduct required for indemnification.
The provisions of Article Eight cover current and future proceedings and are retroactive to cover past acts or omissions or alleged acts or omissions. In the event of death of any person having a right of indemnification or advancement of expenses under Article Eight, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.
The foregoing rights of indemnification and advancement of expenses are not intended to be exclusive of any other right to which those indemnified may be entitled, and the Company has reserved the right to provide additional indemnity and rights to its directors, officers, employees or agents to the extent they are consistent with law.
The Company carries insurance for the purpose of providing indemnification to its directors and officers. Such policy provides for indemnification of the Company for losses and expenses it might incur to its directors and officers for successful defense of claims alleging negligent acts, errors, omissions or breach of duty while acting in their capacity as directors or officers and indemnification of its directors and officers for losses and expense upon the unsuccessful defense of such claims.

ITEM 15 — Recent Sales of Unregistered Securities.
We have historically issued periodic grants of certain equity based awards to our executive officers, directors, and other key employees pursuant to the MetroCity Bankshares, Inc. 2018 Omnibus Incentive Plan and our 2006 Stock Option Plan. Between January 1, 2016 and the filing of this registration statement, after giving effect to the two-for-one stock split:
•
We have granted 629,940 shares of restricted common stock to our executive officers, directors, and employees.

•
We have issued an aggregate of 400,000 shares of common stock pursuant to the exercise of outstanding and unexercised stock options previously issued under our 2006 Stock Option Plan and our 2018 Omnibus Incentive Plan. The per share weighted average exercise price of the stock options exercised during this period ranged from $1.94 to $2.64. The aggregate proceeds were $956,700.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The transactions above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act.
ITEM 16 — Exhibits and Financial Statement Schedules.
(a) Exhibits
Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Restated Articles of Incorporation of MetroCity Bankshares, Inc.*
3.2	Amended and Restated Bylaws of MetroCity Bankshares, Inc.*
5.1	Form of Opinion of Alston & Bird LLP
10.1	Amended and Restated Employment Agreement, dated August 21, 2019, by and between Metro City Bank and Nack Paek†*
10.2	Amended and Restated Employment Agreement, dated August 21, 2019, by and between Metro City Bank and Farid Tan†*
10.3	Amended and Restated Employment Agreement, dated August 21, 2019, by and between Metro City Bank and Howard Kim†*
10.4	Change in Control Agreement, dated June 27, 2016, by and between MetroCity Bankshares, Inc. and S. Benton Gunter†*
10.5	MetroCity Bankshares, Inc. 2018 Omnibus Incentive Plan†*
21.1	Subsidiaries of MetroCity Bankshares, Inc.*
23.1	Consent of Crowe LLP
23.2	Form of Consent of Alston & Bird, LLP (including as part of Exhibit 5.1)
24.1	Power of Attorney*

*
Previously filed.

†
Indicates a management contract or compensatory plan.

ITEM 17 — Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 24, 2019.
METROCITY BANKSHARES, INC.
By:
/s/ Nack Y. Paek

Nack Y. Paek
Chief Executive Officer
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Nack Y. Paek Nack Y. Paek	Chairman; Chief Executive Officer (principal executive officer)	September 24 , 2019
/s/ Farid Tan Farid Tan	President; Chief Financial Officer (principal financial and accounting officer)	September 24, 2019
* William M. Hungeling	Director	September 24, 2019
* Howard Hwasaeng Kim	Director	September 24, 2019
* Francis Lai	Director	September 24, 2019
* Don Leung	Director	September 24, 2019
* Feiying Lu	Director	September 24, 2019
* Young Park	Director	September 24, 2019
* Ajit Patel	Director	September 24, 2019
* Frank S. Rhee	Director	September 24, 2019
* Sam Sang-Koo Shim	Director	September 24, 2019
* By: /s/ Farid Tan Farid Tan Attorney-in-Fact